24-10105


05004564

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933


SEC MAIL PROCESSING
RECEIVED
FEB 2 2 2005
WASH. D.C.
213
SECTION

ARTIST PENSION TRUST (NEW YORK), L.P.
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

156 Fifth Avenue, Suite 323
New York, New York 10010
212-871-1011
(Address, including zip code, and telephone number,
including area code of issuer's principal executive office)

Not applicable
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

PROCESSED
FEB 24 2005
THOMSON
FINANCIAL

8741	20-2257395
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

Full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors:

not applicable;

(b) the issuer's officers:

David Ross
140 East 28th Street, Apt 7G
New York, NY 10016

Pamela Auchincloss
3 Stonewall Court
South Salem, NY 10590;

(c) the issuer's general partner:

APT Management (New York) LLC
156 Fifth Avenue, Suite 323
New York, New York 10010;

(d) record owners of 5 percent or more of any class of the issuer's equity securities:

not applicable;

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities:

not applicable;

(f) promoters of the issuer:

not applicable;

(g) affiliates of the issuer;

Mutual Art Inc. (referred to herein as "Mutual Art BVI")
156 Fifth Avenue, Suite 323
New York, New York 10010

Mutual Art US Holdings, Inc. (referred to herein as "Mutual Art US")
156 Fifth Avenue, Suite 323
New York, New York 10010

APT Management (New York) LLC
156 Fifth Avenue, Suite 323
New York, New York 10010;

(h) counsel to the issuer with respect to the proposed offering:

Epstein Becker & Green, P.C.
250 Park Avenue
New York, NY 10177;

Foley & Lardner LLP
111 Huntington Avenue
Boston, MA 02199;

Pearl Cohen Zedek Latzer, LLP
10 Rockefeller Plaza,
New York, NY 10020;

(i) each underwriter with respect to the proposed offering:

not applicable;

(j) the underwriter's directors:

not applicable;

(k) the underwriter's officers:

not applicable;

(l) the underwriter's general partners:

not applicable; and

(m) counsel to the underwriter:

not applicable.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262 of Regulation A of the Securities Act of 1933, as amended.

ITEM 3. Affiliate Sales

Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) Jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

None.

(b) Jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

The issuer will offer the securities in New York, New Jersey, Massachusetts, Florida and Illinois. Offerees will be screened and selected by the General Partner through its Selection Committee, and will be accepted as Limited Partners at the General Partner's sole discretion.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A:

(1) the name of such issuer;
Mutual Art Inc.
156 Fifth Avenue, Suite 323
New York, New York 10010

(2) the title and amount of securities issued;
1,780,00 Series A Preferred Shares, $0.01 par value each

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;
$1.00 per share and a total of $1,780,000

(4) the names and identities of the persons to whom the securities were issued.
(1) Ron Zuckerman, (2) ZAG Trust, (3) MTS Investments Inc. (Moti Shniberg); (4) GRYP Investments Ltd., (5) Jacob Gold; (6) Provident Fund of the Hebrew University, (7) Ruth and Alfred Rudis, (8) Dan Suesskind, (9) Uri Sciaky, (10) Asaf Geva, (11) Moshe Geva, (12) Dan Galai, (13) Rivka Perry, (14) Michel Crouhy, (15) Eitan Scapa, (16) Moshe Shani and Aviva Shani , (17) Zeev Regev, (18) Maggy Sciaky, and (19) Yael Sciaky.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer:

(1) the name of such issuer;

Not applicable

(2) the title and amount of securities issued;

Not applicable

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

Not applicable

(4) the names and identities of the persons to whom the securities were issued.

Not applicable

(c) Section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and brief statement of the facts relied upon for such exemption.

Rule 506 of Regulation D of the U.S Securities Act of 1933.

The entities and persons to whom the securities were issued were all "accredited investors" within the meaning of Rule 501(a) of Regulation D of the U.S Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

Mutual Art Inc. and Mutual Art US Holdings, Inc. currently contemplate the offering of securities for substantially the same purposes as the issuer but in other geographic regions of the United States and internationally, as well as for an offering for an investment fund that will purchase artworks.

ITEM 7. Marketing Arrangements

No arrangements are known to the issuer or to any person named in response to Item 1 above or to any selling securityholder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) No underwriter intends to confirm sales to any accounts over which it exercises discretionary authority.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

No expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 of Regulation A of the Securities Act of 1933, as amended, was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

ARTIST PENSION TRUST (NEW YORK), L.P.
156 Fifth Avenue, Suite 323
New York, New York 10010
212-871-1011

Date of the Offering Circular: February 21, 2005.

Description and amount of securities offered: Partnership Units; up to 500 limited partners.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	$5,000.00*	N/A	$5,000.00*
Total	$2,500,000.00**	N/A	$2,500,000.00**
Total Minimum	N/A	N/A	N/A
Total Maximum	$2,500,000.00**	N/A	$2,500,000.00**

* Minimum deemed value of invested work as of the date of his Offering Circular.
** Assumes 250 Artists, each contributing two invested works in year 1.

The name of the underwriter or underwriters: None.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE PAGE 17 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

Approximate date of commencement of proposed sale to the public. March 14, 2005.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE PARTNERSHIP CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 203 pages.

Item 3. Summary Information, Risk Factors and Dilution

The Partnership

Artist Pension Trust (New York), L.P. is a Delaware Limited Partnership with an address at 156 Fifth Avenue, Suite 323, New York, New York 10010 ("Partnership"). The General Partner of the Partnership is APT Management (New York), LLC, a Delaware Limited Liability Company with an address at 156 Fifth Avenue, Suite 323, New York, New York ("General Partner"). The Sole Member of the General Partner is MutualArt US Holdings, Inc., a Delaware corporation ("Mutual Art US"), a wholly owned subsidiary of Mutual Art, Inc., a British Virgin Islands corporation ("Mutual Art BVI").

The Partnership, through its General Partner, intends to accept up to 250 emerging and mid-career visual artists (collectively "Artists" and individually an "Artist") residing in states east of the Mississippi River ("Eastern US"), over a period not to exceed six years from the effective date of this offering ("Offering"), who apply for admission as Limited Partners. It is anticipated that Artists will be unincorporated self-employed individuals; but the term "Artist" also includes a corporation or other entity of which the Artist, or the Artist and his or her legal spouse (if any), are the sole owners.

The Partnership is a barter-based program in which Artists exchange their works of art or sets of such works (an "Invested Work"), rather than cash, in return for Partnership Units ("Partnership Unit"). Each Partnership Unit received in exchange for the Invested Work in a given year contains, and may be divisible into, two components: (i) one Artwork Unit (as defined on page 12 under the paragraph "*Partnership Units*") which specifically tracks an interest in proceeds realized with respect to that Invested Work; and (ii) one or more Pooled Units (as defined on page 12 under the paragraph "*Partnership Units*").

The purpose of the Partnership is to:

- Provide a vehicle for Artists to diversify their financial reliance on their own works for a long term income stream by exchanging 20 of these works for a continued partial interest in future proceeds from these Invested Works combined with a partial interest in a diversified portfolio of Invested Works of many individual artists working in different media and creating different types of visual works of art;
- maximize the overall value of the Invested Works underlying Partnership Units through long-term retention and management of Invested Works; and
- provide Artists who otherwise may not have assets to provide for their retirement the opportunity to contribute Partnership Units or Pooled Units (as defined below) received in exchange for Invested Works to a profit sharing plan qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended ("Code") maintained by the Artist ("Plan"), which Plan then may become a Limited Partner upon acceptance by the General Partner.

Each Artist will have an opportunity (over a 20-year period) to exchange 20 Invested Works for 20 Partnership Units. Throughout the term of the Partnership, the General Partner will have the authority to determine whether, in its judgment, the Partnership should accept an exchange of an Invested Work for a Partnership Unit. Once accepted, the General Partner further will decide whether it is in the Partnership's interest to continue to hold, or to seek to sell, lease, license, loan, syndicate or otherwise monetize ("Liquidate" or "Liquidation of"), any Invested Work. Until sold, Invested Works will be held by the Partnership in storage, available, without limitation by specification, for loan to museums and galleries, or included in Partnership initiated exhibitions and publications, intended to enhance the value of the Invested Works.

The General Partner, will have the exclusive right (subject to approval of certain Liquidations by a "Sales Committee", as described below), to determine the timing of any Liquidation of any Invested Work, based solely on its determination of the optimum time to Liquidate such Invested Work (taking into account, but not limited to, criteria set forth in Exhibit 15.1). The General Partner may use any and all methods that it deems appropriate or advisable in order to Liquidate Invested Works, mindful of the primary balance between short-term returns and the long-term growth potential of any Invested Work (whose Liquidation also may affect the value of other Invested Works of the creating Artist). When practical, the General Partner may use the Artist's dealer-of-record for such a Liquidation, and generally will allow such dealers to participate in a secondary market sale.

Mutual Art US and Mutual Art BVI are establishing similar partnerships, trusts or other entities in other geographic regions, both in the United States and internationally. An offering substantially the same and simultaneous to this Offering will be made for artists residing in states west of the Mississippi River. Internationally, the offering of a structure with similar objectives is being finalized in the United Kingdom, another is under active development in Germany and others possible for other areas. Further, upon achieving participation in this Partnership of 250 Artists, or the expiration of six years from the effective date of this Offering, if earlier, Mutual Arts US may establish a new partnership, or other entity following the same or similar structure as this Partnership for artists residing in the Eastern US. In addition, Mutual Art BVI is offering investors interests in a separate partnership (Art Dealer Fund, L.P.) that will directly acquire a diversified investment portfolio of contemporary visual artworks.

Subject to the consent of the Sales Committee, the General Partner reserves the right to Liquidate Invested Works held by it. Such Liquidation may be by a single transaction involving a single Invested Work, a transaction involving multiple works of the same or different Artists, a series of bulk transactions, a syndication or pursuant to a public offering. Any such Liquidation may be effected in conjunction with, or as part of, a sale or other monetization of similar art works in other comparable partnerships, trusts or other entities affiliated with Mutual Art US or Mutual Art BVI, both in the United States and internationally. In the event of a Liquidation of multiple Invested Works in a bulk transaction which does not specify the respective prices for the Invested Works involved, the sales proceeds will be allocated among the Invested Works Liquidated in proportion to the Partnership's last annual valuation of Invested Works.

Proceeds actually received from any Liquidation of an Invested Work, net of the direct costs related to such Liquidation ("Net Proceeds"), will be distributed as follows:

- 40% of the Net Proceeds will be distributed to the Limited Partner that holds the Artwork Unit with respect to such Invested Work;

- 40% of the Net Proceeds will be distributed to all of the Limited Partners, pro rata by percentage of outstanding Pooled Units, subject to reduction for payment of Partnership Costs and Expenses as discussed below; and

- 20% of the Net Proceeds will be distributed to the General Partner as compensation for its services as a general partner (the "Management Fee"), subject to deferral of such payment for such a period as may be required if a prohibited transaction exemption described below ("Exemption") being applied for from the U.S. Department of Labor pursuant to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") is issued.

A significant Liquidation of Invested Works is not anticipated before the tenth anniversary of the effective date of this Offering, but there are no restrictions preventing any earlier Liquidations. It is expected that Liquidation decisions as to sales will be made by the General Partner applying criteria such as set forth in

Exhibit 15.1, but the General Partner is not limited to such criteria. Notwithstanding the preceding statement, assuming issuance of the Exemption on this basis, any such Liquidation must be reviewed by the Sales Committee and the Sales Committee may prohibit the General Partner from consummating a sale that it determines is not in the best interest of the Partnership.

Partnership Units

For each exchange of an Invested Work, an Artist will receive a Partnership Unit, divisible into and consisting of: (i) one Artwork Unit; and (ii) one or more Pooled Units. The Partnership Unit certificate issued to evidence this exchange will include a description of the Invested Work underlying the Artwork Unit and specify the number of Pooled Unit(s) issued with respect to such Invested Work, as set forth in the chart below.

- An "Artwork Unit" is the right to 40% of the Net Proceeds from any Liquidation of the Invested Work for which the Artwork Unit was issued. Each Artwork Unit relates solely to the Invested Work for which the Artwork Unit was issued, and its value is determined based solely on that Invested Work.

- A "Pooled Unit" is the right to pro rata participation, based on all outstanding Pooled Units, in 40% of the Net Proceeds from any Liquidation of any Invested Work; such Net Proceeds being subject to further reduction for payment of Partnership Costs and Expenses as discussed on page 15 under the paragraph *"Partnership Cost and Expenses"*. The number of Pooled Units issued for each Invested Work will increase, as set forth in the chart below, as the number of Invested Works exchanged by the Artist increases; without regard to the value of the Invested Work itself. Ultimately, the value of each Pooled Unit will depend on factors such as the underlying value of all Invested Works, Partnership Costs and Expenses and the number of all Pooled Units then outstanding. No fractional Units are allowed, except as may be required to effect a distribution from a Plan required by law.

Invested Work	**Number of Pooled Units**		**Invested Work**	**Number of Pooled Units**
First	1		Eleventh	6
Second	1		Twelfth	6
Third	2		Thirteenth	6
Fourth	2		Fourteenth	6
Fifth	3		Fifteenth	6
Sixth	3		Sixteenth	8
Seventh	4		Seventeenth	8
Eight	4		Eighteenth	8
Ninth	5		Nineteenth	8
Tenth	5		Twentieth	8
	Maximum for Each Artist			**100**

Subsequent to the issuance of the Exemption, Artists may fund their own Plans through contributions of Partnership Units or of Pooled Units (a "Permitted Plan Contribution"). To enable an Artist to make a Permitted Plan Contribution consisting solely of Pooled Units, the Partnership will permit the Artist to surrender a Partnership Unit certificate for issuance of separate certificates representing the underlying Artwork Unit and one or more Pooled Units. To be recognized as a Limited Partner upon a Permitted Plan

Contribution, the trustee of the trust established under the Plan to which the Artist is making the Permitted Plan Contribution ("Trustee") and the General Partner must execute a joinder agreement as set forth in Exhibit 2.3 ("Joinder Agreement"). If the Exemption is not issued, Permitted Plan Contributions may be limited or prohibited as described on page 16 under the paragraph "*Revisions if Exemption Not Issued*".

As a Limited Partner, neither an Artist nor a Plan will take any part in the control of the Partnership's business, and only may exercise the rights and powers of a Limited Partner under the Agreement of Limited Partnership set forth in Exhibit 2.1 ("Partnership Agreement"), or as otherwise required by law. A Limited Partner will not be personally liable for the obligations of the Partnership for any amount in excess of Invested Works, except as otherwise expressly provided by law. Except as specifically provided herein: (i) no Limited Partner may withdraw from the Partnership; (ii) no Partnership Unit or component thereof will be redeemed; and (iii) no Invested Works will be returned to an Artist.

Retirement Benefits

THE PARTNERSHIP INVOLVES A BARTER STRUCTURE COMBINED WITH AN OPPORTUNITY FOR RETIREMENT PLANNING THAT PRESENTS UNIQUE LEGAL ISSUES UNDER ERISA AND THE CODE. AN APPLICATION FOR AN EXEMPTION UNDER ERISA IS BEING FILED WITH THE DEPARTMENT OF LABOR TO RESOLVE CERTAIN ERISA, BUT NOT ALL, OF THESE ISSUES. THE PARTNERSHIP STRUCTURE MAY BE AMENDED, AT THE SOLE DISCRETION OF THE GENERAL PARTNER, TO OBTAIN THE EXEMPTION. THE EXEMPTION MAY NOT BE ISSUED UNTIL THE LAST QUARTER OF 2005, OR IN 2006, IF AT ALL.

IF AN EXEMPTION IS NOT ISSUED UPON SUCH TERMS AND CONDITIONS AS THE GENERAL PARTNER, IN ITS SOLE DISCRETION, DEEMS ACCEPTABLE, THE PARTNERSHIP WILL CONTINUE BUT: (A) ARTISTS MAY NOT BE ABLE TO MAKE PERMITTED PLAN CONTRIBUTIONS; AND (B) IMPORTANT PROVISIONS OF THIS OFFERING AND OF THE PARTNERSHIP AGREEMENT WILL BE REVISED.

One objective of this Offering is to enable Artists who become Limited Partners to make a Permitted Plan Contribution to Plans that meet the requirements for tax-qualification under the Code. In order to address certain possible prohibited transaction provisions under ERISA, the Partnership and the General Partner are filing the Exemption with the U.S. Department of Labor. There is no certainty that the Exemption will be obtained, at least upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. Additional information about the Exemption is found on pages 50-54 under the paragraph "ERISA *Considerations*". If the Exemption is not obtained, there will be certain differences in the Partnership terms.

Unless and until an Exemption is granted upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, only Artists will be permitted to become Limited Partners. If the Exemption is not obtained, the General Partner, in its sole discretion, may: (i) decide that no Plan can become a Limited Partner; or (ii) allow Artists to make Permitted Plan Contributions, provided that the value of such contributions held by Plans, determined at the time made, represent less than 25% of the value of all outstanding Partnership Units. Limiting such Permitted Plan Contributions to less than 25% of the value of all outstanding Partnership Units prevents application of the fiduciary, prohibited transaction and other provisions of ERISA (and corresponding prohibited transaction provisions of the Code). In the latter event, there can be no certainty that such Permitted Plan Contributions can be effected on some pro rata basis among all interested Artists.

If an Exemption is issued upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, Artists will be permitted to make Permitted Plan Contributions to their Plans as follows:

- An Artist may contribute his or her entire Partnership Unit to a Plan maintained by the Artist; or
- An Artist may contribute some or all of his or her Pooled Unit(s) to a Plan maintained by the Artist.

An Artist will not be permitted to contribute solely Artwork Unit(s) to a Plan maintained by the Artist.

The Artist is solely responsible for deciding whether or not to: (i) establish a new Plan or continue to maintain an existing Plan; (ii) make a Permitted Plan Contribution to a Plan; or (iii) contribute cash or other property to a Plan in addition to or instead of a Permitted Plan Contribution. The Artist is responsible for ensuring that a Permitted Plan Contribution (or any other contribution) is appropriate for the Plan maintained by the Artist and that all legal requirements applicable to such Plan, and to a contribution thereto (including a Permitted Plan Contribution), are satisfied. Additional information is available on pages 46-49 under the paragraph "*Tax Considerations*" and on pages 50-54 under the paragraph "*ERISA Considerations*".

Participation

Each Artist accepted by the General Partner will have an opportunity to exchange up to 20 Invested Works to the Partnership over a 20-year period in accordance with the following schedule:

Year	Number of Invested Works		Year	Number of Invested Works
1	2		11	0
2	2		12	1
3	2		13	0
4	2		14	1
5	2		15	0
6	1		16	1
7	1		17	0
8	1		18	1
9	1		19	0
10	1		20	1

At the General Partner's sole discretion, in any year an Artist may be permitted to exchange more than the number of Invested Works indicated above for that year, subject to the limitation of 20 Invested Works over 20 years. Failure to make further exchanges in accordance with the chart set forth above may lead to a Limited Partner being treated as a "Discontinued Partner", as described on page 44 under the paragraph "*General Information relating to the Partnership*".

Acceptance of any proposed Invested Work is subject to the sole discretion of the General Partner. The General Partner may require that it review proposed Invested Works prior to acceptance of such Invested Work. No proposed work or set of works will be an Invested Work unless and until it is so accepted. In the event that a proposed Invested Work is rejected, the Artist proposing the Invested Work in exchange for a Partnership Unit will have an opportunity to propose other works of art for consideration, again subject to acceptance at the sole discretion of the General Partner.

Criteria established by the General Partner for such acceptance include, as of the effective date of this Offering, a minimum market value for an Invested Work, of not less than $5,000. Such minimum market value may be increased at the General Partner's sole discretion. In the discretion of the General Partner, a set of individual works of art (such as photographs) may be aggregated for treatment as an Invested Work in order to satisfy such a market value threshold e.g., due to the usual market value of individual works such as photographs being less than the established minimum. As only a minimum value may be set, the values of Invested Works at the time of acceptance will differ. Other than such difference being reflected in the value of the Artwork Unit component of the respective Partnership Unit, no distinction is made between Partnership Units to try to correlate Partnership Unit value to the value of the Invested Work accepted. The number of Pooled Units in each Partnership Unit is determined based solely on the chart set forth above.

Upon acceptance, the Partnership will have exclusive and undivided ownership of the Invested Works in any and all regards, including without limitations, any copyrights thereof, and the Artist will cease to have any ownership interest in the Invested Work for any purpose whatsoever.

Partnership Costs and Expenses

The Partnership does not expect Liquidations during at least its first 10 years from the effective date of this Offering to result in income sufficient to cover Partnership Costs and Expenses. "Partnership Costs and Expenses" are the costs and out-of-pocket expenses incurred by the Partnership for its actual operation including, without limitation, costs of storing, insuring and managing the Invested Works and direct management and administrative expenses. The General Partner is responsible, and will pay by capital contributions, for 20% of Partnership Costs and Expenses.

The Limited Partners are responsible for 80% of Partnership Costs and Expenses. Limited Partners will not be required to pay in advance for that 80% portion of Partnership Costs and Expenses. Instead, the General Partner will provide, subject to the availability to it of such funds as described below, the Limited Partners' portion (80%) of Partnership Costs and Expenses by way of loans to the Partnership (the "GP Loans"). If the Exemption is issued, the GP Loans will not bear interest, will not have the benefit of any security interests on the assets of the Partnership and will be repayable solely through Net Proceeds allocable to Pooled Units. If the Exemption is not issued, the GP Loans, repayable as described below through Net Proceeds allocable to Pooled Units, will bear a reasonable rate of interest.

Assuming issuance of the Exemption, current year's Partnership Costs and Expenses of Limited Partners, as well as the repayment of GP Loans, will be paid from Net Proceeds allocable to Pooled Units as follows:

- First, up to 100% of such Net Proceeds allocable to Pooled Units in a year, to payment of the Limited Partners' portion (80%) of that current year's Partnership Costs and Expenses; and

- Second, to the extent remaining after payment of the Limited Partners' portion of the current year's Partnership Costs and Expenses, an additional amount of up to 60% of such excess Net Proceeds allocable to Pooled Units to repayment of outstanding GP Loans.

To the extent remaining after payment of current Partnership Costs and Expenses and the repayment specified above of outstanding GP Loans, such excess will be distributed to the Limited Partners, pro rata by percentage of ownership of outstanding Pooled Units.

If the Exemption is not issued, the GP Loans may bear reasonable interest and the application each year of Net Proceeds allocable to Pooled Units will be as follows:

- First, up to 100% of such Net Proceeds (i.e. 40% of the total Net Proceeds), to repayment of outstanding GP Loans; and

- Second, to the extent remaining after payment of outstanding GP Loans, to payment of the Limited Partners' portion of the current year's Partnership Costs and Expenses.

To the extent remaining after repayment of outstanding GP Loans and the Limited Partners' portion of current Partnership Costs and Expenses, such excess will be distributed to the Limited Partners, pro rata by percentage of ownership of outstanding Pooled Units.

Distribution to General Partner.

Deferred Under Exemption. The deferral of the distribution of the Management Fee to the General Partner, and the order of the repayment of the GP Loans to the General Partner, is provided for subject to the issuance of the Exemption. As described on page 53 under the paragraph "*ERISA Partnership Considerations*", if the General Partner is considered a fiduciary under ERISA and the Code, the unrestricted exercise by the General Partner of discretion to sell Invested Works may be a prohibited transaction under ERISA as control of the timing of a sale by the General Partner (without considering the role of the Sales Committee) also could be considered control of the timing of compensatory payments (and loan repayments) to the General Partner. As part of the Exemption application, the General Partner agrees that distributions of its Management Fee with respect to Net Proceeds of Liquidations that involve a sale or a transfer of all or an undivided interest in the title to an Invested Work (which would not include a lease, license, loan or rental) will be deferred (subject to the next sentence) until the later of: (i) the January succeeding the fifth anniversary of the effective date of this Offering; and (ii) the July or January next succeeding the third anniversary of the date of the respective Liquidation. Notwithstanding the preceding sentence, a distribution of the Management Fee with respect to Net Proceeds of Liquidations that are sales will be made to the General Partner to the extent of the federal, state or local income tax actually payable by it on this deferred amount for the year involved as well as to the extent of tax on any subsequent interest thereafter credited on such deferred amounts. During this deferral period, General Partner deferred compensation amounts and any earnings thereon will be held in a segregated account as a Partnership asset subject to creditors of the Partnership.

No Exemption. If an Exemption is not issued, there will be no deferral of Net Proceeds payable to the General Partner.

Revisions If Exemption Not Issued

THE TERMS OF THIS OFFERING AND THE PARTNERSHIP AGREEMENT WILL BE REVISED IF THE EXEMPTION IS NOT ISSUED.

Those provisions, including but, in the sole judgment of the General Partner not limited to, terms itemized below, incorporated in the Offering and the Partnership Agreement for the purpose of securing the Exemption, will be removed if the Exemption is not issued on such terms and conditions as acceptable to the General Partner, in its sole discretion:

- The order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership;

- Existence of a Sales Committee;

- The deferral restrictions as to the distribution of the General Partner's Management Fee with respect to Net Proceeds of Liquidations that are sales; and

- The interest charged on the GP Loans.

Risk Factors

PARTICIPANTS SHOULD BE AWARE THAT PARTICIPATION IN THE PARTNERSHIP, EXCHANGE OF ART WORKS AND SUBSCRIPTION OR JOINDER FOR PARTNERSHIP UNITS INVOLVE A HIGH DEGREE OF RISK. PARTICIPANTS ARE ADVISED TO CONSIDER THE FOLLOWING FACTORS IN CONSIDERING WHETHER TO EXCHANGE ART WORKS AND SUBSCRIBE FOR INTERESTS OF THE PARTNERSHIP, OR TO ACCEPT AND HOLD A PERMITTED PLAN CONTRIBUTION, AND TO CONSULT WITH THEIR PROFESSIONAL ADVISORS WHEN DETERMINING WHETHER AN INTEREST IN THE PARTNERSHIP IS A SUITABLE INVESTMENT FOR THEM.

THIS IS A HIGH-RISK INVESTMENT AND PARTICIPANTS MAY LOSE A SUBSTANTIAL PORTION OR EVEN ALL OF THE VALUE REPRESENTED BY AN INTEREST IN THE PARTNERSHIP. ACQUIRING SUCH AN INTEREST IS, THEREFORE, SUITABLE ONLY FOR THOSE WHO ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF SUCH AN INVESTMENT AND WHO ARE PREPARED TO BEAR ANY LOSS WHICH MIGHT RESULT FROM SUCH INVESTMENT. IF YOU ARE IN ANY DOUBT ABOUT THE CONTENTS OF THIS DOCUMENT YOU SHOULD CONSULT YOUR ATTORNEYS, ACCOUNTANTS OR OTHER INDEPENDENT LEGAL AND FINANCIAL ADVISERS.

DESCRIBED BELOW IS A NON-EXHAUSTIVE LIST OF CERTAIN FACTORS RELEVANT IN DETERMINING WHETHER AN EXCHANGE OF ART WORKS FOR PARTNERSHIP UNITS IS SUITABLE OR WHETHER TO MAKE, ACCEPT OR HOLD A PERMITTED PLAN CONTRIBUTION. THE FOLLOWING DOES NOT PURPORT TO BE A COMPREHENSIVE SUMMARY OF ALL THE RISKS ASSOCIATED WITH PARTICIPATION IN THE PARTNERSHIP.

Risk Factors Related to the Partnership

No assurance of achieving investment objectives. There can be no assurance that the Partnership will achieve its objectives or that the Invested Works of the Partnership will generate income or capital appreciation of any kind. Partnership Units should be considered an illiquid and long-term investment. Although Partnership Units may produce income, it is possible that such income will be minimal. Further, the realization of gains, if any, and the allocation of distributions to Limited Partners will, in general, occur only upon the sale of Invested Works which is not expected to occur to any significant extent until after at least 10 years from the effective date of this Offering.

Timing of Liquidation of Parthership Assets. The Partnership has a stated life of fifty years. The General Partner is under no obligation to Liquidate any of the Investment Works prior to the end of such stated life. There can be no assurance that the Partnership will make any distributions to participants prior to the end of its stated life. Participants may therefore be unable to realize gains in the value of Invested Works or their Partnership Units prior to the end of the term of the Partnership. Further, to the extent that Invested Works are not significantly Liquidated, i.e., as to Invested Works as a whole or as to Invested Works of an individual Artist, cash distribution to Limited Partners may not materialize.

Warranties by the Partnership. The Partnership may be required to give warranties in connection with, Liquidation of Investment Works, for example, concerning the legal title of Invested Works and their original creation by the Artist. The Partnership may have to indemnify the purchasers of Invested Works to the extent that any such warranties are inaccurate. This may lead to the Partnership incurring contingent liabilities for which the General Partner may establish reserves or escrow accounts. The funds in the reserves or escrow accounts will not constitute Net Proceeds and will not be distributed to the Limited Partners unless and until all the terms and conditions of the Liquidation have been met.

Failure to keep a competitive advantage. The copy by third parties of the Partnership's method of operation may dilute the perceived selectivity of the Partnership in general and adversely affect any additional market value that may be attributed to Invested Works being accepted by the Partnership.

Additional Partnerships. Mutual Art US and Mutual Art BVI intend to establish additional partnerships or other structures for substantially the same purposes in the United States and internationally. Mutual Art BVI also is establishing a separate Partnership to invest funds raised in the acquisition of artworks. Such additional entities may have certain personnel common to the Partnership. Proliferation of such entities may dilute the perceived selectivity of the Partnership in general and adversely affect any additional market value that may be attributed to Invested Works by virtue of an Artist's participation in the Partnership. They also may present conflicts of interests in terms of the operation of the Partnership, including the Liquidation of its Invested Works. Further, upon participation by 250 Artists, or the expiration of six years from the effective date of this Offering, if earlier, Mutual Art US or Mutual Art BVI may establish one or more partnerships or similar structures for Artists residing in the Eastern US.

Risk Factors Related to Invested Works

Subjective valuations of Partnership assets. Works of art are inherently difficult to value due to the individual nature of each work and the subjective aspects of art valuation. As a result, the market value of Invested Works may be unproven and subject to great fluctuations and substantial uncertainty. There can be no assurance that the General Partner will find buyers or other Liquidation opportunities for the Invested Works; or that any prices paid upon the sale of Invested Works to buyers, or other Liquidation transactions, will result in realization by the Partnership of capital appreciation. The market demand for a particular Invested Work, or the Invested Works of one or more Artists, may decrease or may not materialize during the life of the Partnership and the sale or other Liquidation of such Invested Works may not be possible or value received diminished.

Fluctuations of art market. It cannot be guaranteed that the art market will rise in the future or be in the most advantageous position at the time that a decision is made to sell an Invested Work. Further, the illiquidity of the art market may adversely affect the ability of the General Partner to Liquidate Invested Works. Even in circumstances where the art market is very active, it may be the case that there is no market for a particular Invested Work or for the Invested Works of a particular Artist.

Political and economic risks. The value of the Invested Works may be affected by uncertainties such as international political developments, changes in government policies, changes in tax and other laws, restrictions on foreign investment and currency fluctuations. The art market also can be adversely affected during periods of economic or market uncertainty as during periods of recession or economic downturn. Political unrest, acts of war, terrorism, internal or external tensions and any future actions in this or other countries could affect the value of the Invested Works and therefore the value of the Partnership Units. Likewise there may be legal or political developments resulting in Invested Works becoming subject to confiscatory taxation, government regulation, expropriation or similar actions beyond the Partnership's control, which may adversely affect the Partnership.

Risk of physical loss or damage. Invested Works may from time to time be held in storage facilities that are subject to damage or destruction from natural disasters including earthquakes, tornadoes, hurricanes and other acts of "force majeure" or that suffer loss from fire, riots or other hazards. Losses may occur while art is in shipment or being held by a third party such as while on loan for an exhibition. The occurrence of such events may result in irreparable damage to Invested Works, or their complete loss, and it may not always be possible to insure against the loss resulting from such events.

Lack of adequate insurance coverage. The General Partner intends to procure, on behalf of the Partnership, insurance against fire, theft, transport damage and other risks in respect of the Invested Work as determined by the General Partner to be usual. Insurance coverage may prove insufficient if the value of the Invested Works increases significantly within a short period of time and the insured value has not been adjusted accordingly. Further, the insurer may contest or deny coverage under the terms of the applicable policy. Failure to notify the insurer of changes in circumstances or a claim of misrepresentation or fraud by the General Partner (or other person procuring the relevant insurance on behalf of the Partnership) may result in denial of coverage by the insurer.

Risk Factors Related to the Partnership Units

No market for Partnership Units. While Partnership Units may be transferable in connection with a Permitted Plan Contribution, or under certain circumstances specified in the Partnership Agreement, there is not now, nor is there likely to develop, a public or otherwise liquid market for the Partnership Units. The lack of a liquid market for Partnership Units may limit the transferability and hence the value of the Partnership Units.

No control over timing of sale of Invested Work. A Limited Partner will have no control over the timing of any sale or other Liquidation of any Invested Work. Such direction is held solely by the General Partner; subject to applicable review of sales by the Sales Committee but with no authority of the Sales Committee to initiate a sale. Accordingly, distributions attributable to Partnership Units will be subject to decisions made by the General Partner. The minority interest and lack of control with respect to Partnership operations also may affect the value of Partnership Units.

Dilution by Pooled Units. Upon repeated exchange of Invested Works by a particular Artist, the number of Pooled Units issued to such Artist in connection with subsequent exchanges increase. If an Artist does not continue to exchange Invested Works, the value of such Artist's Pooled Units may be diluted to the extent that other Artists continue to exchange Invested Works, and therefore receive an increasing number of Pooled Units for Invested Works in accordance with the applicable schedule as set forth on page 12. In addition, each Pooled Unit is entitled to one vote for applicable Partnership Agreement purposes. If an Artist does not continue to exchange Invested Works, no additional Pooled Units will be issued to such Artists and, as a result, such Artist's voting power will be diluted.

Risk Factors Related to the General Partner

Lack of operating history. The success of the Partnership will depend upon the ability of the General Partner to identify and attract Artists, to obtain their Invested Works and to profitably Liquidate such Invested Works. The General Partner, being a recently formed legal entity, does not have an operating history upon which Limited Partners may evaluate its likely performance. To the knowledge of the General Partner no other person has organized a structure whose goals of collecting, storing and liquidating works of art are similar to those of the Partnership. There is therefore no track record of the performance of entities similar to the Partnership to which Limited Partners may look for comparative rates of return and performance.

Broad discretion of General Partner. The General Partner has broad discretion as to the admission of Artists into the Partnership and the acceptance and Liquidation of Invested Works. There can be no assurance that the selection criteria or Liquidation criteria used by the General Partner to admit Artists, to accept Invested Works, or to Liquidate them, will correlate with maximizing the ultimate return to Limited Partners.

Inadequate funding of General Partner. The operations of the Partnership are being funded by a combination of capital contributions and loans from the General Partner. The General Partner does not currently have sufficient assets to fund all of the projected Partnership Costs and Expenses. There can be no assurance that the General Partner will be able to raise the funds necessary for continued operation of the Partnership or that the General Partner will continue to make loans to the Partnership. Further, the General Partner may borrow for the purpose of financing Partnership operations and such borrowing may increase the risk that the General Partner will be unable to sustain necessary Partnership funding.

The General Partner's independent auditors have expressed uncertainty regarding its ability to continue as a going concern because of its operating losses and its need for additional capital. The General Partner's financial statements do not include any adjustments to reflect the possible future affects on the recoverability and classification of assets or the amounts and classification of liabilities that might occur if it is unable to continue in business as a going concern.

No commitment of General Partner, Mutual Art US or Mutual Art BVI for Capital Contributions. The operations of the General Partner are being funded by loans from Mutual Art US who in turns borrows such amount from Mutual Art BVI. Neither Mutual Art US nor Mutual Art BVI are committed or obligated in any way whatsoever to extend such loans to the General Partner. There can be no assurance that Mutual Art US and Mutual Art BVI will make such loans to the General Partner. Further, there is no assurance that Mutual Art US and Mutual Art BVI will be able to raise the necessary funds in order to make such loans to the General Partner.

Inability to replace General Partner. The Partnership Agreement provides for the replacement of the General Partner as the general partner of the Partnership by the vote of the Limited Partners holding at least 75% of Pooled Units that are outstanding. Limited Partners may be unable to reach such level of consent and therefore may be unable to substitute a new general partner for the Partnership if the General Partner is unable to perform its obligations or if the Limited Partners are otherwise dissatisfied with such performance.

Conflicts of interest. The General Partner, Mutual Art US and Mutual Art BVI, their appointees and various agents may engage in a broad range of activities, including the establishment of similar partnerships or structures relating to art work both in the United States and internationally. The interests of such parties or similar partnerships or investment structures may conflict on occasion with the interests of the Partnership and the Limited Partners. Further, the President of the Partnership, and other personnel, may act in identical or similar capacities for similar structures. This also may result in situations where conflicts arise and decisions taken that may be alleged, and turn out, not to be in the best interest of the Partnership.

Further, should the Exemption be issued, and the General Partner deemed to be a fiduciary under ERISA, that law's fiduciary, prohibited transaction and other provisions will apply with respect to assets of the Partnership. In that event, the General Partner will use its best efforts to comply with these applicable ERISA provisions and not to engage in any transaction prohibited under ERISA, but there is no certainty that such an issue will not arise. Prospective Limited Partners should consult their own advisors with respect to these matters.

Reliance on certain key personnel. The General Partner will rely on the combined skills of the Director , the President and the Selection Committee, as well as such consultants and advisors as the General Partner may retain, such as the Advisory Board. If one or more of such persons were to be incapacitated or otherwise not able to provide their services to the General Partner, this may adversely affect the ability of the Partnership to achieve its objectives.

Risk Factors Related to Artists

Inability to attract Artists. The success and growth of the Partnership depends on the identity and number of Artists. To the knowledge of the General Partner there are no other operating partnerships or other structures (other than those formed or being organized by the General Partner or by its affiliates) whose goals of collecting, storing and liquidating works of art are similar to those of the Partnership. There is no assurance of market acceptance of this Partnership among artists and no assurance that artists with the intended profile will apply to exchange Invested Works for Partnership Units or continue to apply for the full schedule of 20 Invested Works. In such case, the General Partner may decide to dissolve the Partnership or continue the Partnership with fewer Artists and fewer Invested Works.

No proven market for Invested Works. Limited Partners may include Artists who have not yet established a discernable commercial market presence. The value of the Invested Works of such Artists is likely to be limited at the time of their admission or subsequently. These Invested Works may be subject to greater price volatility, or to a lack of a market, which may limit expected capital appreciation.

Values of Invested Works and Values of Partnership Units. An Artist will have no influence on, and may not be aware of, the identity of other Artists who are admitted to the Partnership or the quality or value of their Invested Work. Once accepted, each Invested Work is treated the same as being exchanged for a Partnership Unit, as described in this Offering. Even without consideration of the Management Fee or Partnership Costs and Expenses, it is possible that: (i) the value of the Partnership Unit received by an Artist for an Invested Work may be less than (or more than) the value of such Invested Work; (ii) the value of the Invested Work exchanged by one Artist will be less than (or more than) the value of Invested Works exchanged by other Artists; and (iii) the value of Partnership Units issued upon exchanges in the same year may differ due to differing values of the underlying Invested Works (i.e., the 40% interest in Net Proceeds of Artwork Units may differ based on the value of the respective Invested Works).

Returns subject to exchange of art works by *other Artists.* There can be no assurance as to the quality or value of Invested Works accepted by the General Partner; or that the Partnership will attain its objective of investments by 250 Artists; or that Artists will continue to exchange Invested Works for the maximum 20 year period at the specified rate; or that future works of an Artist will be accepted by the General Partner as Invested Works. As a result, the Partnership may not reach its projected holdings or diversification of Invested Works and the Invested Works it holds may not generate significant capital appreciation.

Successful Artist may discontinue participation, or contribute lesser works An Artist who becomes successful, or whose financial considerations change, may decide to discontinue exchanges of his or her works of art for Partnership Units, or to apply to exchange works of art that do not represent such Artist's best work. As there is no requirement that an Artist continue to exchange Invested Works, or that an Artist exchange his or her most valuable works of art, such actions by commercially successful Artists may result in Limited Partners not realizing the intended diversification and Pooled Unit value appreciation.

Liquidation Decision by Partnership may affect value of Artist works. The Artist has no influence on the timing of the Liquidation of his or her Invested Works, on the value assigned to such Invested Works or on the final selling price for his or her Invested Works. However, others, such as dealers and museums, may use such information when evaluating the Artist's other works of art not held by the Partnership and when assessing the likelihood of such other works of art to increase in value. As a result, the success of the Artist, and the value of his or her works, may be affected by the decisions made by the General Partner.

Risk Factors related to Tax and ERISA matters

ERISA Risks if Plans are Limited Partners. An Artist making a Permitted Plan Contribution will be responsible for compliance by the Plan and its sponsor with the rules of the Code, and of ERISA if applicable. Such Artist, as well as the Trustee, or other person with fiduciary authority with respect to the Plan, also may be subject to the fiduciary and other requirements under ERISA. The person subject to these fiduciary rules with respect to a Plan also is subject to personal liability for breach of a fiduciary duty.

Further, if Permitted Plan Contributions occur at such a rate that the Partnership is considered to consist of "plan assets" (See "ERISA Partnership *Considerations*" on page 53), the prohibited transaction provision of Section 4975 of the Code will apply to the Partnership, even if no Plan is subject to ERISA. If a Limited Partner is a Plan subject to ERISA, the fiduciary, prohibited transaction and other provisions of ERISA also could be applicable to the Partnership.

The combination of laws applicable to Plans and to the Partnership structure - ERISA, the Code and other federal and state laws - are complex. The application of these laws to the proposed operation of the Partnership, i.e., both the exchange of Invested Works and the possibility of Permitted Plan Contributions, as well as to the maintenance of Plans holding such Permitted Plan Contributions, is unique and without clear, guiding, precedent. Accordingly, there are uncertainties about the application of these laws to the operation of the Partnership and Plans and whether all possibly applicable legal issues have been considered or may develop in the future.

Tax issues related to Partnership Participation. Tax considerations under the Code apply to the Artist exchanging an Invested Work for a Partnership Unit, as well as to the Artist making, and to a Plan holding, a Permitted Plan Contribution. Please see "*Tax Considerations*" on page 46. In considering whether or not to become a Limited Partner, or to make a Permitted Plan Contribution, each Artist should consult his or her own advisors as to his or her personal situation.

Tax and ERISA issues related to Plans as Limited Partners. If a Plan becomes a Limited Partner, accepting and then holding Permitted Plan Contributions, special taxation and ERISA risks may apply for both the Plan, the Artist who sponsors that Plan and the fiduciaries of the Plan. Further details are given under the heading "*ERISA Considerations*" on page 50. Plan fiduciaries considering accepting and holding Partnership Units or Pooled Units should consult their own ERISA and tax advisors with respect to the applicability of ERISA and the Code to their Plans. Also, they should consider other risks related to the illiquidity of a Permitted Plan Contribution and events under the Plan which may require distribution of a Partnership Unit or Pooled Unit. A distribution of such an interest from a Plan may be subject to income taxation, while such distribution may not include any cash to pay applicable taxes.

Application of Code and ERISA if Artist has Employees. It is contemplated that Artists will be self-employed individuals with no employee (other than possibly a spouse). However, should the Artist, as a self-employed individual or the Artist as a legal entity, have employees, or contemplate having employees in the future, the application of ERISA to a Plan (as well as compliance with applicable Code provisions) increase the compliance requirements with respect to making Permitted Plan Contributions and to maintenance of the Plan. Please see "*Considerations for Plans Subject to ERISA*" on page 50. An artist with or possibly having such employees and contemplating Permitted Plan Contributions, should discuss these additional legal requirements with his or her advisors prior to beginning a Limited Partner, and also when an Artist is establishing, and while maintaining, a Plan.

Definition of Artwork Unit as a Collectible. Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible," such as a work of art, the cost of such collectible will be treated as distributed (i.e., subject to current taxation as income) to the individual who directs that account. The General Partner believes that Permitted Plan Contributions of a Partnership Unit, even though it includes an Artwork Unit, should not constitute an acquisition of collectibles by an individually-directed account within the meaning of Code Section 408(m) but, rather, constitute the acquisition of a security. There can be no assurance that the IRS or a court will not decide to the contrary. Please see page 49 under the paragraph "*Collectibles*". A transfer solely of a Pooled Unit involves no interest in specific artwork and should not be a collectible for purposes of Code Section 408(m). However, the transfer solely of an Artwork Unit as a Permitted Plan Contribution is not permitted as such an interest, if other requirements of Section 408(m) are met, may be treated as a direct ownership in a specific work of art.

In kind contributions. In-kind contributions by the sponsor of a defined benefit plan subject to the Code and ERISA may be subject to the prohibited transaction provisions contained in these laws. While the General Partner believes that these provisions should not be applicable to Permitted Plan Contributions, which involve a discretionary profit sharing plan with no obligation imposed upon the Plan sponsor to contribute, there can be no definitive assurance, absent an Exemption, that the DOL, the IRS or a court will not hold to the contrary. Please see page 51 under the paragraph "*In Kind Contribution of Units to Plan*"

Partnership Assets as Plan Assets. If the assets of the Partnership are deemed to be "plan assets", the General Partner, the Director and the President, the Sales Committee and others may be considered to be ERISA fiduciaries with respect to these assets. The Exemption is being sought in the expectation that absent limits on the number of Permitted Plan Contributions the "plan asset" rules will apply to the Partnership and its transactions. It is not expected that compliance with the rules of ERISA and the conditions of the Exemption, will materially affect the performance of Partnership Units. However, there is no certainty as situations may arise where absent an exemption from the DOL the General Partner will not be able to engage in or effect a transaction because of the applicability of ERISA. Further, unanticipated changes in existing requirements or adoption of new requirements could materially adversely affect the business of the Partnership and results of its operation.

A determination that the Partnership or the General Partner did not comply with applicable requirements of ERISA (or Section 4975 of the Code), or of the Exemption, could result in litigation, regulatory enforcement actions or imposition of excise taxes. Although the General Partner expects that the Partnership will be operated in material compliance with applicable legal requirements of ERISA, the Code and the Exemption, there can be no assurances that a violation will not occur or that there will be no changes in existing requirements or adoption of new requirements. Prospective Limited Partners should see page 53 under the paragraph "*ERISA Partnership Considerations*" and also should consult their own advisors with respect to these matters.

Risk Factors Related to the Exemption

No assurance of obtaining the Exemption. There is no certainty that the Exemption will be obtained upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. The Exemption may not be issued, if at all, until sometime in the fourth quarter of 2005 or in 2006. In the event that the Exemption is not issued, Artists may be limited in their ability, or not able at all, to make Permitted Plan Contributions. Invested Works will not be returned if the Exemption is not issued.

Amendment to Partnership structure if no Exemption is issued. Certain Partnership provisions were included in contemplation of securing the Exemption with respect to Permitted Plan Contributions. In the event that the Exemption is not granted, features of the Partnership designed in the context of the Exemption application, as determined by the General Partner, will be revised in a manner that may adversely affect Limited Partners, such as the timing and amount of distributions to Limited Partners, e.g., including provisions affecting the order of payment of Net Proceeds with respect to payment of GP Loans for Partnership Costs and Expenses as described on page 16 under the paragraph "*Revisions if Exemption not Issued*".

Other Risk Factors

Importance of Obtaining Professional Advice. Prospective Limited Partners are strongly urged to consult their own ERISA, tax and legal advisors, as applicable, regarding the consequences or advisability of investing in the Partnership, of adopting and maintaining a Plan (either as a self-employed person or as an entity, including relevant factors relating to whether there are or will be employees other than a spouse), or of making or accepting Permitted Plan Contributions. The exchange by Artists of Invested Works is not, in any respect, a representation by the General Partner or the Partnership, or any of their affiliates, that a Permitted Plan Contribution by an Artist will have the contemplated tax results and meets all of the legal requirements applicable to the establishment or maintenance of Plans; or that such an investment is appropriate under ERISA or the Code for retirement plans generally, or for any particular Plan or Artist. Neither the General Partner nor the Partnership is responsible for furnishing tax or legal advice on these issues.

Changes in the Law. No assurance can be given that future legislation, court decisions, administrative regulations, rulings or pronouncements will not significantly change current laws or regulations, or interpretations of such laws or regulations. Any such change may be retroactive and thereby apply to transactions entered into prior to the date of enactment or release.

Number of Limited Partners

While no more than 250 Artists may exchange Invested Works for Partnership Units, the Partnership may have more than 250 Limited Partners, depending on the number of Artists who make Permitted Plan Contributions to their Plans. Only Plans established by Artists who individually also are participants in their respective Plans will be admitted as Limited Partners.

Item 4. Plan of Distribution

Offerees

This Offering is being made only to Artists residing in the Eastern US. Such Artists must demonstrate to the General Partner and the Screening Committee that they meet specified criteria; in general that they are emerging or contemporary artists represented by a gallery or being pursued by galleries who have potential for growth and success. Potential for growth and success may mean, for example, that there is demand for the artwork of the Artist, press coverage of the Artist, or that the works of art of the Artist are shown in recognized collections, in shows, galleries or museums, or the Artist has received awards, scholarships, or grants.

Offerees will be screened and selected by the General Partner through its Selection Committee, and will be accepted as Limited Partners at the General Partner's sole discretion.

Manner of Distribution

Partnership Units are not being offered through underwriters. No discounts or commissions will be allowed or paid to others in connection with the sale of Partnership Units. No Partnership Units will be offered through the selling efforts of brokers or others. The Partnership has no arrangements for the return of Invested Works to subscribers if all of the Partnership Units to be offered are not issued.

Item 5. Use of Proceeds to Issuer

The information set forth in Item 3 of this Offering Circular under the headings "*Participation*" on page 14; "*Partnership Costs And Expenses*" on page 15, "*Distribution To General Partner*" on page 16 and "*Revisions If The Exemption Not Issued*" on page 16 is incorporated herein by reference.

Item 6. Description of Business

The General Partner has the exclusive right and power to manage the business and affairs of the Partnership. The General Partner will operate primarily through the President, the Director and the Selection Committee. The General Partner will be responsible for selecting Artists, selecting the works that each Artist will exchange for Partnership Units, valuing the works annually, storing, insuring and Liquidating them.

Valuation:

Valuation of Invested Works: On an annual basis, the General Partner will consider primary and secondary market prices on comparable works, consult with Artists with respect to their Invested Works, or with their respective dealers, as considered necessary to value Invested Works and take such other actions as necessary to establish a market value in accordance with a written valuation procedure established by the General Partner. Such procedures will be reviewed by an independent certified appraiser as to consistency with valuation methodologies that would be applied by the certified appraiser for IRS valuation purposes. There can be no assurance that Invested Works can or actually will be liquidated for the values so established or that such value will not be challenged, such as by the IRS, or ultimately overturned.

Valuation of Artwork and Pooled Units:

Based on the valuation of Invested Works as determined under the process described above, the value of the Partnership Units (the values of the respective Artwork and Pooled Unit components of Partnership Units) will be set annually. Unit values may be further adjusted or subject to discount to reflect relevant factors as determined by the General Partner, such as for lack of marketability of Partnership Units, minority interest and lack of control by Limited Partners of Partnership operations. The Partnership Units' value will be further adjusted to reflect the Management Fee, as well as to reflect any impact on value attributable to the cumulative obligation with respect to Partnership Costs and Expenses.

Reports:

The General Partner will provide each of the Limited Partners with a report detailing the annual valuation of their respective Invested Works and Pooled Units and the accumulative Partnership Costs and Expenses.

Storage:

Invested Works not lent to third parties will be stored in secure storage with a facility that has experience in the field of transportation and storage of works of art. For this purpose, the General Partner has entered into an agreement with Crozier Fine Arts, Inc. of 525 West 20th Street, New York, NY 10011 to secure space in a storage facility located at Newark, New Jersey (the "Warehousing Agreement"). According to the Warehousing Agreement, the General Partner is required to pay only for the space actually used by it per month. The initial term of the Warehousing Agreement is three years.

Insurance:

The General Partner engages AXA Art Insurance Corp. of 4 West 58th Street, New York, NY 10019, to provide insurance coverage for the Invested Works while in storage, during transportation and while on loan in an amount deemed by the General Partner to be appropriate. The total amount of insurance coverage is $1,000,000. The General Partner will periodically review and may replace or appoint additional insurers during the term of the Partnership if the terms of the services appear to it to be advantageous to the Partnership.

Partnership Costs and Expenses:

Partnership Costs and Expenses include, without limitation: (i) legal and accounting expenses – currently anticipated to be up to $70,000 per year; (ii) storage, insurance, packaging and transportation, charges expected to vary depending upon the number of Invested Works- currently anticipated to be up to $20,000 in year 2005 and up to $100,000 in year 2009; (iii) marketing and public relations, including web site maintenance – currently anticipated to be up to $50,000 per year; and (iv) direct management and administration costs – currently anticipated to be up to $110,000 per year. Direct management and administration costs include the remuneration paid to the Director, the members of the Selection Committee, the members of the Sales Committee and to any employee and contractor of the Partnership, as well as direct costs such as telephone, postage, etc.

Partnership Costs and Expenses do not include the costs and expenses associated directly with the Liquidation of the Invested Works, which will be deducted from the Net Proceeds of each Liquidation. The costs and expenses associated directly with the Liquidation of the Invested Works include: commissions to third parties (including auction fees), restoration costs, framing costs and equipment costs where technical equipment is required to review and evaluate the respective Invested Work.

Of the Partnership Costs and Expenses, 20% will be paid as a capital contribution of the General Partner. The remaining 80% will be borne by the Limited Partners but payable solely from Net Proceeds, generally as repayment of the GP Loans as described on page 15 under the paragraph "*Partnership Costs and Expenses*". Unless the Exception is not issued, the GP Loans will not bear interest and will not have the benefit of any security interests on the assets of the Partnership.

The funds necessary to cover the Partnership Costs and Expenses are intended, but not required, to be loaned to the Partnership (through the General Partner) by Mutual Art US. Such funds are intended, but not required, in turn, to be provided to Mutual Art US by Mutual Art BVI. Mutual Art BVI intends, but is not obligated, to raise these funds from third party investors, financial institutions or other third parties in exchange for shares of Mutual Art BVI. There is no assurance that Mutual Art BVI will raise the necessary funds, or continue to provide them, and in the event of a failure to obtain the necessary funds the General Partner and the Partnership may dissolve.

Establishment of Artist Plan

An Artist may make a Permitted Plan Contribution to a Plan newly established by the Artist or to one already in effect. The Trustee, or other appropriate fiduciary of the Plan, will be required to execute a Joinder Agreement, and such other documentation as the General Partner deems necessary, before the Plan becomes a Limited Partner.

To assist Artists who wish to establish Plans, the General Partner has made arrangements with the Wolf Law Group ("Wolf"), 185 Willis Avenue, Mineola, NY 11501, to provide IRS-approved volume submitter plan documents for an Artist to initially establish a Plan. These volume submitter plan documents have been pre-approved by the IRS, and an individual IRS determination may not be needed to secure reliance if the adopting Artist has no employees. There is no cost to the Artist for the availability from Wolf of these documents. Mutual Art BVI has paid that cost. However, neither Mutual Art BVI, Mutual Art US, the General Partner nor the Partnership makes any warranty as to the Wolf plan documents. An Artist may utilize the services of another advisor or consultant other than Wolf to establish a Plan.

To maintain tax benefits, all Plans must maintain their qualified status under Section 401 of the Code, as well as comply with certain federal filing requirements. Artists will be responsible for maintaining and operating their Plans in compliance with applicable law, including the Code and ERISA, if the Plan is subject to ERISA. The Code also has special rules that apply to deductions by Artists with respect to Permitted Plan Contributions. For example, there are deduction limitations on contributions to tax-qualified plans discussed on page 48 under the paragraph "*Code Limitations on Deductions for Contributions to Plans*" and different requirements that apply if the Artist has employees. The Artist may engage Wolf, at the Artist's expense but able to utilize a fee schedule negotiated by Mutual Art BVI, to provide assistance to the Artist in establishing, maintaining and operating his or her Plan in accordance with applicable Code and other legal provisions; or may retain another consultant or advisor for Plan compliance and advice purposes. The General Partner and the Partnership will not furnish such tax or Plan compliance assistance or advice, and neither Mutual Art BVI, Mutual Art US, the General Partner or its affiliates, or the Partnership, will be liable for the failure of an Artist to maintain or operate its Plan or to properly make Permitted Plan Contributions in compliance with applicable law, or for any services rendered by Wolf.

Item 7. Description of Property

The Partnership has no materially important physical properties. The Partnership leases office space at 156 Fifth Avenue, Suite 323, New York, New York 10010.

Item 8. Directors, Executive Officers and Significant Employees

Mutual Art BVI

The Directors of Mutual Art BVI are as follows:

Name	Age	Year First Became Director
Moti Shniberg, Chairman	33	2003
Prof. Dan Galai	60	2003
Ron Zuckerman	47	2003
Gary Fuhrman	43	2004
David A. Ross	56	2003

Moti Shniberg: Moti Shniberg is the founder of ImageID (www.imageid.com), a company that applies pattern recognition and identification technologies to a wide range of industries. Mr. Shniberg served as CEO of ImageID from its inception until 2002. Mr. Shniberg now serves as ImageID's Chairman. Mr. Shniberg is the co-founder, CEO and President of Mutual Art BVI. Mr. Shniberg devotes all of his business time and attention to his duties and obligations at Mutual Art BVI.

Prof. Dan Galai. Prof. Dan Galai is the Abe Gray Professor of Finance and Business Administration at the Hebrew University, School of Business Administration in Jerusalem. Prof. Galai was a visiting professor of finance at INSEAD and at the University of California, Los Angeles and has also taught at the University of Chicago and at the University of California, Berkeley. Prof. Galai holds a Ph.D. from the University of Chicago and undergraduate and graduate degrees from the Hebrew University. Prof. Galai has served as a consultant for the Chicago Board Options Exchange and the American Stock Exchange as well as for major banks. Prof. Galai has published numerous articles in leading business and finance journals on options, risk management, financial markets and institutions, and corporate finance. Prof. Galai is a coauthor of Risk Management published by McGraw- Hill, July 2000. Prof. Galai was a winner of the first annual Pomeranze Prize for excellence in options research presented by the CBOE. Prof. Galai is a co-founder of Sigma P.C.M. (www.sigma-pcm.co.il), which engages in portfolio management and corporate finance. Prof. Galai is the co-founder and Executive Vice-President of Mutual Art BVI. Prof. Galai devotes one half of his business time and attention to the transaction of Mutual Art BVI business.

Ron Zuckerman: Mr. Zuckerman has been active as an entrepreneur and investor in the Israeli high tech Industry for most of the last fifteen years. Mr. Zuckerman was the founder and is currently acting as chairman of Sapiens International, a software company traded on NASDAQ, was the founder and chairman of Precire Software Solutions, another software company that was traded on NASDAQ up to its acquisition in late 2003 by Veritas in a cash transaction valued over $600 Million, and is an investor and a board member in various publicly and privately held companies. Mr. Zuckerman is the founder and a managing partner in several investment funds including the Magnum Communications Fund and the First Israel Turnaround Fund.

Gary Furman: Mr. Fuhrman is Chairman and CEO of GF Capital, a New York based merchant banking firm that makes principal investments in operating companies primarily in the media and consumer products sectors, as well as in real estate. Mr. Fuhrman is a graduate of the Wharton School of the University of Pennsylvania.

David A. Ross: Mr. Ross is the Executive Vice-President of Mutual Art BVI. David also serves as the President of the General Partner and as a member of the Selection Committee. Mr. Ross has more than 30 years experience as an art museum professional and has served as director of the San Francisco Museum of Modern Art, the Whitney Museum of American Art, and the Institute of Contemporary Art in Boston. Mr. Ross has been involved in the organization and jurying process of major international exhibitions including the Venice Biennale, Documenta and The Carnegie International. Mr. Ross is a Trustee of the Studio Museum in Harlem and has been a member of the Board of Trustees of the Tiffany Foundation, the Exhibitions Advisory Committee of the American Federation of the Arts, and the media arts policy committee of the Rockefeller Foundation. Mr. Ross also served as a lecturer for the Art History department of Harvard University and the School of Arts at Columbia University. Mr. Ross is also the Vice Chairman of the Beacon Cultural Foundation in Beacon, New York, an independent curator.

The General Partner

The Partnership is managed by the General Partner, primarily through the President and Director. The General Partner has the exclusive right and power to manage the business and affairs of the Partnership with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Partnership, including, without limitations, to select and admit Artists and Invested Works, to value Invested Works, to store and insure such works and to Liquidate them.

The directors and executive officers of the General Partner are as follows:

Name	Age	Year First Became Director	Positions and Offices with the Partnership or General Partner
David A. Ross	56	2003	President of the General Partner, Vice President of Mutual Art BVI and member of the Selection Committee
Pamela Auchincloss	49	2004	Director of the Partnership and a member of the Selection Committee

David A. Ross. Biography provided above. As the President of the General Partner, David A. Ross is responsible for selecting and hiring the Director and approving the Selection Committee members suggested by the Director. In addition, the President oversees the entire process of selecting the Artists and the artwork exchanged, and the logistics operations of the Partnership, including Liquidations.

Pamela Auchincloss. Biography provided below. As the Director of the Partnership, Ms. Auchincloss is responsible for nominating the members of the Selection Committee (actual appointment to the Selection Committee is contingent on the President's approval) and for managing the process of selecting Artists and artworks to the Partnership. In addition, as the Director, Ms. Auchincloss is responsible for working with third party service providers to assure proper transport, storage, and insurance of the Invested Works and for maintaining contact and good relations with the Artists and attend to any needs or concerns that they may have in relation to the Partnership.

From 1980 through 1993 Ms. Auchincloss owned and operated Pamela Auchincloss Gallery, a commercial art gallery, first in California and then in New York City. In 1993, Ms. Auchincloss began directing her interests and efforts towards education and curatorial services. For the past ten years, Ms. Auchincloss (through her company) has organized and circulated more than 65 monographic and thematic group exhibitions to university art galleries, regional art museums, and contemporary art centers through her company, Pamela Auchincloss Arts MS. Ms. Auchincloss has served on numerous community and arts-related boards, including the University of California, Santa Barbara Board of Governors and the

Board of Trustees for the Santa Barbara Contemporary Arts Forum, the University Art Museum, UCSB, Danspace Project at St. Mark's Church, Housing Works, Inc. and Pratt Institute. Ms. Auchincloss is also a member of the Council on the Environment of New York City, a mayoral appointment, and the Advisory Committee for The Mobile Kitchen/Classroom, a community education project under the auspices of the New York Restoration Project.

Selection Committee

The members of the Selection Committee of the Partnership are as follows:

Name	Age	Year First Became Committee Member
Clarissa Dalrymple	64	2003
David A. Ross	56	2003
Jack Tilton	54	2003
Simon Watson	50	2003
Pamela Auchincloss	49	2004
Dan Cameron	48	2005

Clarissa Dalrymple is a private art dealer and curator. Ms. Dalrymple began her career in the arts in 1983 as the assistant to Nicole Klagsbrun - the then Director of the Paul Olsen Gallery in New York. In early 1984, Dalrymple and Klagsburn opened the Cable Gallery, where they represented acclaimed artists such as James Nare, Haim Steinbach, Clegg & Guttman, Karl Apfelschnitt, Chris Wool, Ashley Bickerton, Barbara Ess and Dan Graham. Ms. Dalrymple has curated shows at Stein/Gladstone Gallery, Marc Selwyn Fine Art, and Nicole Klagsburn Gallery. In 1992, at Stein/Gladstone, Dalrymple curated an illustrious 12-person group show of the Young Brits featuring Damien Hirst, Sarah Lucas, and Rachel Whiteread. In addition, she curated a 3-person exhibition at Stein/Gladstone that featured Nancy Rubin, Sam Reveles, and Matthew Barney. Ms. Dalrymple was born and educated in England and has lived in New York since 1968.

David A. Ross. Biography provided above.

Jack Tilton is the founder of the art galleries – "Jack Tilton Gallery, New York" and "Roberts & Tilton Gallery, Los Angeles." Mr. Tilton specializes in the discovery of emerging, contemporary art, in abstract expressionism, and in European modern art. Mr. Tilton has discovered and worked with contemporary artists such as Kiki Smith, David Hammond, Francis Alÿs, Marlene Dumas, and Huang Yong-Ping. Mr. Tilton graduated from Babson College, a renowned business school located in Wellesley, Massachusetts. For seven years, from 1976 until 1982, Mr. Tilton worked for the art dealer Betty Parsons, who helped launch the careers of Jackson Pollock, Mark Rothko, Ellsworth Kelly, Robert Rauschenberg, Agnes Martin, and many more. In 1983, he opened Jack Tilton Gallery in New York. With his second gallery in Los Angeles, California, Mr. Tilton maintains a strong East-West coast connection in the discovery and exhibition of emerging artists. Currently, Mr. Tilton is in the process of starting a studio exchange program in Beijing in order to foster a dialogue between young, emerging artists from China and other artists from around the world.

Simon Watson. From 1979-1991 Mr. Watson directed a commercial gallery (Baskerville Watson Gallery) dedicated to exhibiting emerging visual artists. In 1993, Mr. Watson founded the non-profit arts group Downtown Arts Projects. Dedicated to emerging artists, DAP has presented more than 5,000 artists in all disciplines through the annual Downtown Arts Festival, a career development website named EmergeProject.net, and the arts guide "Simon Says". Mr. Watson has led more than 500 public art tours to galleries and museums and is a faculty member at the School of Visual Arts as well as New York University. Mr. Watson has been a guest lecturer at dozens of universities (CalArts, Columbia University, Hunter College, Yale University) and museums (Bronx Museum, Dia, New Museum, Studio Museum in Harlem, Whitney Museum of American Art). Mr. Watson serves on the Boards of Swiss Institute and RU.S.H Arts, and Advisory Boards of Bard's Center for Curatorial Studies and The New School's Vera List Center. Mr. Watson received a BA in art history from Williams College.

Pamela Auchincloss. Biography provided above.

Dan Cameron. Mr. Cameron is an art critic and curator based in New York since 1979. Mr. Cameron has published over two hundred fifty texts on art in various international publications, including Artforum, Parkett, Frieze and Flash Art. Mr. Cameron has contributed to numerous museum catalogues, including for the following institutions: the Royal Academy of Art, London; San Francisco Museum of Modem Art; Hirschhorn Museum and Sculpture Garden, Washington, DC; Stedelijk Museum, Amsterdam; and Carnegie Museum of Art, Pittsburgh. As an independent curator, Mr. Cameron has organized large-scale exhibitions of contemporary art at several venues, including "Art and its Double" (Fundacio 'la Caixa,' Barcelona, 1986); 'Aperto,' Biennale di Venezia (1988), "Cocido y Crudo" (Centro Renia Sofia, Madrid, 1994-95), "Threshold" (Fundação de Serralves, Oporto, 1995); and "Theory of Leisure" (Coleccion Jumex, Mexico City, 2002). Mr. Cameron was most recently curator for the 8th International Istanbul Biennial, September-November 2003. Mr. Cameron has been Senior Curator at the New Museum, New York City, since 1995.

Sales Committee

No later than the earlier of the second anniversary of the effective date of the Offering or prior to the decision by the General Partner to sell the first Invested Work, the General Partner shall establish a Sales Committee consisting of independent individuals qualified to evaluate General Partner sale decisions. The members of this Sales Committee will have no direct or indirect interest in the Partnership, its affiliates or the operations of any of these entities. The Sales Committee will review General Partner decisions regarding Liquidations that are sales. In making its decisions, the General Partner will consider the criteria set forth in Exhibit 15.1 and such other criteria as the General Partner considers relevant. The Sales Committee may prohibit the General Partner from consummating a sale that it determines not to be in the best interest of the Partnership. The Sales Committee, in its sole discretion, will have the authority to retain its own independent advisors.

After the initial designation of Sales Committee members, each vacancy in the Sales Committee will be filled by the remaining members of the Sales Committee, choosing a member from a list of three nominees proposed by the General Partner.

Advisory Board

Mutual Art BVI has established an Advisory Board to assist, *inter alia*, in creating guidelines for the management and administration of the Partnership and to advise the General Partner regarding the operation of the Partnership. The members of the Advisory Board of the Partnership are as follows:

Name	Age	Year First Became Committee Member
John Baldessari	74	2003
Bruce W. Ferguson	59	2003
Raymond McGuire	48	2003
Irving Sandler	71	2004
Kiki Smith	51	2003
Jerry Wind	67	2003

John Baldessari is an artist. Mr. Baldessari is represented in most of the world's major contemporary and modern museum collections. Mr. Baldessari's work has been presented in hundreds of shows and major retrospective exhibitions, both in the United States and in Europe.

Bruce Ferguson is the Dean of the Columbia University Graduate School of Arts. Mr. Ferguson has previously held teaching positions at the University of Pennsylvania Graduate School of Fine Arts, The Center of Curatorial Studies Bard College, Parsons School of Design and Yale University. Mr. Ferguson is also an author and editor of art books, including monographs on Ann Hamilton, Gary Hill, and Jenny Holtzer, along with a collection of theoretical essays co-authored with Sandy Nairne, Reesa Greenberg, David Moos, and David Pagel.

Raymond McGuire is a worldwide Co-Chairman of Morgan Stanley's Mergers and Acquisitions Group based in New York City. Mr. McGuire serves on several Boards including, The International Center of Photography (President), the Studio Museum in Harlem (Chairman), and the Whitney Museum of American Art (Executive Committee). Mr. McGuire also serves on the boards of The Enterprise Foundation, The Joseph & Claire Flom Foundation and the New York Presbyterian Hospital.

Irving Sandler is an art historian and critic. In the 1950s, Mr. Sandler began his career in the arts as Director of the Tanager Gallery, Program Chairman for the Artists' Club, and served as a reviewer for ArtNews and Art International. In the 70s, Mr. Sandler began publishing his collected interviews and reviews as well as his critically acclaimed surveys of contemporary art, including The Triumph of American Paintings: A History of Abstract Expressionism (1970), The New School: The Painters and Sculptors of the Fifties (1978), American Art of the 1960s (1988), and Art of the Postmodern Era: From the Late 1960's to the Early 1990s (1996). Mr. Sandler recently published his most personal work, A Sweeper-Up After Artists: A Memoir (2003). In 1972, Mr. Sandler was instrumental in the organization of "Artist's Space," a pioneering alternative exhibition space for young artists. Chuck Close, Cindy Sherman, Nan Goldin, and Barbara Kruger are among the many figures who received important early recognition there. For nearly twenty years, Mr. Sandler taught art history at SUNY Purchase and held positions in academic and curatorial organizations such as the College Art Association, Independent Curators Incorporated (ICI), the National Endowment for the Arts, the Sharpe Art Foundation, and the Public Art Fund.

Kiki Smith is an artist. Ms. Smith makes sculpture of and about the body in diverse materials such as bronze, paper, and wax. In the late 1970s and early 1980s, Ms. Smith was associated with the artist's collective Collaborative Projects, Inc. (Colab), and participated in the celebrated Times Square Show of 1980. Ms. Smith's work has been presented in one-person and group shows in museums around the world, including the Museum of Modern Art, the Whitney, the Solomon R. Guggenheim Museum, and the Metropolitan Museum of Art, the Albright - Knox Art Gallery, the Tate Modern, the National Gallery of Canada, and the Museum of Contemporary Art, Los Angeles. A major traveling retrospective of Ms. Smith's prints and multiples appeared at the Museum of Modern Art in the winter of 2003-2004.

Prof. Jerry Wind is the Lauder Professor of Marketing at The Wharton School, University of Pennsylvania, the Director of the SEI Center for Advanced Studies in Management, and the Academic Director of The Wharton School Fellows Program. Prof. Wind is the founder of the Executive MBA Program at The Wharton School. Prof. Wind has contributed to over 250 professional and academic publications and has authored as many as 20 books on the subject of competitive business strategy. Prof. Wind is a trustee of the Philadelphia Museum.

Item 9. Remuneration of Directors and Officers

David Ross and Pamela Auchincloss were the only officers of the Partnership and the General Partner and they received the following remuneration during the Partnership's last fiscal year. No other officers or directors of the Partnership or the General Partner received remuneration during the Partnership's last fiscal year. David Ross' services as the President of the General Partner are contracted by the General Partner from the Management Company, since it is the intention that David Ross' will provide similar services to other partnership or similar structures in the US and internationally.

Name	Position	Aggregate remuneration
David Ross	President of the General Partner	$75,000 in cash plus options to purchase share of Mutual Art BVI at nominal value (currently, $0.01 per share)
Pamela Auchincloss	Director of the Partnership	$37,500 in cash plus options to purchase share of Mutual Art BVI at nominal value (currently, $0.01 per share)

Item 10. Security Ownership of Management and Certain Securityholders

Below is a diagram of the ownership and holdings of the various entities affiliated with the General Partner of the Partnership:



Private Investors
Mutual Art BVI
100% Ownership
Mutual Art US Inc.
100%
100%
services
fees
The Management Company
APT Management (New York), LLC "General Partner"
Artist Pension Trust (New York), LP "Partnership"
1st Artist
Up to 250 Artists

Mutual Art BVI

Mutual Art BVI was incorporated on February 18, 2003 under the laws of the British Virgin Islands. Its objectives are to design, structure and market financial products for the art industry. Mutual Art BVI has invented, designed, structured and is executing the business method underlying the Partnership. As stated above, Mutual Art BVI, directly or through Mutual Art US, is establishing simultaneous to this Offering substantially the same structure for artists residing in states west of the Mississippi River, as well as entities with a similar barter structure internationally, in the United Kingdom, in Germany and possibly other areas.

Mutual Art US

Mutual Art US is a company incorporated and existing under the laws of the State of Delaware. It is a wholly owned subsidiary of Mutual Art BVI. Mutual Art US is the sole member of the General Partner. Moti Shniberg and Dan Galai serve as the directors of Mutual Art US.

The General Partner

The General Partner has the exclusive right and power to manage the business and affairs of the Partnership with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Partnership, including, without limitations, to select and admit Artists, accept Invested Works, store and insure such Invest Works and Liquidate such Invested Works (subject to Sales Committee review with respect to sales).

The General Partner will engage the services of a President (initially, David A. Ross), a Director (initially, Pamela Auchincloss), up to 10 members of an Advisory Board; and up to 5 members of a Selection Committee. The services of Mr. David Ross will be contracted from the Management Company and all other individuals will be engaged on a non-exclusive, primarily independent contractor, basis. Each member of the Advisory Board and of the Selection Committee will be allowed to engage in other activities, except for competing activities, provided that such other activities do not conflict with their duties and responsibilities to the Partnership.

The Management Company

The Management Company (APT Management USA, Inc.) is a corporation incorporated and existing under the laws of the State of Delaware and is wholly owned by Mutual Art US. Moti Shniberg and Dan Galai serves as the directors of the Management Company. Certain administrative and management services that are common to the General Partner, the Partnership and other similar structures in the U.S. and in other countries may be provided to the Partnership through the Management Company pursuant to the Management Agreement attached hereto as Exhibit 4.4 (the "Management Agreement"). The General Partner may assign certain of its Management Fee to the Management Company in consideration for services rendered to it by the Management Company.

Item 11. Interest of Management and Others in Certain Transactions

Mutual Art BVI intends, but is not obligated, to raise, from third-party investors, financial institutions or other third parties, the funds necessary to finance and support the operation of the Partnership and the General Partner. Mutual Art BVI will lend such funds to Mutual Art US in exchange for Capital Notes. Mutual Art US then will lend these funds to the General Partner in exchange for similar Capital Notes.

The terms of the Capital Notes are as follows: Mutual Art US may repay to Mutual Art BVI sums lent pursuant to the Capital Notes at any time. The Capital Notes will not bear interest. The Capital Notes will not expire on any fixed date, and Mutual Art US is not obligated to repay the note amounts on a fixed date. The obligations of Mutual Art US to repay the Capital Notes will be subordinate to all other current and future debt of Mutual Art US. Upon the demand of Mutual Art BVI, the Capital Notes will be convertible into shares of Mutual Art US in an aggregate amount reflecting the fair market value of the shares of Mutual Art US. The Capital Notes are attached hereto as Exhibit 4.2.

Mutual Art BVI and Mutual Art US will bear the initial expenses incurred in connection with, or related to, the formation of the General Partner and the Partnership and the availability of volume submitter documents for initial adoption of Plans by Artists. To date, these costs are $370,000.

Mutual Art US may, but is not required to, lend, in turn, funds to the General Partner by way of Capital Notes in the form attached hereto as Exhibit 4.2. The terms and conditions of such Capital Notes are identical to the Capital Notes issued to Mutual Art US by Mutual Art BVI.

The General Partner will contribute to the Partnership, from time to time, such amounts as are necessary to pay twenty percent (20%) of the Partnership Costs and Expenses. Such amounts are capital contributions and non-refundable.

In addition, for as long as the General Partner borrows from Mutual Art US, the General Partner will provide the Partnership from time to time with the GP Loans in the form attached hereto as Exhibit 4.3. The GP Loans shall be in amounts sufficient to pay the Partnership Costs and Expenses not provided for by the General Partner. Under the terms of the applied for Exemption, such GP Loans are interest free, and are not secured in any way by the Partnership's assets or otherwise. These loans will be repaid out of Net Proceeds in the manner described on page 15 under the paragraph "*Partnership Costs and Expenses*".

In consideration for the General Partner's services in managing the business and affairs of the Partnership, there will be payable to the General Partner the Management Fee in an amount equal to twenty percent (20%) of the Net Proceeds from Liquidations during each year. The General Partner may, in its sole and absolute discretion, assign to the Management Company the right to receive all or any portion of this fee and any other reimbursements otherwise payable to the General Partner under the Partnership Agreement in consideration for services rendered to it by the Management Company.

Under the terms of the applied for Exemption, actual distributions to the General Partner of the Management Fee with respect to Liquidations that involve a sale of an Invested Work will not be made until the later of: (a) the fifth anniversary of the effective date of this Offering; or (b) at least three years after the date of the respective Liquidation; except as necessary for the General Partner to pay taxes applicable to income on amounts so deferred. Partnership proceeds payable to the General Partner will be subject, until distributed, to creditors of the Partnership.

Item 12. Securities Being Offered

The Partnership is offering Partnership Units. The following is a brief description of: (a) general information relating to the Partnership; (b) certain federal tax considerations for the Partnership; (c) certain ERISA considerations; (d) certain Code consideration; and (e) certain state law fiduciary and other considerations.

General Information relating to the Partnership

The following information is presented only as a summary of certain of the Partnership's principal features, and is qualified in its entirety by the more detailed description contained in the Partnership Agreement, in this document and by its Exhibits.

Term of the Partnership. 50 years.

Extension of term. Unless dissolved earlier, the term of the Partnership may be extended for up to five additional one-year periods by the General Partner with the vote or written consent of Limited Partners holding at least two thirds of the Pooled Units issued by the Partnership.

Discontinued Partners. A "Discontinued Partner" is a Limited Partner who: (i) provides notice to the General Partner that he or she does not intend to continue to invest Invested Works in the years and amounts as permitted; or (ii) does not continue to invest Invested Works in the years and amounts as permitted. A Discontinued Partner will continue to be entitled to distributions with respect to his or her Partnership Units, subject to reduction for a pro rata share of Partnership Costs and Expenses. However, a Discontinued Partner will not be entitled to participate in any vote or consent and will not be entitled to make any further investments of Invested Works, without the consent of the General Partner. Once the General Partner has agreed to accept further Invested Works by the Discontinued Partner, the participation shall be regarded as resumed and such once Discontinued Partner shall not be regarded as a Discontinued Partner so long as it continues to make timely exchanges of Invested Works

Termination of an Artist's Participation in the Partnership. An Artist's participation in the Partnership may be terminated at the General Partner's discretion only prior to the third anniversary of the Artist's subscription and provided that none of the Invested Works that were exchanged by such Artist were Liquidated by the Partnership. If the Artist has not made a Permitted Plan Contribution, the General Partner will return the Invested Works to the terminated Artist and his or her Partnership Units will be redeemed. If the Artist has made a Permitted Plan Contribution, the Artist and the Plan will be treated as Discontinued Partners, as described in the preceding paragraph.

Transfer of Limited Partner's interests. Except for a Permitted Plan Contribution, transfer of Units by a Limited Partner is permitted only with the prior consent of the General Partner. Generally, a transfer from an Artist to his or her heirs upon death will be permitted. Any transfer of a Partnership Unit or of a Pooled Unit from a Limited Partner that is a Plan that constitutes a distribution pursuant to the provisions of the Plan and applicable law will be permitted, provided that the distribute and the General Partner execute a Joinder Agreement.

Substitute or Additional General Partner. No substitute or additional General Partner will be admitted as General Partner of the Partnership without the consent of the Limited Partners holding at least 75% of the Pooled Units outstanding.

Dissolution. The Partnership will dissolve upon the first to occur of the following: (i) the General Partner, with the affirmative vote of the Limited Partners holding at least two-thirds of the number of Pooled Units issued by the Partnership, determines that the Partnership should be dissolved; (ii) at the General Partner's sole discretion if less than 100 Limited Partners are admitted to the Partnership within the first five (5) years from the effective date of this Offering; (iii) bankruptcy of the Partnership or the General Partner; (iv) the General Partner is dissolved or withdraws as General Partner and the Limited Partners do not, by a majority of at least 75% of the number of Pooled Units issued to by the Partnership, elect to continue the Partnership within thirty (30) days; or (v) the Limited Partners holding at least 85% of the number of Pooled Units issued to by the Partnership determine that the Partnership shall be dissolved.

Winding Up and Liquidation of the Partnership Assets. Upon the dissolution of the Partnership, no further business shall be done in the Partnership name except for the completion of any incomplete transactions and the taking of such action as shall be necessary for the performance and discharge of the Partnership obligations, the winding up and liquidation of its affairs and the distribution of its assets. The General Partner shall act as the liquidating trustee of the Partnership unless it, or, if it is unable to so act, the Limited Partners holding the majority of the Pooled Units outstanding, appoints by an instrument in writing one or more other liquidating trustees ("Liquidating Trustee"). The Liquidating Trustee shall wind up the affairs of the Partnership and liquidate its assets as promptly as reasonably possible consistent with obtaining the fair market value thereof. The Liquidating Trustee may distribute the Invested Works or other Partnership's assets, which it determines may legally be distributed in kind and the liquidation of which would not be consistent with obtaining the fair value thereof. The cash proceeds of liquidation, including the proceeds of any Liquidation to the extent sufficient therefor, and then any assets to be distributed in kind, shall be applied pro rata in the following order:

1. Creditors: To the payment of creditors, in the order of priority as provided by law, except claims of the General Partner;

2. Expenses and Fee of General Partner: To the payment of (i) the GP Loans; (ii) the Management Fee, and any other amounts then due the General Partner as a creditor of the Partnership; and

3. Distribution to Limited Partners: The remaining assets of the Partnership shall be valued at their fair market value and the gains and expenses therefrom deemed to be realized and allocated to the Partners in accordance with the allocation provided on page 15.

The Liquidating Trustee(s), the General Partner and their respective partners, members, stockholders, officers, directors, managers, employees, agents and affiliates shall not be personally liable for the return of the Invested Works of any Limited Partner to the Partnership.

TAX CONSIDERATIONS

1. Tax Considerations- In General

Introduction. The following is a summary of certain United States federal income tax consequences applicable to the Partnership in general as well as to: (i) the investment by the Artist in the Partnership; (ii) a contribution by the Artist of a Permitted Plan Contribution to a Plan maintained by the Artist; and (iii) the holding by the Plan of the Permitted Plan Contribution. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect. Changes in tax laws after the date of this Offering may alter anticipated tax consequences.

Neither the General Partner, the Partnership nor any of their respective affiliates, accountants, counsel or consultants assume any responsibility for the tax consequences to any Limited Partner investing in the Partnership. This summary does not purport to address all federal income tax considerations that may pertain to the Partnership or the Artist; or with respect to a Permitted Plan Contribution by an Artist and the tax considerations related thereto or related to the holding of that contribution by a Plan.

State and Local Taxation. All prospective investors also should consult their own tax advisors as to any application of income or other taxes imposed by their respective states and local jurisdictions of residence with respect to an investment in the Partnership. As to a Plan holding a Permitted Plan Contribution, income of a Trust established under a Plan which meets the requirements for qualified status under Section 401(a) and Section 501(a) of the Code would be tax-exempt under state and local tax laws.

2. Tax Treatment of the Partnership

General. The Partnership does not intend to seek a ruling from the Internal Revenue Service (the "IRS") or any other federal, state or local agency with respect to the tax status of the Partnership. The Partnership does not intend to make an election under section 754 of the Code. All prospective Limited Partners should consult their own tax advisors with respect to the federal, state and local income tax consequences of holding all or part of a Partnership Unit or of a Permitted Plan Contribution.

Classification of the Partnership. The General Partner believes that the Partnership will be treated, for federal income tax purposes, as a partnership and not as a publicly traded partnership taxable as a corporation under Section 7701 of the Code and Treasury Regulations thereunder.

Allocation of Profits and Losses. A capital account will be established on the Partnership's books for each Partner and will be maintained in accordance with Treasury Regulations Section 1.704-1(b).

Federal Income Taxation of Partners. Subject to rules applicable to Plans as tax-exempt organizations, each Limited Partner will be required to take into account for federal income tax purposes its distributive share of items of the Partnership's income, gain, loss and deduction, substantially as though such items had been realized directly by such Limited Partner and without regard to whether the Partnership has made or will make any distributions. Distributions of cash to such a Partner generally will be tax-free up to the amount of the Limited Partner's capital account. Any cash or property distributed in excess of such Limited Partner's capital account will be treated as gain from the sale of Partnership Units. Distributions of securities will generally not cause a Limited Partner to recognize gain but may be treated as distributions of cash in certain circumstances. See page 47 under the paragraph "*Tax Treatment of Permitted Plan Contribution*".

Limitation on Deductibility of Investment Expenses. A non-corporate taxpayer is generally allowed to deduct investment expenses to the extent, and only to the extent, of such taxpayer's investment income under Section 212 of the Code, as a miscellaneous itemized deduction. The Code provides that most miscellaneous itemized deductions of an individual, trust or estate are deductible only to the extent that, in the aggregate, they exceed 2% of the taxpayer's adjusted gross income. This floor applies to "investment expenses" deductible under Section 212 of the Code and applies with respect to indirect deductions through certain pass-through entities, including partnerships. Limited Partners who are individuals, trusts or estates may thus be subject to the 2% floor with respect to their share of the Partnership's Section 212 expenses. In addition, those Limited Partners whose adjusted gross income exceeds a certain level (the "applicable amount") are required to reduce their itemized deductions further by the lesser of (i) 3% of the excess of the Limited Partner's adjusted gross income over the applicable amount or (ii) 80% of the itemized deductions otherwise allowable for the taxable year.

Inapplicability of Passive Activity Loss Provisions. Under temporary regulations dealing with the "passive activity" loss provisions of Code Section 469, the Partnership's activity will not constitute a passive activity. Therefore, losses from the Partnership will not be subject to the passive activity loss limitation rule (although losses will remain subject to the limitations on deductibility of capital losses) and losses from other activities which are subject to the passive activity loss limitation rules may not be used to offset income from the Partnership.

Tax-advantaged Programs. The activities of the Partnership itself do not involve participation in any tax-advantaged programs. Accordingly, an investment in a Partnership interest held by an Artist is not appropriate for investors seeking to shelter income through tax-saving investment techniques related to the Partnership operations.

However, if the Artist makes a Permitted Plan Contribution, certain tax advantages may result to the Artist. The Artist may have a current deduction with respect to the value of the Permitted Plan Contribution. Further, earnings in the Trust, resulting from Partnership distributions or otherwise, are not taxable to the Trust. However, benefit distributions under a Plan are subject to tax when distributed from the Trust to the participant or a beneficiary. Even then, there may be tax benefits as distributions from the Plan to a participant may be subject to further deferral of taxation by a rollover to an Individual Retirement Account.

Annual Tax Information. The Partnership will furnish each Limited Partner with annual tax related information. The Partnership will use its best efforts to cause such information to be timely provided after the close of each calendar year.

3. Tax Treatment to Artist upon Exchange of Invested Work for Partnership Unit.

The Partnership expects to accept, subject to the discretion of the General Partner, the exchange of Invested Works for Partnership Units. Upon such an exchange, the Artist, if an individual, or the Artist's business, if the Artist operates as a legal entity, generally should recognize taxable income to the extent that the fair market value of the Partnership Unit received exceeds the cost basis of the Invested Work. This tax treatment upon an exchange will apply regardless of whether or not the Artist then makes a Permitted Plan Contribution. However, an Artist who makes a Permitted Plan Contribution may have a deduction as described immediately below.

4. Tax Treatment of Permitted Plan Contribution.

To the Artist. A contribution by an Artist to a Plan of a Permitted Partnership Interest should result in a tax deduction for the Artist, subject to the limitations described below, equal to the fair market value of the Permitted Plan Contribution.

To the Trust Established Under the Plan. Under Code rules applicable to qualified plans, and subject to the continued maintenance of qualified plan status, there is no taxation of the Trust from the transfer of any cash, Permitted Plan Contribution or other contributions by the Artist to the Plan, or from any earnings from these contributions.

To Plan Participants. As long as the Plan maintains its tax qualified status, there is no current taxation to Plan participants until benefits are paid in accordance with the Plan. An individual who owns 5% or more of the equity interest in the Artist must begin distributions from such Plan after attainment of age 70-½. Individual Artists are expected to be such 5% owners and thus subject to mandatory distributions from their Plans. When benefits are distributed, they are taxable currently except if rolled over (other than the mandatory 5% amounts discussed immediately above) to an Individual Retirement Account or to another tax-qualified plan.

Code Limitations on Deductions for Contributions to Plans. In accordance with Section 404 of the Code, the Artist who makes a Permitted Plan Contribution may have a deduction for the year with respect to which the contribution is made, in the amount of the fair market value of the contribution. Code Section 404 generally permits a contribution to a tax-qualified plan to be deductible with respect to a year if the plan is established during the year and the contribution is made by the sponsor's tax return deadline (as extended) for that year. However, Section 404 also imposes aggregate limitations on the amount of deductible contributions for qualified plan purposes each year. Assuming that the Plan is the only qualified plan maintained by the Artist, the amount deductible is limited to 25% of the compensation of the Artist (and any other participant) during the year.

Deduction amounts further are restricted by the maximum annual additions and compensation limitations discussed immediately below. The amount deductible, subject to applicable limitations, with respect to a Permitted Plan Contribution, is the value of that contribution. However, there is no certainty that this valuation will not be challenged by the IRS upon audit. Also, if the value of a Partnership Unit would exceed the maximum deductible amount, the Artist instead may decide to contribute one or more Pooled Units (having a value within the deduction limits) as a Permitted Plan Contribution.

Maximum Annual Addition and Compensation Limitation. The Code also imposes an annual limit on the amount that can be added each year ("annual addition") to the account of any participant in a profit sharing plan, such as a Plan, through employer contributions, employee contributions and forfeitures. For 2005, the maximum amount that may be an annual addition for any individual account under a Plan is $42,000. In addition, the Code imposes a limit on the amount of compensation that can be utilized in determining contributions for qualified plan purposes. For 2005, the maximum annual compensation that may be utilized for determining contributions under a Plan is $210,000. These dollar amount limitations increase based on cost of living changes.

Special Considerations for 2005 Relating to Exemption Application. As described above, until the status of the Exemption is finalized, which may not be earlier than the fourth quarter of 2005, or in 2006, if at all, an Artist will not be permitted to make a Permitted Plan Contribution. An Artist who establishes a new Plan, or maintains a previously established Plan in 2005 still may be able to deduct a Permitted Plan Contribution with respect to 2005 if the Exemption is obtained, and the contribution made by the time of filing in 2006 of the Artist's tax return for 2005. Similarly, an Artist could establish a Plan in 2006, and transfer the Permitted Plan Contribution to the Plan prior to the Artist's tax return filing date in 2007, with a deduction claimed with respect to 2006. An Artist seeking to make a Permitted Plan Contribution should consult his or her advisors regarding the time limits for making such a contribution and claiming the related deduction.

5. Further Tax Considerations Applicable to Plans

General Tax-Qualification Requirements. All Plans must retain tax-qualified status in order for the tax benefits applicable under Section 401(a) and Section 501(a) of the Code to apply. Artists are responsible to make sure that their respective Plans and Trusts comply with the rules established under section 401 and related sections of the Code.

Collectibles. Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible" such as a work of art, the cost of such collectible will be treated as distributed to the individual who directs that account. The General Partner believes that the holding of a Permitted Plan Contribution should be considered as the holding of a security and not as an acquisition of a collectible by an individually-directed account within the meaning of Code Section 408(m). An Artist should consult its own advisor as to considerations applicable to making a Permitted Plan Contribution; including, whether to transfer only Pooled Units (which have no relationship to any specific Invested Work) as a Permitted Plan Contribution rather than a Partnership Unit.

Artist with Employees. If an Artist has employees, the Code requires that the Plan operate on a nondiscriminatory basis. Among other requirements, this may require that all Plan participants be able to participate in the investment experience of Permitted Plan Contribution. In order that the Plan comply with such a requirement a Plan also may provide for "self-direction" by participants among different investment alternatives. Additional information is available on page 51 under the paragraph "*Additional Plan Participants and Self Directed Investment*".

Plan Subject to Other Code and Plan Requirements – Liquidity Considerations. Different rules under the Code or the Plan may require a distribution from a Plan. Such an event may occur at a time when the Plans does not have liquidity enabling the distribution to be made other than through distribution of a Partnership Unit or a Pooled Unit. For example, a distribution may be required upon a Plan termination, retirement, separation from employment or death of the Artist or other participant. On such an event, unless taxation is deferred by rollover to an Individual Retirement Account or another qualified plan, taxable income may result without a liquid asset being distributed to pay taxes that may be due. Another example described above, could be the Code requirement that distributions begin after the Artist attains age 70½.

Prohibited Transactions under the Code. The prohibited transaction provisions in Section 4975 of the Code generally prohibit a Plan, even if not subject to ERISA, from engaging in various transactions involving assets of that Plan with "disqualified persons," unless a statutory, class or individual exemption that covers the transaction is available. Thus, the prohibited transaction provisions of Code Section 4975 will apply to the Permitted Plan Contribution, and to that contribution while held in the Trust, even if the Plan is not subject to ERISA. The issuance of the Exemption would apply to exempt a transaction from the application of Section 4975 of the Code as to issues within the scope of the Exemption.

UBTI. Although the Code generally exempts a tax-exempt organization, such as a Plan, from federal income tax on its passive investment income (such as dividends, interest and capital gains), this general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of a tax-exempt organization. The sale, leasing or other Liquidation of Invested Work by the Partnership, or other activities of the Partnership, may be considered to be engaging in the operation for UBTI purposes of a trade or business. In such event all or a portion of the Partnership's income in any year may be subject to UBTI. Artists wishing to make Permitted Plan Contributions, as well as Trustees accepting such contributions, should consult their own tax advisors with respect to whether Trust income attributable to such contributions could be subject to UBTI.

ERISA CONSIDERATIONS

ERISA is a federal law governing employee benefit plans that prescribes various relationships and conduct for employees, employers, plan fiduciaries and other persons associated with such a plan. Based on the structure underlying the application for the Exemption, the following is a summary of ERISA provisions that may apply to the Partnership, Partnership assets and to fiduciaries with respect to these assets. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect, and does not purport to address all ERISA or other legal considerations that may pertain to each Plan or each Artist, or to the Partnership and its General Partner (or Sales Committee or other person constituting an ERISA fiduciary).

WHEN IS A PLAN SUBJECT TO ERISA?

With respect to Artists, a critical factor in determining whether or not a Plan is subject to ERISA is whether any common-law employee (not including a spouse) is employed by the Artist and eligible to participate in the Plan. A Plan established by an Artist will be subject to ERISA if there are any participants in the Plan other than the Artist and his or her spouse. Consequently, the status of a Plan as subject to ERISA (or not subject to ERISA) may change from time to time. For example, a Plan not subject to ERISA will become subject to that statute if the Artist hires one or more employees (other than a spouse) who become Plan participants.

CONSIDERATIONS FOR PLANS SUBJECT TO ERISA

Plans subject to ERISA must comply with the provisions of that statute, including those applicable to reporting and disclosure, fiduciary responsibilities and prohibited transactions. Fiduciaries, of a Plan subject to ERISA include all persons with discretionary authority and control over the administration of the Plan and the investment of its assets, which generally includes persons such as Trustees. A fiduciary of a Plan subject to ERISA is required, among other things, to act prudently and in the best interest of participants and beneficiaries of the Plan, which standards apply with respect to both Plan administration and the management of the Plan's investments.

Fiduciary Issues for Plans subject to ERISA. In the context of an investment in the Partnership by a Plan subject to ERISA (e.g., accepting and holding a Permitted Plan Contribution), ERISA's fiduciary responsibility requirements are applicable. A Plan's fiduciaries may include the Artist, as an entity and/or as an individual (e.g., as Trustee or as a person with discretionary authority). In compliance with ERISA's fiduciary standards, Plan fiduciaries must ascertain that:

(a) the accepting and holding of a Permitted Plan Contribution is consistent with the prudence and diversification requirements of Section 404(a) of ERISA;

(b) the investment is in the best interests of the Plan and its participants and beneficiaries;

(c) the investment is permissible under the terms of the Plan's governing documents;

(d) the fiduciary is authorized to make such investment under the appropriate governing instrument and Title I of ERISA taking into account, among other things, that the assets of the Partnership (as discussed under "Partnership Assets as Plan Assets") likely will be considered plan assets subject to ERISA and that the General Partner and others likely will be considered a "fiduciary", as defined in Section 3(21)(A) of ERISA, with respect to such assets; and

(e) the Plan is not engaged in a "prohibited transaction" within the meaning of Section 406 of ERISA in acquiring or holding its interest in the Partnership.

In accepting and holding a Permitted Plan Contribution, the Trustee, or other applicable fiduciary, of a Plan subject to ERISA, must consider whether such acceptance or holding is consistent with the above requirements.

Prohibited Transactions. The prohibited transaction provisions in Section 406 of ERISA generally prohibit a fiduciary of a Plan subject to ERISA, from engaging in various transactions involving the Plan and assets of that Plan and "parties-in-interest," unless a statutory, class or individual exemption that covers the transaction is available. Substantially similar provisions are found in Section 4975 of the Code, which is applicable whether or not the Plan is subject to ERISA. Prohibited transaction violations are subject to excise taxes under Code Section 4975. Class and individual exemptions issued by the DOL apply for purposes of both ERISA and the Code.

Section 406(a) of ERISA prohibits a plan from engaging in a transaction if the transaction constitutes, among other things, a direct or indirect sale or exchange of property between the plan and a party-in-interest or a loan to the plan by a party-in-interest. Parties-in-interest include, but are not limited to, fiduciaries, sponsoring employers and persons providing services to a Plan subject to ERISA. Section 406(b) of ERISA prohibits an ERISA fiduciary from engaging in certain acts constituting "self-dealing", "conflict of interest" or "kick-back" with respect to the Plan subject to ERISA.

In-kind contribution of Units to Plan. The prohibited transaction rules also have been applied to an in-kind contribution by an employer to a plan to the extent the transfer relieves the employer of an obligation to the plan, e.g., an obligation to contribute to a defined benefit plan. IRS Announcement 95-14 and DOL Regulation Section 2509.94-3, following up on *Commissioner v. Keystone Cons. Ind., Inc.*, 508 U.S. 152 (1993), provide that a transfer of property from a plan sponsor to a plan will not be considered a prohibited transaction if, *inter alia*, the transfer does not satisfy an existing obligation of the employer. As a Permitted Plan Contribution is made to a profit sharing plan - under which the amount of contribution, if any, is purely discretionary - the Artist is under no obligation to make any contribution in a given year. Thus, there is no fixed contribution or other obligation with respect to which the Artist is being relieved if the Artist decides to make such contribution. Consequently, and even without exemption relief under the Exemption, the General Partner believes that, under applicable authority, the transfer by Artists of Permitted Plan Contributions, to their Plans should not be deemed a prohibited transaction. It is contemplated that the Exemption will extend to this issue; but, if it does not, Artists should consult their own advisors before making a Permitted Plan Contribution.

Additional Plan Participants and Self Directed Investment. In the event that an Artist has employees (other than his or her spouse) who becomes plan participants, the Plan becomes subject to the prudence, diversification and other requirements of ERISA. In that event, the Artist as the Plan sponsor will need to consider how ERISA, as well as the Code and the terms of the Plan, apply to these participants and to the investment of contributions with respect to these participants. Such an Artist should consult with his or her Plan advisors prior to making a Permitted Plan Contribution. Applicable considerations include the extent to which the discrimination rules under the Code require that such participants have the opportunity to participate in the investment represented by Permitted Plan Contributions, as well as the extent to which a contribution in cash is appropriate. A consideration in addressing ERISA and Code compliance would be the ability to establish, pursuant to the Plan, different investment funds for participant directed investment. Participant directed investments in funds (including a possible fund providing for investment in Partnership Units and Pooled Units) that meet the requirements of section 404(c) of ERISA could result in relieving a person who otherwise is a fiduciary under ERISA from fiduciary responsibility that otherwise would be applicable.

Reporting and Disclosure. ERISA requires that the administrator of a Plan subject to ERISA provide certain information to the Plan's participants and beneficiaries. Similarly, the sponsoring employer or the

Plan's administrator is subject to applicable federal filing requirements and disclosure obligation to employees. Plans subject to ERISA also may become subject to the "small plan" audit requirement because a substantial portion of each such Plan's assets may consist of Permitted Plan Contributions, which do not qualify for the audit exemption. The General Partner will make available information regarding the Partnership so that Plans subject to ERISA can comply with their reporting and disclosure obligations with respect thereto. Artists and Plan fiduciaries should consult with their advisors as to the requirements applicable to their Plans.

Bonding, Indemnification and Insurance. ERISA also requires certain persons to be bonded, and imposes restrictions limiting the ability of a Plan subject to ERISA to provide indemnifications to ERISA fiduciaries. Plan fiduciaries may be covered by fiduciary liability insurance provided and paid for by the sponsor of the Plan.

General Partner Not a Fiduciary. Neither the General Partner, the Director, the President, the Sales Committee nor any other agent of the Partnership who is an ERISA fiduciary with respect to Partnership assets will be a fiduciary with respect to any individual Plan or as to the holdings and investment of assets of its Trust. Fiduciary status with respect to "plan assets" of the Partnership relates to the assets managed by the Partnership, in accordance with the policies and objectives described in this Offering. Separately, the fiduciary for each Plan is responsible for making fiduciary decisions with respect to the Plan, including, but not limited to, the decision to accept and to hold a Permitted Plan Contribution, or other investments made by that Plan or contributions accepted by it.

CONSIDERATIONS FOR PLANS NOT SUBJECT TO ERISA

1. Fiduciary Responsibility – Attachment.

If a Plan is not subject to ERISA, the fiduciary responsibility provisions of ERISA are, of course, not applicable. Such Plans, however, are subject to Code requirements such as the provision that a tax-qualified plan be maintained for the "exclusive benefit" of its participants as well as application of the prohibited transaction rules under Code section 4975. State laws also may be applicable, such as the possible ability of creditors to attach the asset of the Plan in the event of the bankruptcy of the Artist

2. Prohibited Transactions.

The prohibited transaction provisions in Code Section 4975 will apply to a Plan even if the Plan is not subject to ERISA. Code Section 4975 is discussed in "Code Considerations for Artists and Plans" above. The Exemption, if issued, also will apply for purposes of Section 4975 of the Code.

3. Reporting and Disclosure.

The sponsor or the administrator of a Plan not subject to ERISA may be required to file an annual return with the IRS. The General Partner will make available information regarding the Partnership so that such Plans can comply with their reporting obligations. Artists should consult with their advisors as to the requirements applicable to their Plans.

ERISA PARTNERSHIP CONSIDERATIONS

Partnership Assets as ERISA "Plan *Assets*" *– In General.* Neither the Code nor ERISA specifically defines the term "plan assets" as applied to commingled entities, such as the Partnership, in which a Plan invests. The question is whether the Partnership assets, e.g., the Invested Works, are considered as "plan assets" subject to ERISA (and those with discretionary authority with respect to them considered fiduciaries under ERISA). Even if no Artist has employees, Code Section 4975 and the prohibited transaction provisions of the Code will apply to the Partnership if the Partnership is considered to hold "plan assets". The General Partner anticipates that, if the Exemption is issued, the number of Plans being Limited Partners will result in the underlying assets of the Partnership being considered to be "plan assets".

Such "plan assets" status could result in the General Partner, the Director, the President, the Sales Committee and others with requisite discretionary authority being considered as fiduciaries under ERISA with respect to Partnership assets and subject to the prudence and other fiduciary standards of ERISA. If subject to ERISA, personal liability under that law is possible for fiduciaries who fail to conform to ERISA's prudence and other fiduciary standards. Further, classification of Partnership assets as plan assets would result in the application of the "prohibited transaction" provisions of ERISA or the Code even if Plans are not subject to ERISA, (please see the paragraph "*Prohibited Transactions*" above), to transactions entered into by the Partnership. Concern that certain prohibited transactions described below might occur have led to the seeking of the Exemption, as described below.

Application of DOL "Plan *Assets*" *Regulation.* The applicable DOL regulation provides that, subject to certain exceptions noted below, when an employee benefit plan acquires an interest in an entity that is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the employee benefit plan include not only its interest in the entity itself, but also an undivided interest in each of the assets of the entity. Under the DOL regulation the assets of such an entity are not "plan assets" only if: (i) the entity is registered as an investment company under the Investment Company Act of 1940 or equity interests in the entity are publicly offered securities; (ii) the entity is an "operating company" (as defined in the regulation); or (iii) the "benefit plan investors" own less than 25% of the value of each class of interest in the entity.

The first two of these exceptions from "plan asset" classification, are not applicable as the Partnership will not register as an investment company under the Investment Company Act of 1940 and interests in the Partnership will not be publicly offered securities. As to the "operating company" exception, the General Partner will be managing a pool of assets exchanged for Partnership Units, i.e., appearing comparable to managing a pool of securities as opposed to the operation of business activities, as contemplated by the regulation. As to the last exception, the General Partner expects that if Permitted Plan Contributions are permitted, Plans will hold at least 25% of the value of Partnership Units.

Concluding that under these regulations assets of the Partnership would be Plan assets, results in the General Partner being a fiduciary under ERISA with respect to such assets, as well as a disqualified person under Code Section 4975. In addition, the Director, the President, the members of the Sales Committee and others may be fiduciaries of plan assets because of their respective roles in exercising discretion with respect to the management and disposition of the Invested Works held by the Partnership. Other agents of the Partnership also might be considered fiduciaries if they exercise discretionary control over the management of Partnership assets.

The General Partner will operate the Partnership taking into consideration both the investment strategy of the Partnership and the prohibited transaction provisions of ERISA and the Code. The General Partner does not intend to buy, sell or otherwise deal with an asset of the Partnership through itself or any of its affiliates or other person who would be a party-in-interest under ERISA. Services to the Partnership will be rendered by independent third parties. The General Partner anticipates that any requirement that the General Partner, the Sales Committee or other agents of the Partnership who are ERISA fiduciaries operate the Partnership in accordance with the fiduciary provisions of ERISA will not adversely affect the operation or performance of the Partnership. However, there can be no certainty of this result.

The Exemption Request. Because, absent restriction on the number of Artists able to make Permitted Plan Contributions, the assets of the Partnership are expected to be considered "plan assets", the anticipated GP Loans of operating capital to the Partnership might be a prohibited indirect loan from the GP, and therefore a possible prohibited transaction. The General Partner believes that the GP Loans fall within the scope of DOL Prohibited Transaction Class Exemption 80-26 because the GP Loans bear no interest or other fee, are to be used for the ordinary operating expenses of the Partnership, are unsecured and are not made by "plan assets". Accordingly, such loans should be exempt from the prohibited transaction rules.

However, other prohibited transaction exemption issues would remain. The General Partner (absent required Sales Committee review) would control the Liquidation of Partnership assets, and hence the timing and amount of its management fees. Consequently, such payments might be considered to be prohibited transactions under section 406(b) as ERISA plan assets are being sold at the discretion of the General Partner, a fiduciary; with certain proceeds from these transactions payable to the General Partner. Further, as repayment of loans are keyed to Liquidation, the same issue exists as to loan repayments, i.e., that a Liquidation decision by a fiduciary may result in a payment to that fiduciary. To address this issue, the Partnership and the General Partner have applied for the Exemption which includes three principal operational safeguards and procedures intended to satisfy ERISA's requirements that an exemption be protective of plan participants and administratively feasible:

(a) deferral of receipt by the General Partner of its interest in Net Proceeds related to sales and also the ordering of the repayment of GP Loans;

(b) the criteria relating to Liquidation through sale of Invested Works; and

(c) the need to obtain prior approval of the Sales Committee before Liquidation through sale of Invested Work,

As described above, the DOL has jurisdictional authority to issue exemptions for purposes of both Section 406 of ERISA and Section 4975 of the Code. Issuance of the Exemption would apply for purposes both of ERISA and the Code.

In the event the DOL requires any modifications to the operation of the Partnership before granting the Exemption, the General Partner may, in its sole discretion, agree to such modification and amend the Partnership Agreement as necessary. However, the General Partner, in its sole discretion, may withdraw the Exemption request and Partnership then will continue consisting solely of Limited Partner who are Artists; or the General Partner may develop a procedure to admit Plans as Limited Partners provided that Plans in the aggregate do not exceed the threshold of holding 25% or more of the value of outstanding Partnership Units (and/or Pooled Units) at the time of the Permitted Plan Contribution.

The General Partner does not expect the Exemption to be issued prior to the fourth quarter of 2005, and its status may not be resolved until 2006. The exact time of issuance, or whether the Exemption will be issued at all, or the application withdrawn, cannot be predicted. Until such time as the Exemption is granted, the Partnership will not permit an Artist to make a Permitted Plan Contribution. Upon receipt of the Exemption, the General Partner will secure a surety bond complying with the bonding requirements of ERISA. At that time, there also would be limits on the indemnifications available from the Partnership to the General Partner and the other ERISA fiduciaries of the Partnership, as well as restrictions on the ability of the Partnership to provide liability insurance for the General Partner and the other ERISA fiduciaries of the Partnership.

State Law Fiduciary and Other Considerations

General Partner as Fiduciary

Separate from the fiduciary provisions of ERISA described above, the General Partner will be considered a fiduciary of the Limited Partners under applicable state law. Thus, in carrying out its duties and exercising its powers under the Partnership Agreement, the General Partner will be obligated to exercise its best business judgment and act at all times in the best interests of the Partnership; and, in the case of any conflict of interest between its own best interests and those of its affiliates or associates on the one hand, and the best interests of the Partnership on the other hand, the General Partner will act in a manner consistent with the best interests of the Partnership.

Under the Partnership Agreement, the General Partner its partners, members, managers, employees and agents, each liquidating trustee (if any), the Management Company, and each partner, member, stockholder, director, officer, manager, employee, agent and affiliate of any of the foregoing is entitled to be indemnified from the assets of the Partnership from and against any and all liabilities, obligations, losses and damages which may be imposed on, incurred by, or asserted against any of them in any way related to or arising out of the Partnership Agreement, the administration of the assets of the Partnership or the action or inaction of such person under the Partnership Agreement, unless such liability, obligation, loss or damage arises or results from such person's own bad faith, willful misconduct, gross negligence or fraud.

At its election, the General Partner, on behalf of the Partnership, may cause the Partnership to purchase and maintain insurance, at the expense of the Partnership and to the extent available, for the protection of the General Partner, any partner, member, officer, director, manager, employee, agent or affiliate of the General Partner, the Management Company, any liquidating trustee or any partner, member, stockholder, officer, director, manager, employee, agent or affiliate of any of the foregoing against any liability incurred by such person or entity in any such capacity or arising out of his status as such, whether or not the Partnership has the power to indemnify such person or entity against such liability.

To the extent that assets of the Partnership constitute "plan assets" for purposes of ERISA or Section 4975 of the Code, indemnification, or the purchase of insurance, as described above may be limited pursuant to Section 410(a) of ERISA. Prospective investors should see page 50-54 under the paragraph *"ERISA Considerations"* and also should consult their own advisors with respect to these matters.

New York State Art and Cultural Affairs Law

The Partnership may be deemed an "art merchant" under Section 11.01 of the Art and Cultural Affairs Law of New York State. Thus, the General Partner may be under a legal obligation to exercise its best business judgment when carrying out its duties and exercising its powers under the Partnership Agreement.

To the extent that the relationship between the Artists and the Partnership is regarded under such law as one of consignor and consignee, the General Partner will be obligated to treat the Invested Works as trust property, and to treat the proceeds from the sale of such Invested Works as trust funds for the benefit of the Artist. Similarly, the Partnership will be obligated to comply with the disclosure requirements under the Art and Cultural Affairs Law when selling the Invested Works.

Other states or municipalities also may have laws regulating artwork transactions that may be applicable to the Partnership.

PART F/S

1. Balance Sheet as of a date within 90 days prior to filing the offering statement

2. Statements of income, cash flows, and other stockholders equity for each of the 2 fiscal years preceding the date of the most recent balance sheet being filed, and for any interim period between the end of the most recent of such fiscal years and the date of the most recent balance sheet being filed, or for the period of the issuer's existence if less than the period above.



ARTIST PENSION TRUST (NEW YORK), LP

(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

DECEMBER 31, 2004

CONTENTS

HOBERMAN, MILLER,
GOLDSTEIN & LESSER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

226 WEST 26TH STREET
NEW YORK, NY 10001-6785
(212) 463-0900 FAX (212) 691-6452

INDEPENDENT AUDITORS' REPORT

To the Partner of
Artist Pension Trust (New York), LP
New York, New York

We have audited the accompanying balance sheet of Artist Pension Trust (New York), LP (a development stage enterprise) as of December 31, 2004. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the balance referred to above presents fairly, in all material respects, the financial position of Artist Pension Trust (New York), LP as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the balance sheet, the Partnership is in the development stage and its continued existence is dependent upon the financial support of its general partner, obtaining financing and/or equity and the success of future operations. These factors raise substantial doubt about the Partnership's ability to continue as a going concern.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

January 11, 2005

ARTIST PENSION TRUST (NEW YORK), LP
(A DEVELOPMENT STAGE ENTERPRISE)

BALANCE SHEET

AS OF DECEMBER 31, 2004

ASSETS	
Assets	$ -0-
Total Assets	$ -0-
LIABILITIES AND PARTNER'S EQUITY	
Liabilities	
Liabilities	$ -0-
Total Liabilities	-0-
Partner's Equity	-0-
Total Liabilities and Partner's Equity	$ -0-

See accompanying notes to balance sheet.

1. Organization

Artist Pension Trust (New York), LP (the "Partnership"), a Delaware Limited Partnership was formed October 28, 2004. The Partnership is in the development stage. The general partner of the Partnership is APT Management (New York), LLC, a Delaware Limited Liability Company. The sole member of the general partner is MutualArt US Holdings, Inc., a Delaware Corporation, a wholly owned subsidiary of MutualArt, Inc., a British Virgin Islands Corporation.

The Partnership intends to invite up to 250 emerging and mid-career visual artists to apply for admission as Limited Partners. The purpose of the Partnership is to provide a vehicle for artists to diversify the investment risk in their own works by providing them with an interest in an aggregate of works of art of many individual artists working in different media and creating different types of visual works of art. In addition, the Partnership will provide artists who may not have cash to fund their retirement the opportunity to contribute Partnership units received in exchange for invested works to a tax qualified retirement plan maintained by the artist, which plan will also be a limited partner.

The Partnership is a barter-based program in which artists exchange their works of art ("Invested Work"), rather than cash, in return for Partnership units. Each Partnership unit consists of one artwork unit and one or more pooled units. An artwork unit is the right to 40% of the net proceeds from any liquidation of the invested work for which the artwork unit was issued. A pooled unit is the right to a pro rata participation with all limited partners holding pooled units in 40% of the net proceeds from any liquidation of any invested work, subject to deduction for payment of Partnership costs and expenses. 20% of the net proceeds will be distributed to the general partner, subject to deferral of payment pending an exemption filed with the department of labor. If an exemption is not granted, artists may not be able to make permitted contributions to retirement plans.

Each artist will have an opportunity over a 20 year period to exchange up to 20 invested works for 20 artwork units and 100 pooled units. The general partner has the authority to determine whether to hold, sell, lease, license, loan, syndicate or otherwise liquidate any invested work. A sales committee will be appointed to review the general partner's decisions regarding liquidations that are sales of invested works.

The Partnership has been inactive through the period ended December 31, 2004.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statement has been prepared in conformity with U.S. generally accepted accounting principles, which contemplates continuation of the Partnership as a going concern. However, the Partnership is in the development stage and its continued existence is dependent upon the ability and willingness of the general partner to fund future operating deficits, obtaining financing and/or equity and the success of future operations.

Income Taxes

The Partnership is not subject to income taxes because the partners are required to report their allocable share of the Partnership's income or loss on their individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

APT MANAGEMENT (NEW YORK), LLC

(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 28, 2004 (DATE OF FORMATION) THROUGH DECEMBER 31, 2004



APT MANAGEMENT (NEW YORK), LLC
(A DEVELOPMENT STAGE COMPANY)

CONTENTS

HOBERMAN, MILLER, GOLDSTEIN & LESSER, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

226 WEST 26TH STREET
NEW YORK, NY 10001-6785
(212) 463-0900 FAX (212) 691-6452

INDEPENDENT AUDITORS' REPORT

To the Member of
APT Management (New York), LLC
New York, New York

We have audited the accompanying consolidated balance sheet of APT Management (New York), LLC (a development stage company) as of December 31, 2004, and the related consolidated statements of operations, member's deficit and cash flows for the period October 28, 2004 (date of formation) to December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of APT Management (New York), LLC as of December 31, 2004, and the results of its operations and its cash flows for the period October 28, 2004 (date of formation) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the financial statements, the Company is in the development stage and its continued existence is dependent upon the financial support of its member, obtaining financing and the success of future operations. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

January 11, 2005

APT MANAGEMENT (NEW YORK), LLC
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2004

ASSETS	
Website development costs	$15,310
Total Assets	$15,310
LIABILITIES AND MEMBER'S DEFICIT	
Current Liabilities	
Due to Member	$366,742
Total Liabilities, All Current	366,742
Member's Deficit	(351,432)
Total Liabilities and Member's Deficit	$ 15,310

See accompanying notes to consolidated financial statements.

APT MANAGEMENT (NEW YORK), LLC
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE PERIOD OCTOBER 28, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

Expenses	
Marketing	$ 35,150
General and administrative	316,282
Total Expenses	351,432
Net Loss	($351,432)

See accompanying notes to consolidated financial statements.

APT MANAGEMENT (NEW YORK), LLC
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF MEMBER'S DEFICIT

FOR THE PERIOD OCTOBER 28, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

	Total	**MutualArt US Holdings, Inc.**
Ownership percentage	100%	100%
Net loss	($351,432)	($351,432)
Member's Deficit – December 31, 2004	($351,432)	($351,432)

See accompanying notes to consolidated financial statements.

APT MANAGEMENT (NEW YORK), LLC
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD OCTOBER 28, 2004 (DATE OF FORMATION) TO DECEMBER 31, 2004

Cash Flows from Operating Activities	
Net loss	($351,432)
Adjustment to Reconcile Net Loss to Net Cash Used in Operating Activities	
Amortization	900
Net Cash Used in Operating Activities	(350,532)
Cash Flows from Investing Activities	
Website development costs	(16,210)
Net Cash Used in Investing Activities	(16,210)
Cash Flows from Financing Activities	
Advances from Member	366,742
Net Cash Provided by Financing Activities	366,742
Cash - December 31, 2004	$ -0-

See accompanying notes to consolidated financial statements.

1. The Company

APT Management (New York), LLC (the "Company"), a Delaware Limited Liability Company was formed October 28, 2004. The Company is in the development stage. The Company is the general partner of Artist Pension Trust (New York), LP (the "Partnership"), a Delaware Limited Partnership. The sole member of the Company is MutualArt US Holdings, Inc. (the "Member"), a Delaware corporation, a wholly owned subsidiary of MutualArt, Inc., a British Virgin Island Corporation.

The Partnership is a barter-based program in which emerging and mid-career visual artists exchange their works of art ("Invested Work"), rather than cash, in return for partnership units. The Company will receive 20% of the net proceeds from any liquidation of the Invested Work, subject to deferral of payment pending an exemption filed by the Partnership with the Department of Labor.

The Member is funding the operations of the Partnership with non-interest bearing advances.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which contemplates continuation of the Company as a going concern. However, the Company is in the development stage and its continued existence is dependent upon the ability and willingness of the Member to fund operating deficits, obtaining financing and the success of future operations.

Basis of Consolidation

The consolidated financial statements include the accounts of the Company and the Partnership, which as of December 31 2004, is wholly-owned by the Company. The Partnership has been inactive through the period ended December 31, 2004. All material intercompany balances and transactions have been eliminated.

Website Development Costs

Costs incurred in connection with the development of the Company's website have been capitalized and are being amortized over three years.

Income Taxes

The Company and the Partnership are not subject to income taxes because the respective members and partners are required to report their allocable share of the Company's and Partnership's income or loss on their individual income tax returns.

2. Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Due to Member

Amounts due to Member represent non-interest bearing advances made to the Company for operations with no definitive due date. The Member received the funds advanced to the Company from MutualArt, Inc.

4. Intangible Assets

Intangible assets consist of the following:

Website development costs	$16,210
Accumulated amortization	(900)
	$15,310

5. Related Party Transactions

Operating expenses include $238,849 allocated to the Company by MutualArt, Inc.

PART III — EXHIBITS

Item 1. **Index to Exhibits**

Item 2. **Description of Exhibits**

(1) *Underwriting Agreement*

(2) *Charter and by-laws*
- o 2.1 The Agreement of Limited Partnership
- o 2.2 Joinder Agreement
- o 2.3 The Incorporation Documents of the General Partner
- o 2.4 Mutual Art BVI Corporate Documents

(3) *Instruments defining the rights of security holders*
- o 3.1 Specimen Partnership Unit Certificates

(4) *Subscription agreement*
- o 4.1 The Subscription Agreement

(5) *Voting trust agreement*

(6) *Material contracts*
- o 4.2 The Capital Notes
- o 4.3 The General Partner Loan Agreement
- o 4.4 The Management Agreement

(7) *Material foreign patents*

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession*

(9) *Escrow agreements*

(10) *Consents*
- (a) *Experts*
- (b) *Underwriters*

(11) *Opinion re legality*

(12) *Sales Material*

(13) "Test *the Water" Material*

(14) *Appointment of Agent for Service of Process*

(15) *Additional exhibits*
- o 15.1 Non-Exclusive Criteria for Selling Invested Works

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on Feb. 21st, 2005.

ARTIST PENSION TRUST (NEW YORK), L.P.



By: David A. Ross
Its: President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

APT MANAGEMENT (NEW YORK) LLC,
as General Partner

by Mutual Art US Inc.,
as sole member of the General Partner

by Mutual Art BVI,
as sole shareholder of Mutual Art US Inc.
by a majority of its board of directors



By: Moti Shniberg
Its: Director



By: Dan Galai
Its: Director

Exhibit 2.1
The Agreement of Limited Partnership

AGREEMENT OF LIMITED PARTNERSHIP

OF

ARTIST PENSION TRUST (NEW YORK), L.P.

A DELAWARE LIMITED PARTNERSIP

IMPORTANT CONSIDERATIONS

AN INVESTMENT IN THE LIMITED PARTNERSHIP INTERESTS INVOLVES CERTAIN RISKS. LIMITED PARTNERS WILL BE REQUIRED TO REPRESENT THAT THEY ARE FAMILIAR WITH AND UNDERSTAND THE TERMS OF THE OFFERING. THE LIMITED PARTNERSHIP INTERESTS WILL BE SUBJECT TO CERTAIN RESTRICTIONS, AND NO CURRENT MARKET FOR THE LIMITED PARTNERSHIP INTERESTS EXISTS. LIMITED PARTNERS MUST BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE LMITED PARTNERSHIP INTERESTS FOR AN INDEFINITE PERIOD OF TIME. FURTHER, EACH LIMITED PARTNER MUST RELY UPON ITS OWN REPRESENTATIVES, INCLUDING ITS OWN LEGAL COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THE PARTNERSHIP AND AN INVESTMENT THEREIN.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PARTNERSHIP OTHER THAN AS CONTAINED IN THIS AGREEMENT OR THE OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

PRIOR TO THE ISSUANCE OF THE LIMITED PARTNERSHIP INTERESTS PURSUANT TO THE OFFERING CIRCULAR AND THIS AGREEMENT, THE PARTNERSHIP WILL MAKE AVAILABLE TO EACH OFFEREE AND ITS REPRESENTATIVE THE OPPORTUNITY TO ASK QUESTIONS OF AN RECEIVE SUCH ADDITIONAL INFORMATION FROM THE PARTNERSHIP CONCENRNING THE TERMS AND CONDITIONS OF THE OFFERING AND THE PARTNERSHIP WHICH THE OFFEREE AND/OR ITS REPRESENTATIVE MAY REQUEST.

AGREEMENT OF LIMITED PARTNERSHIP

OF

A DELAWARE LIMITED PARTNERSHIP

This AGREEMENT OF LIMITED PARTNERSHIP is made effective this ______ day of ________, 2005, among APT Management (New York), LLC, a Delaware limited liability company, as the General Partner, and the Limited Partners listed on Schedule A attached hereto. The General Partner and the Limited Partners hereby form a limited partnership pursuant to the Delaware Revised Uniform Limited Partnership Act upon the following terms and conditions (the "**Partnership**"):

1. **Name**. The name of the Partnership is Artist Pension Trust (New York), L.P.

2. **Definitions**. The definitions set forth in this Section 2 shall apply to this Agreement.

2.1 Act: the Delaware Revised Uniform Limited Partnership Act.

2.2 Affiliate: an Affiliate of another Person shall mean any Person directly or indirectly through one of more intermediaries controlling, controlled by, or under common control with, such other Person; for the purposes of this definition, "control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

2.3 Artist: an emerging and mid-career visual artist residing in a state east of the Mississippi River. While it is expected that Artists will be unincorporated self-employed individuals, the term "Artist" shall also include a corporation or other legal entity of which the visual artist and his or her legal spouse (if any) are the owners.

2.4 Associate: an Associate of another Person shall mean any officer, director, employee, partner, member, co-venturer, or holder of 10% of the voting stock such Person, any trust in which such Person has a beneficial interest or serves as trustee, or any spouse of, or any relative or another Person the business or investment decisions of which are controlled by, any such officer, director, employee, partner, member, co-venturer, or stockholder.

2.5 Business Day: any day or part of a day on which both the New York Stock Exchange and the principal office of the General Partner are open for business.

2.6 Capital Subscription: the amounts the General Partner contributes to the Partnership pursuant to Section 7.2.

2.7 Contribution, Contributed: each Limited Partner's contribution to the Partnership in the form of Works made pursuant to Section 7.1 in exchange for Units issued to such Limited Partner.

2.8 Code: the Internal Revenue Code of the 1986, as amended from time to time.

2.9 Discontinued Partner: a Limited Partner in default with respect to the Contribution of any Works under the terms of Section 9.4.

2.10 Disputes: that term as defined in Section (b)22.

2.11 ERISA: the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

2.12 Exemption: a request filed by the Partnership and the General Partner with the U.S. Department of Labor in order to secure an exemption from certain prohibited transaction provisions under ERISA.

2.13 General Partner: APT Management (New York), LLC, a Delaware limited liability company, whose sole managing member is MutualArt US Holdings, Inc., a Delaware corporation.

2.14 GP Loan(s): that term as defined in Section 7.2.2.

2.15 [A fraction or a percentage] in [or of] Interest of the Limited Partners: shall consist, at any time, of one or more Limited Partners (other than any Discontinued Partner) the number of Pooled Units held by them at such time equal no less than such fraction of the total number of Pooled Units of all Limited Partners (not including Discontinued Partners).

2.16 Invested Work(s): a Work that has been Contributed by the Limited Partner and accepted by the General Partner in accordance with the terms of this Agreement.

2.17 IRS: the United States Internal Revenue Services.

2.18 Limited Partner: any Limited Partner and any additional or substituted Limited Partner admitted to the Partnership pursuant to Section 15.1 or 9.2 but only so long as such Limited Partner holds Units of the Partnership.

2.19 Liquidate, Liquidated, Liquidation: the sale, lease, rent, license, lend, syndicate or other commercialization of the Invested Work pursuant to the process described in Section 11.

2.20 Liquidating Trustee: that term as defined in Section 14.1.

2.21 Management Company: any entity that is controlled by one or members of, or affiliated with, the General Partner and is designated by the General Partner as the Management Company for purposes of this Agreement.

2.22 Management Fee: that term as defined in Section 8.6.

2.23 Majority in Interest of the Limited Partners: shall consist, at any time, of one or more Limited Partners (other than any Discontinued Partner) the number of Pooled Units of which at such time equal more than 50% of the number of Pooled Units outstanding at such time (not including Discontinued Partners).

2.24 Net Proceeds: the cash amount actually received from the Liquidation of any Invested Works, after deduction of all costs and expenses directly related to such Liquidation.

2.25 Partner: a member of the Partnership, whether the General Partner or a Limited Partner.

2.26 Partnership Costs and Expenses: means the costs and out-of-pocket expenses incurred by the Partnership incident to the Partnership organization and operation, including, without limitations the following, but excluding, the Management Fee and costs and expenses directly related to the Liquidation: (i) legal and accounting expenses; (ii) banking expenses; (iii) storage, insurance, packaging and transportation charges; (iv) marketing and PR; and (v) direct management and administrations costs.

2.27 Percentage Interest: shall mean, with respect to any Limited Partner at any particular time, the number of Pooled Units held by such Limited Partner at such time divided by the number of all Pooled Units held by Limited Partners at such time expressed as percentage.

2.28 Permitted Plan Contribution: that term as defined in Section 4.1.

2.29 Person: an individual, partnership, corporation, trust, unincorporated association, syndicate, joint venture, organization, or government or a department or agency thereof, or any other legal entity

2.30 Plan: a profit sharing plan that meets the requirements for tax-qualification imposed by the Code, established by the Artist who is sponsor and also the beneficiary of such plan.

2.31 Sales Committee: that term as defined in Section 8.4.2.

2.32 Terminated Partner: A Limited Partner whose participation in the Partnership was terminated by the General Partner under the terms of Section 9.4.2.1

2.33 "Units", "Partnership Units" or "Partnership Interest(s)": the economic interests of the Partnership shall be divided into Partnership Units, all without par value. The Partnership Units are divisible into and consisting of Pooled Units and Artwork Units. Pooled Units shall be identical in all respects with every other Pooled Unit and shall represent a right to pro rata participation, based on all outstanding Pooled Units, in 40% of the Net Proceeds (subject to offset for the Limited Partners' portion in the Partnership Costs and Expenses as further described herein). Pooled Units shall be awarded to Limited Partners at the time of each Contribution in accordance with Schedule B appended hereto. The number of Pooled Units issued for each Invested Work will be determined on a per work basis, without regard to the value of the Invested Work itself. Artwork Units represents the right to 40% of the Net Proceeds from any Liquidation of the Invested Work for which the Artwork Unit was issued. Each Artwork Unit relates solely to the Invested Work for which the Artwork Unit was issued, and its value is determined based solely on that Invested Work. No fractional Units are allowed, except as may be required to effect a distribution from a Plan required by law.

2.34 Work: an original work of art or set of such works, either unique objects or edition multiples, crafted by the Artist.

3. **Purposes and Objectives**

The primary purposes of the Partnership are to: (i) maximize the overall value of the Invested Works underlying Partnership Units through long-term retention and management of Invested Works and the diversification of investment risk inherent in art investments through the aggregation of works of many individual artists and types of works and (ii) if the Exemption is issued, provide Artists the opportunity to contribute Partnership Units or Pooled Units received in exchange for Invested Works to a Plan, which Plan then becomes a Limited Partner upon acceptance by the General Partner. In furtherance of these purposes, the Partnership may engage in such activities related either directly or indirectly to the foregoing as the General Partner, in its discretion, deems necessary, advisable, or convenient to the promotion or conduct of the business of the Partnership, subject to the limitations and restrictions set forth elsewhere in this Agreement.

4. **The Exemption; and Revisions if the Exemption is Not Issued**

4.1 General. One objective of the Partnership is to enable Artists who become Limited Partners to contribute their Partnership Units or Pooled Units to a Plan ("Permitted Plan Contribution"). In order to address certain possible prohibited transaction provisions under ERISA and the Code, the Partnership and the General Partner are filing the Exemption with the U.S. Department of Labor. Each Limited Partner agrees and understand that there is no certainty that the Exemption will be obtained, at least upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable. Unless and until an Exemption is granted upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, only Artists will be permitted to become Limited Partners. If the Exemption is not obtained, the General Partner, in its sole discretion, may: (i) decide that no Plan can become a Limited Partner; or (ii) allow to make contribution to a Plan at such value that prevents the application of the prohibited transaction provisions of ERISA (and corresponding provisions of the Code). In that event, there can be no certainty that such Permitted Plan Contributions can be effected on some pro rata basis among all interested Artists.

4.2 Transfer of Units to a Plan. If an Exemption is issued upon such terms and conditions as the General Partner, in its sole discretion, deems acceptable, Artists may be permitted, upon obtaining the General Partner's consent, at the General Partner sole discretion, to make Permitted Plan Contributions to their Plans at such terms as shall be determined by the General Partner in order to comply with the Exemption. Upon permitted transfer of Units to a Plan, the Plan will sign a Joinder Agreement substantially in the form attached hereto as Schedule F.
The Artist who is a Limited Partner is solely responsible for deciding whether or not to: (i) establish a new Plan or continue to maintain an existing Plan; (ii) make a Permitted Plan Contribution to a Plan; or (iii) contribute cash or other property to a Plan in addition to or instead of a Permitted Plan Contribution. The Artist is responsible for ensuring that any Plan the Artist maintains is appropriate for a Permitted Plan Contribution, or any other contribution, and that all legal requirements applicable to such Plan and to a contribution thereto (including a Permitted Plan Contribution) are satisfied.

4.3 Revisions if the Exemption is Not Issued. Those provisions, including but, in the sole judgment of the General Partner not limited to, those itemized below, that are incorporated in this Agreement for the purpose of securing the Exemption, will be removed or changed if the Exemption is not issued on such terms and conditions as acceptable to the General Partner, in its sole discretion: (i) the order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership; (ii) existence of a Sales Committee; (iii) the deferral restrictions as to the distribution of the General Partner's Management Fee with respect to Net Proceeds of Liquidations that are sales; and (iv) the interest charged on the GP Loans.

5. **Offices; Agent for Service of Process; Tax Matters Partner**.

5.1 Place of Business. The principal place of business of the Partnership shall be 156 Fifth Avenue, Suite 323, New York, New York 10010, or such other place as the General Partner shall hereafter from time to time determine, provided that the General Partner shall, prior to the making of any change of location of the principal place of business of the Partnership to a location not in the State of New York, cause to be delivered to the Limited Partners an opinion of legal counsel, acceptable to the Limited Partners, in substance and form satisfactory to the Limited Partners, to the effect that all filings, recordation, publications and other actions necessary to preserve the limited liability of the Limited Partners have been made prior to such change and that such change will not have any adverse effect upon the tax status of the Partnership.

5.2 Delaware Office and Agent. The Partnership shall maintain a Delaware registered office and agent for the service of process as required by the Act. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the General Partner shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

5.3 Tax Matters Partner. The General Partner is designated the "Tax Matters Partner" as provided in Section 6231(a)(7)(A) of the Code. Except as otherwise provided in this Agreement, such designation shall be effective only for the purpose of activities performed pursuant to the Code.

5.4 Partnership Classification for Tax Purposes. Except to the extent otherwise required by applicable law (disregarding for this purpose any requirement that can be avoided through the filing of an election or similar administrative procedure), the General Partner shall cause the Partnership to take the position that the Partnership is a "partnership" for Federal, state and local income tax purposes and shall cause to be filed with the appropriate tax authorities any elections or other documents necessary to give due legal effect to such position. A Partner shall not file (and each Partner hereby represents that it has not filed) any income tax election or other document that is inconsistent with the Partnership's position regarding its classification as a "partnership" for applicable Federal, state and local income tax purposes.

6. **Term**.

6.1 Basic Term. The Partnership shall commence upon the filing of the Certificate of Limited Partnership of the Partnership with the Delaware Secretary of State, and shall terminate on the date (the "**Termination Date**") which is the fiftieth anniversary of the date upon which the first Limited Partner is admitted to the Partnership (such date of first admission being the "**Initial Closing**"), on which Termination Date it shall be dissolved, provided that the Partnership may be dissolved prior thereto, as provided in Section 6.2 or its term may be extended as provided in Section 6.3.

6.2 Earlier Termination: The Partnership shall be dissolved, prior to the Termination Date, upon the first to occur of the following events:

6.2.1 General Partner's Election to Dissolve. The General Partner, with the affirmative vote of Two Thirds in Interest of the Limited Partners, shall determine that the Partnership should be dissolved. In addition, if less than 100 Limited Partners are admitted to the Partnership within the first five (5) years of its incorporation, the General Partner may, at its sole discretion, elect to dissolve the Partnership.

6.2.2 Bankruptcy, Etc. A petition or application is filed by any person other than the General Partner, or any Managing Member of the General Partner, for the appointment of a receiver, liquidator, or trustee of the Partnership, the General Partner, or of substantially all of the

Partnership property, under the Federal Bankruptcy law or other laws related to the relief of debtors, and, within sixty (60) days thereafter, such petition or application shall not have been dismissed or proceedings thereunder stayed, or the stay of any such order or proceeding shall thereafter be set aside; or an order is entered appointing such custodian, receiver, liquidator, or trustee, and such order remains in effect for more than 60 days.

6.2.3 Dissolution or Withdrawal of General Partner. The General Partner is dissolved, institutes any proceedings for liquidation or for protection from creditors under any bankruptcy law, makes a general assignment for the benefit of creditors, or withdraws as General Partner and the Limited Partners do not elect, by Seventy-Five One Hundredths in Interest (75%) of the Limited Partners, to continue the Partnership within thirty (30) days after the occurrence of one of the foregoing events.

6.2.4 Limited Partners' Election to Dissolve. Eighty-Five One Hundredths in Interest (85%) of the Limited Partners determine that the Partnership shall be dissolved.

6.3 Extension of Term.

6.3.1 It is contemplated by the Partners that the Partnership shall dissolve and commence its winding up on the Fiftieth anniversary of the Initial Closing Date, without any further action being required by any of the Partners, unless sooner dissolved pursuant to 6.2 or by operation of law.

6.3.2 Notwithstanding the foregoing, the term of the Partnership may be extended for up to five additional one-year periods by the General Partner with the vote or written consent of Two Thirds in Interest of the Limited Partners. The General Partner shall notify the Limited Partners promptly of any such extension. Any such extension shall be subject to the rights of the Partners to dissolve the Partnership as provided in 6.2.

7. **Partners' Contribution**.

7.1 Limited Partner's Contribution.

7.1.1 Each Limited Partner executing this Agreement thereby will have the opportunity to make Contributions to the Partnership in the form of Works, in an aggregate amount of twenty (20) Works, in accordance with the schedule attached hereto as Schedule B. A Contribution shall not be regarded "made" until accepted by the General Partner as described in Section 7.1.4 hereof. Upon acceptance, the Partnership shall have exclusive and undivided ownership of the Works (thereafter being referred to herein as "**Invested Works**") and all copyrights thereof in any and all regards for any and all purposes, and, subject to 7.1.3 below, the Limited Partner shall cease to have any ownership interest whatsoever in the Invested Work, including, without limitations, any copyrights thereof, for any purpose whatsoever. Upon acceptance, the Partnership will issue the Limited Partner an Artwork Unit and such number of Pooled Units in accordance with the schedule attached hereto as Schedule B. The number of Pooled Units issued for each Invested Work will be determined on a per work basis as set forth in Schedule B, without regard to the value of the Invested Work.

7.1.2 Acceleration of Contributions. Subject to the General Partner's approval, at the General Partner's sole discretion and subject to all applicable limitations and restriction, the Limited Partner may accelerate the Contributions made to the Partnership by Contributing in a given year more than the number of Works specified on Schedule B for that year, subject to the limitation of a total of 20 Invested Works over 20 years.

7.1.3 Aggregation of Works: The General Partner will establish a minimum market value for acceptance as an Invested Work, initially such minimum market value shall be $5,000. The General Partner may increase or decrease such minimum market value at its sole discretion. In the discretion of the General Partner, several individual Works (e.g. photographs) may be aggregated and treated as a single Invested Work in order to satisfy such minimum market value threshold.

7.1.4 Acceptance of Works. The General Partner shall have full power and authority to accept or reject Works, which are proposed for Contribution by Limited Partners. In the event that a Work is rejected by the General Partner, the Limited Partner proposing the Work for Contribution may propose different Works for Contribution.

7.2 General Partners' Capital Subscription.

7.2.1 Capital Subscriptions. The General Partner shall contribute to the Partnership from time to time such amounts as are necessary to pay twenty (20%) of the Partnership Costs and Expenses.

7.2.2 Operating Advances. In addition to the Capital Subscription described above, the General Partner, to the extent the General Partner has borrowed the necessary funds, shall provide the Partnership from time to time with loans in amounts that shall be sufficient to pay the Partnership Costs and Expenses not provided for by the General Partner's Capital Subscription (the "**GP Loans**"). If the Exemption is issued, the GP Loans shall bear no interest, shall not be secured by any of the Partnership's assets, including the Invested Works, and shall be repaid to the General Partner in accordance with Section 12.

8. **The General Partner**.

8.1 General Partner. APT Management (New York), LLC shall be the sole General Partner of the Partnership. No substitute or additional General Partner shall be admitted as General Partner of the Partnership without the consent of at least Seventy-Five One Hundredths in Interest (75%) of the Limited Partners.

8.2 Powers. Subject to the provisions of this Agreement, the General Partner shall have the exclusive right and power to manage the business and affairs of the Partnership with all powers necessary, advisable or convenient to carry out and implement any and all of the purposes and objectives of the Partnership, including, without limitation, the following rights and powers, all subject to the duties, limitations and restrictions specified in this Agreement:

8.2.1 Alternative Structure. The General Partner (without the consent of the other Partners) may amend this Agreement as necessary to obtain the Exemption and in the event that the Exemption is not likely to be issued, the General partner may amend this Agreement to remove certain restrictions intended to facilitate the issuance of the Exemption, including, but not limited to, Sections 8.6, 11.1.4 and 12.

8.2.2 Engagement of Professionals. To engage independent attorneys, appraisers, consultant, accountants and bank custodians and incur such other expenses on behalf of the Partnership as it may deem necessary or advisable.

8.2.3 Transactions in the Invested Works. To exercise all rights, power and privileges of ownership or interest in all Invested Works and assts of the Partnership. Subject to and in accordance with the provisions of this Agreement, to buy, sell, exchange, lend, pledge, mortgage, purchase, write options on, lease and otherwise conduct activities with respect to the Invested Works and other property of the Partnership, including, Liquidating the Invested Works.

8.2.4 Brokerage Accounts. To open, conduct and close accounts with brokers, and pay any fees and charges applicable to transactions in all such accounts.

8.2.5 Bank Accounts. To open, maintain and close bank accounts and to draw checks and other orders for the payment of money.

8.2.6 Registration Statements. To participate in the fling of registration statements under the Securities Act of 1933, as amended (the "**Securities Act**") for the public sale of Units of the Partners.

8.2.7 Valuation, Allocation and Distribution. To value the Invested Works, to allocate the proceeds gained in Liquidating the Invested Works and to make distributions to Limited Partners.

8.2.8 Borrow Funds. To borrow funds on behalf of the Partnership from any lender and in connection with such borrowing to issue notes or other evidences of indebtedness on behalf of the Partnership, to secure such borrowing by mortgaging, pledging or otherwise subjecting Invested Works held by the Partnership to security interests, to endorse or guarantee on behalf the Partnership the payment of any notes or other obligation of any Person, and to make on behalf of the Partnership contracts of guaranty or suretyship, or otherwise assume liability for payment thereof.

8.2.9 Claims. To prosecute or abandon and to compromise, arbitrate or otherwise adjust claims in favor for or against the Partnership and the Partnership's assets or any matter in controversy. To sue or be sued in the name of the Partnership.

8.2.10 Other Transactions/Actions. Subject to and without derogating from the General Partner's fiduciary responsibilities, to enter into, make and perform such contracts, agreements and other undertakings and to do such acts, as it may deem necessary or advisable, or as may be incidental to or necessary for the conduct of the business of the Partnership, including, without limitation, contracts, agreements, undertakings and transactions with any Partner or with any other person, corporation or entity having any business, financial or other relationship with the General Partner and/or any other Partner or Partners.

8.3 Duties. The General Partner shall exercise its best judgment in the management and operation of the Partnership, shall use its best efforts to carry out the purposes and objectives of the Partnership and shall devote a substantial portion of its time and activity to such purposes and objectives.

8.4 Non-partnership Activities.

8.4.1 General. The General Partner and any member thereof, may, consistent with the obligations of the General Partner hereunder, (i) act as a director, officer, or employee of any other business entity, (ii) receive compensation for services with respect to, or participate in profits derived from investments in any corporation, trust, partnership or other business entity and (iii) invest in any securities for its own account.

8.4.2 Liquidation Discretion, Management or Administrative Responsibilities. The General Partner shall have the sole discretion (consistent with its duties and obligations hereunder) to determine which Liquidation and investment opportunities shall be made available to, and be participated in by, the Partnership. Such responsibility shall not be delegated to the Management Company. The General Partner may, in its sole discretion, delegate to the Management Company, management or administrative responsibilities of the General Partner under this Agreement. Any such delegation shall not relieve the General Partner of its own duties and obligations to the Partnership as set forth in this Agreement. Without limiting the above, if the Exemption is issued, no later than the earlier of the second anniversary of the date upon which the first Limited Partner was admitted to the Partnership or the first sale of the Invested Works, the General Partner will establish a Sales Committee consisting of qualifies independent individuals to review the General Partner decisions regarding Liquidation that are sales.

8.4.3 Other Business Activities. Members and officers of the General Partner may act as general or limited partners or managing or non-managing members in any partnership, limited liability company or similar entity.

8.4.4 Other Partnerships. Except as otherwise provided in this Agreement, any member of the General Partner, or the General Partner may form and manage other limited partnerships with the same purposes and objectives as the Partnership.

8.5 Limited Partnership Status. The General Partner shall make, file, or record with the appropriate public authorities the Partnership's Certificate of Limited Partnership, any certificates of amendment thereto and such other instruments and documents as may be required or appropriate in connection with the business and affairs of the Partnership or to preserve the limited liability of the Limited Partners in any jurisdiction in which the Partnership may transact business.

8.6 Compensation of General Partner. During the entire term of the Partnership, the Partnership shall pay to the General Partner for its services in managing the business and affairs of the Partnership, a fee equal to twenty percent (20%) of the Net Proceeds collected during such year. The Management Fee as well as other proceeds to the General Partner (including reimbursements) will be subject to creditors, however, if the Exemption is issued, subject to such provisions contained in the Exemption, actual distributions to the General Partner with respect to Liquidations that involve a sale or transfer of all or an undivided interest in the title to an Invested Work (which would not include a lease, license, loan or rental) will not be made until the later of: (a) the January succeeding the fifth anniversary of the Initial Closing, and (b) the July or January next succeeding the third anniversary of the date of the respective Liquidation. Notwithstanding the preceding sentence, a distribution will be made to the General Partner to the extent of the federal, state or local income tax actually payable by it on this deferred amount for the year of the sale as well as on any subsequent earnings thereon credited to the General Partner on such deferred amount as described in the next sentence. During this deferral period, General Partner deferred compensation amounts and any earnings thereon will be held in a segregated account as a Partnership asset subject to creditors of the Partnership. The General Partner may, in its sole and absolute discretion, assign to the Management Company the right to receive all or any portion of the Management Fee and any other reimbursements otherwise payable to the General Partner under this Agreement in consideration for services that the Management Company rendered to the General Partner.

8.7 Limitations on General Partner. The General Partner shall have no authority to (i) do any act in contravention of the Certificate of Limited Partnership or this Agreement; (ii) do any act which would make it impossible to carry on the ordinary business of the Partnership; (iii) confess a judgment against the Partnership; (iv) possess Partnership's property or assign the rights of the Partnership in specific property, for other than a Partnership purpose; or (v) admit a person as a general partner in the Partnership.

8.8 Additional Agreements of General Partner.

8.8.1 Certain Tax Filings. The General Partner will provide each Limited Partner with the information they need for the preparation of all filings and reports required of them by the Code.

9. **Limited Partners.**

9.1 No Part in the Control of the Partnership. A Limited Partner shall take no part in the management or control of the Partnership's business, but may only exercise the rights and powers of a Limited Partner under this Agreement or otherwise required to be given a limited partner by law.

9.2 Liability of Limited Partners. A Limited Partner shall not be personally liable for any amount in excess of the aggregate amounts actually distributed to it pursuant to Section 11 of this Agreement, except as otherwise expressly provided under the Act.

9.3 Admission Requirements.

9.3.1 Subject to the provisions of this Agreement, during the period from the Initial Closing through the date that is the earlier of (i) six (6) years thereafter; or (ii) upon the admission of the 250th Artist as Limited Partners of the Partnership (the "**Final Closing**"), the General Partner is authorized, but is not obligated, to select and admit additional Artists to the Partnership.

9.3.2 The General Partner will establish eligibility requirements for admission of Limited Partners and shall refuse to admit any Person, which fails to satisfy such eligibility requirements. The General Partner shall have the sole responsibility for determining whether a Person is eligible to be a Limited Partner, provided, however, that the General Partner shall be entitled to rely and shall be fully protected in relying upon representations made or certificates provided by any such Limited Partner (including, without limitations, representations and covenants made in the Subscription Agreement with such Limited Partner) and provided further that the General Partner may refuse or further condition the admission of any Person if such would make any exemption no longer available under federal or state securities laws or otherwise violate federal or state securities laws or other laws.

9.3.3 The General Partner shall not admit additional Artists as Limited Partners, if immediately after the admission of an additional Artist, the aggregate number of Artists who are Limited Partners exceed two hundred and fifty (250).

9.4 Discontinuation, Termination and Withdrawal.

9.4.1 Discontinuation.

9.4.1.1 Events of Discontinuation. A Limited Partner's participation in the Partnership shall be discontinued when ("**Discontinued**"):

(a) it gives notice to the General Partner that it intends not to make a Contribution when required pursuant to the schedule in Schedule B, or

(b) it fails to make a Contribution when required under this Agreement and such failure continues for ten (10) days after the General Partner has given written notice to such Partner of such failure by personal delivery or by certified or registered mail.

9.4.1.2 No Vote. A Discontinued Partner, until and unless such time when the participation has been resume pursuant to 9.4.1.3 below, shall not be entitled to participate in any vote or consent, and such vote or consent shall be calculated as if such Discontinued Partner were not a Limited Partner.

9.4.1.3 No Further Contribution: Resume or Participation. No Discontinued Partner shall be entitled to make any further Contributions to the Partnership without the consent of the General Partner. Once the General Partner has agreed to accept further Contributions by the Discontinued Partner, the participation shall be regarded as resumed and such once Discontinued Partner shall not be regarded as a Discontinued Partner so long as it continues to make timely Contributions.

9.4.1.4 Allocations and Share in the Partnership Costs and Expenses and Net Proceeds. A Discontinued Partner will continue to share in allocations and distributions of the Partnership in proportion to such Discontinued Partner's respective Percentage Interest.

9.4.2 Termination of Limited Partner.

9.4.2.1 The General Partner's Right to Terminate. The General Partner may terminate the interest of a Limited Partner in the Partnership, at any time during the first three (3) years commencing on the date the Limited Partner executed this Agreement, by giving a written notice to such Limited Partner by personal delivery or by certified or registered mail. The General Partner may not exercise this termination right with respect to a Limited Partner whose Invested Works (one or more) have been Liquidated prior to such termination. If such Limited Partner has transferred any of his or her Units to a Plan, such Limited Partner and the Plan will be treated as Discontinued Partners and not as Terminated Partner and his or her Units will not be redeemed.

9.4.2.2 Redeem Units. Upon termination of a Limited Partner's membership in the Partnership pursuant to Section 9.4.2.1 above, the Partnership shall redeem all of the Units owned by the Terminated Partner by returning to the Terminated Partner all of the Invested Works Contributed by it. Each Unit shall be deemed to be redeemed for all purposes as of the close of business on the date immediately preceding the Business Date on which the General Partner returned such Invested Works to the Terminated Partner. The Partnership shall have no further obligation of any nature to such Terminated Partner.

9.4.2.3 Terminated Partner's Capital Account. The Capital Account of a Terminated Partner shall be determined as of the date of such termination and any amount therein, if any, shall be paid to the Terminated Partner at the time of distribution made in that calendar year.

9.4.3 No Withdrawals. No Partner may withdraw its membership in the Partnership and, unless expressly set forth herein, no Units shall be redeemed and no Invested Works be returned to a Limited Partner.

9.4.4 Remedies Cumulative; No Waiver. No right, power or remedy conferred upon the General Partner in this Section 9.3.3 shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Section 9.3.3 or now or hereafter available at law or in equity or by statute or otherwise. No course of dealing between the General Partner and any Discontinued Partner or Terminated partner and no delay in exercising any right, power or remedy conferred in this Section 9.3.3 or now or hereafter existing at law or in equity or by statute or otherwise shall operate as a waiver or otherwise prejudice any such right, power or remedy.

10. Valuation Rules

10.1 Valuation of Invested Works: On an annual basis, the General Partner will consider primary and secondary market prices on comparable works, consult with Artists with respect to their Invested Works, or with their respective dealers, as considered necessary to value Invested Works and take such other actions as necessary, in its discretion, to establish a market value in accordance with a written valuation procedure established by the General Partner. Such procedures will be reviewed by an independent certified appraiser as to consistency with valuation methodologies that would be applied by the certified appraiser for IRS valuation purposes. Each Limited Partner understands that there can be no assurance that Invested Works can or actually will be Liquidated for the values so established or that such value will not be challenged, such as by the IRS, or ultimately overturned.

10.2 Valuation of Artwork and Pooled Units: Based on the valuation of Invested Works as determined under the process described in Section 10.1 above, the values of the respective Artwork and Pooled Unit components of Partnership Units will be set annually. Unit values may be further adjusted or subject to discount to reflect relevant factors as determined by the General Partner, such as for lack of marketability of Partnership Units, minority interest and lack of control by Limited Partners of Partnership operations. In addition, the Partnership Units' value will be further adjusted to reflect the Management Fee, as well as to reflect any impact on value attributable to the structure for participation in the Partnership Costs and Expenses.

10.3 Reports. The General Partner shall provide each of the Limited Partners with a report detailing the annual valuation of their respective Invested Works and Pooled Units and the accumulative Partnership Costs and Expenses.

11. Liquidation Methodology and Restrictions.

11.1 Liquidation Methodology.

11.1.1 Subject to Section 11.1.4, the General Partner will have the exclusive right to determine the timing of the Liquidation of any Invested Works based solely on its determination of the optimum time to dispose of individual Invested Works and without regard to or consideration of the number of Invested Works of any individual Limited Partner that have been previously Liquidated. In deciding whether to sell an Invested Work, the General Partner will take into account, but not limited to, the criteria set forth in Schedule D, attached hereto.

11.1.2 The General Partner may use any and all methods that it deems appropriate or advisable in order to commercialize the Invested Works. When practical, the General Partner may use the Limited Partner's dealer-of-record, and may allow them to participate in the secondary market sale.

11.1.3 Liquidations are not anticipated before the tenth anniversary of the Initial Closing, but there are no restrictions preventing early Liquidation if the General Partner believes that such early Liquidation may be in the best interest of the Partnership.

11.1.4 If the Exemption is issued, a Sales Committee will be appointed by the General Partner to review Liquidations that are sales and all sales of Invested Works will be reviewed by the Sales Committee, which may prohibit the General Partner from consummating a sale that it determined is not in the best interest of the Partnership.

11.1.5 The General Partner reserves the right to Liquidate Invested Works in a single transaction involving a single Invested Work, a single transaction involving multiple Investment Works of the same or different Artists, a single or series of bulk transactions, in a syndication or pursuant to a public offering. Such syndication or public offering activities may include interests in other partnerships, trusts and entities affiliated with the General Partner, both within and outside the United States.

11.2 Passive Income. The Partnership shall endeavor to conduct its affairs so that (i) the Partnership will not constitute a "business enterprise" for purposes of the excess business holdings provisions of Section 4943 of the Code, and (ii) no Partner (or equity holder of a Partner that is a pass-through entity for United States income tax purposes) shall, solely by virtue of the activities of the Partnership, have or be deemed to have unrelated business taxable income within the meaning of Sections 511 through 514 of the Code and no Partner (or equity holder of a Partner that is a pass-through entity for United States income tax purposes) shall, solely by virtue of the activities of the Partnership, have or be deemed to have gross income from an unrelated trade or business unless such gross income may be excluded pursuant to Section 512(b) of the Code. Notwithstanding the preceding sentence, the General Partner may cause the Partnership to borrow in accordance with the provisions of Section 11.4.

11.3 Partnership Activities. The Partnership shall not engage in any trade or business, or do or permit to be done anything that would result in any Limited Partner having any income effectively connected with any trade or business provided, however, that this sentence shall not limit the right of the Partnership, subject to the other sections of this Agreement, to engage in any activities related to or associated with its business purpose that the General Partner deems necessary to accomplish the purpose of the Partnership. If the Exemption is issued, the General Partner shall use best efforts not to enter into any transaction which would constitute participation in a prohibited transaction as defined in Section 4975 of the Code or Section 406 of ERISA.

11.4 Borrowing Prohibited. The Partnership shall not borrow money or make any guarantee; provided, however, that the General Partner may cause the Partnership to borrow for the purpose of covering costs and expenses of the Partnership, including by way of the GP Loans.

12. **Allocations and Distributions**.

The Partnership's Net Proceeds and the Partnership Costs and Expenses shall be determined for each fiscal year, allocated and distributed as provided in this section.

12.1 Fiscal Year.

12.1.1 The fiscal year of the Partnership shall end on the 31st day of December. The General Partner, in its sole discretion, may change the fiscal year of the Partnership at any time and from time to time. The accounting records of the Partnership shall be closed at certain dates other than the end of the Fiscal Year.

12.2 Capital Account. There shall be established for each Limited Partner on the books of the Partnership a Capital Account. Each Capital Account shall be increased by all income allocated to such Partner and shall be decreased by the amount of any distributions made to such Partner and any losses allocated to such Partner.

12.3 Distribution of Costs, Expenses and Loss:

12.3.1 Partnership Costs and Expenses. The Partnership Costs and Expenses shall be allocated to the Partners in proportion to their responsibility for payment of such expenses, such that twenty percent (20%) of the deductions for Partnership Costs and Expenses paid shall be allocated to the General Partner and the remainder shall be allocated pro-rata to the holders of Pooled Units (including Discontinued Partners) in proportion to the number of Pooled Units outstanding.

12.3.2 Other Loss. All other items of loss shall be distributed to the Partners based on their entitlement to participate in the distribution of proceeds from the event giving rise to such items, after all GP Loans have been repaid.

12.4 Allocations. **If an Exemption is issued and subject to such provisions contained in the Exemption**, all Net Proceeds shall be allocated to the Partners as follows:

12.4.1 Forty Percent (40%) shall be allocated to the Limited Partner holding the Artwork Unit associated with the Invested Work Liquidated. In the event of a Liquidation of multiple Invested Works in a single transaction, the Net Proceeds from such transaction will be allocated among the Artwork Units involved in proportion to the valuation for the underlying Investment Work by the Partnership as of the latest annual valuation available or, if the transaction specifically allocated value to each Invested Work included therein, the value so allocated under the transaction;

12.4.2 Forty Percent (40%) shall be allocated pro-rata to the Partners (including Discontinued Partners) holding Pooled Units in proportion to the number of Pooled Units outstanding, subject to deductions as follows:

(a) First, to payment of the Limited Partner's portion of the current Partnership Costs and Expenses;

(b) Second, to the extent remaining after payment of the Limited Partner's portion of the current Partnership Costs and Expenses, an additional amount, but not in the aggregate exceeding 60% of such proceeds, to repayment of outstanding GP Loans; and

(c) Third, to the extent remaining after payment of the Limited Partner's portion of the current Partnership Costs and Expenses and the outstanding GP Loans, to the Limited Partners (including Discontinued Partners) holding Pooled Units in proportion to the number of Pooled Units outstanding.

12.4.3 Twenty Percent (20%) shall be allocated to the General Partner as the Management Fee, subject to deferral of payment for a period of times specified in section 8.6 consistent with the Exemption.

If the Exemption is not issued under such terms and conditions as accepted by the General Partner, the order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership, may be changed at the General Partner's sole discretion.

12.5 Other Income: All other items of income shall be allocated to the Partners based on their entitlement to participate in the distribution of proceeds, from the event, giving rise to such items in accordance with the schedule described in Section 12.4 above.

12.6 The provisions of this Agreement relating to the maintenance of the Capital Accounts are intended to comply in general with Treasury Regulations under Code Section 704(b), and, except as otherwise expressly provided herein, shall be interpreted and applied in a manner consistent with such regulations.

12.7 The Partnership Costs and Expenses. The Partnership Costs and Expenses shall be covered by the General Partner and the Limited Partners as follows:

12.7.1 The General Partner shall be responsible for and shall contribute cash to the Partnership to pay Twenty Percent (20%) of the Partnership Costs and Expenses, subject to the availability of such funds to it. Such contribution is non-refundable.

12.7.2 The Limited Partners shall be responsible for the remaining Eighty Percent (80%) of the Partnership Costs and Expenses; but shall be required to pay such Partnership Costs and Expenses only out of distributions of Net Proceeds as described in Section 12.4 above. The General Partner has agreed to advance the actual costs of the Limited Partners' portion of Partnership Costs and Expenses as GP Loans in order to allow the Limited Partners to fund their portion of Partnership Costs and Expenses until distributions are payable to them in accordance with Section 12.4. No Limited Partner shall have a responsibility for the payment of Partnership Costs and Expenses other than out of distributions actually made to them by the Partnership.

12.8 Actual Allocations to the General Partner. If the Exemption is issued actual distributions to the General Partner with respect to Liquidations that involve a sale or transfer of all or an undivided interest in the title to an Invested Work (which would not include a lease, license, loan or rental) may be deferred as further describe in Section 8.6.

13. Fiduciary Responsibility; Indemnification

13.1 If the Partnership's assets are treated as "plan assets" subject to ERISA and the Code, the General Partner intends to operate the Partnership in accordance with the applicable legal requirements of ERISA and the Code. If ERISA and the respective provisions of the Code are not applicable, the following shall apply:

In carrying out its duties and exercising its powers hereunder, the General Partner shall exercise its best business judgment and shall act at all times in the best interests of the Partnership and, in the case of any conflict of interest between its own best interests and those of its Affiliates or Associates on the one hand, and the best interests of the Partnership on the other hand, the General Partner shall act in a manner consistent with the best interests of the Partnership. Subject to the preceding sentence, the General Partner shall not be liable to the Partnership or any Limited Partner for honest mistakes of judgment or for losses or liabilities due to such mistakes or to the negligence, dishonesty or bad faith of an employee, agent or broker acting on behalf of the Partnership or the General Partner, if such employee, agent or broker was selected, engaged or retained by the General Partner with reasonable care and if such employee was supervised by the General Partner with reasonable care. The preceding sentence shall not be deemed to relieve the General Partner of any liability it may have as a result of the actions of a managing member of the General Partner even if such managing member is also deemed to be an employee of the General Partner.

13.2 Indemnification.

13.2.1 If the Partnership's assets are treated as "plan assets" subject to ERISA and the Code, the General Partner and its partners, members, managers, employees and agents, each liquidating trustee (if any), the Management Company, and each partner, member, stockholder, director, officer, manager, employee, agent and Affiliate of any of the foregoing may NOT be indemnified out of the Partnership's assets, including, without limitations, the Net Proceeds and the Investment Work.

13.2.2 If ERISA and the Code provisions are not applicable, the following shall apply:

(a) The General Partner, its partners, members, managers, employees and agents, each liquidating trustee (if any), the Management Company, and each partner, member, stockholder, director, officer, manager, employee, agent and Affiliate of any of the foregoing shall be the persons entitled to indemnification under this paragraph ("**Indemnitee**"). Any person or entity entitled to indemnification shall be indemnified to the fullest extent permitted by law by the Partnership against any cost, expense (including attorneys' fees), judgment and/or liability reasonably incurred by or imposed upon such person in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which such person may be made a party or otherwise involved or with which such person shall be threatened by reason of being or having been a General Partner, (including without limitation the General Partner acting as Tax Matters Partner or liquidator), a partner, member, employee or agent of the General Partner, the Management Company, a liquidating trustee (if any), a partner, member, stockholder, director, officer, manager, employee, agent or Affiliate of any of the foregoing, or a partner, member, director, officer, manager, employee, consultant or agent of any other organization in which the Partnership owns or has owned an interest or of which the Partnership is or was a creditor, which other organization that person or entity serves or has served as a partner, member, director, officer, manager, employee, consultant or agent at the request of the Partnership (whether or not such person or entity continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened), as it relates to the Partnership or the Liquidation, or activities on behalf of the Partnership; provided, however, that such person shall not be so indemnified with respect to (i) any matter as to which such person shall not have acted in good faith in the best interests of the Partnership or (ii) any matter as to which such person shall have acted in a grossly negligent, willful violation of the law or fraudulent manner. The right of indemnification granted by this Section 13.2 shall be in addition to any rights to which such person may otherwise be entitled and shall inure to the benefit of the successors, assigns, executors or administrators of such person. The Partnership may, but shall not be required to, pay the expenses incurred by any person indemnified hereunder in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by such indemnified person to repay such payment if there shall be an adjudication or determination that it is not entitled to indemnification as provided herein. Any person or entity indemnified hereunder, may not satisfy any right of indemnity or reimbursement granted in this Section 13.2 or to which it may be otherwise entitled except out of the assets of the Partnership, and no Partner shall be personally liable with respect to any such claim for indemnity or reimbursement.

(b) In addition, each Limited Partner acknowledges that under provisions of Federal tax law, if the Partnership has any income which is treated as effectively connected with the conduct of a trade or business within the United States, the Partnership will be required to deduct and withhold taxes from distributions and/or allocations to certain Partners. The General Partner presently believes that the Partnership's contemplated activities (including the activities described in clauses (i) and (ii) of Section 11.3 ("Partnership's Activities") will not constitute a trade or business for purposes of such provisions of Federal law. If, based on that belief, the Partnership makes a distribution or allocation to a Partner without deducting tax therefrom, and if the Partnership is later found liable for such tax, such Partner hereby agrees to indemnify and hold harmless the Partnership against all liability for such tax (including all penalties, interest and additions imposed with respect to such tax). Each Partner also hereby agrees to indemnify and hold harmless the Partnership against all liability for any withholding or similar taxes (including penalties, interest and additions imposed with respect thereto if the General Partner declines to withhold based on a good faith belief that such taxes are not required to be withheld by the Partnership) as may be imposed in the future, including any such taxes which may be imposed on allocations or distributions without regard to whether the Partnership is engaged in a trade or business.

(c) In the event of settlement of any action, suit or proceeding brought or threatened, this indemnification shall apply to all matters covered by the settlement except for matters as to which the Partnership is advised by counsel (who may be counsel regularly retained to represent the Partnership) that the Indemnitee seeking indemnification, in the opinion of counsel, acted in bad faith not to the best interests of the Partnership or in a grossly negligent, willful violation of the law or fraudulent manner.

(d) The foregoing right of indemnification shall inure to the benefit of the executors, administrators, personal representatives, successors or assigns of each such Indemnitee.

(e) Notwithstanding 13.2.2, the General Partner in its sole discretion may limit or eliminate indemnification payments that otherwise would be made by the Partnership to any Indemnitee other than a Liquidating Trustee serving pursuant to Section 14.

(f) If any Indemnitee or the Partnership itself is subject to any federal or state law, rule or regulation which restricts the extent to which any person may be indemnified by the Partnership, then the indemnification provisions set forth in this Section 13.2 shall be deemed to be amended, automatically and without further action by the General Partner or the Limited Partners, to the minimum extent necessary to conform to such restrictions.

13.3 Reliance by Third Parties. Third parties dealing with the Partnership are entitled to rely conclusively upon the power and authority of the General Partner as herein set forth.

13.4 Insurance. At its election, except to the extent that ERISA provisions may be applicable, the General Partner, on behalf of the Partnership, may cause the Partnership to purchase and maintain insurance, at the expense of the Partnership and to the extent available, for the protection of the General Partner, any partner, member, officer, director, manager, employee, agent or Affiliate of the General Partner, the Management Company, any liquidating trustee or any partner, member, stockholder, officer, director, manager, employee, agent or Affiliate of any of the foregoing against any liability incurred by such person or entity in any such capacity or arising out of his status as such, whether or not the Partnership has the power to indemnify such person or entity against such liability.

14. **Dissolution**.

14.1 Upon the dissolution of the Partnership, no further business shall be done in the Partnership name except for the completion of any incomplete transactions and the taking of such action as shall be necessary for the performance and discharge of the Partnership obligations, the winding up and liquidation of its affairs and the distribution of its assets. The General Partner shall act as the liquidating trustee of the Partnership unless it, or, if it is unable to so act, a Majority in Interest of the Limited Partners, appoints by an instrument in writing one or more other liquidating trustees. The liquidating trustee or liquidating trustees (hereinafter referred to as the "**Liquidating Trustee**") shall wind up the affairs of the Partnership and liquidate its assets as promptly as reasonably possible consistent with obtaining the fair market value thereof. The Liquidating Trustee may distribute the Invested Works or other Partnership's assets, which it determines may legally be distributed in kind and the liquidation of which would not be consistent with obtaining the fair value thereof. The cash proceeds of liquidation, including the proceeds of any Liquidation to the extent sufficient therefor, and then any assets to be distributed in kind, shall be applied pro rata in the following order and the Partners shall be furnished a written report accounting for the manner of distribution:

14.1.1 Creditors. To the payment of creditors, in the order of priority as provided by law, except claims of the General Partner.

14.1.2 Expenses and Fee of General Partner. To the payment of (i) the GP Loans of the General Partner provided pursuant to Section 7.2, (ii) its Management Fee under Section 8.6, and any other amounts then due the General Partner as a creditor of the Partnership.

14.1.3 Distribution to Limited Partners. The remaining assets of the Partnership shall be valued at their fair market value in accordance with Section 10 ("Valuation Rules") and the gains and expenses therefrom deemed to be realized and allocated to the Partners in accordance with the allocation provided in Section 12 and in proportion to their respective Percentage Interest.

15. Transfer of Partners' Interest

15.1 Transfer of Limited Partner's Interest. Subject to Section 15.1.4 below, a Limited Partner may sell, assign, transfer, or otherwise dispose of, or pledge, hypothecate, or otherwise encumber, its Units, all or only some of them, only with the prior consent of the General Partner (which consent shall not be unreasonably withheld) and only if the sale, assignment, transfer or other disposition: (i) does not violate, or result in the violation of, any Federal or state securities law or any other term or condition of this agreement, (ii) will not cause a termination of the Partnership pursuant to Section 708 of the Code, (iii) will not give rise to a requirement that the Partnership register under the Securities Act of 1933, (iv) does not give rise to a requirement that the Partnership register as an investment company or elect to be a "business development company" under the Investment Company Act of 1940, as amended, or to a requirement that the General Partner or any equity holder, member, officer, or employee of the General Partner register as an investment adviser under the Investment Advisers Act of 1940, as amended, and (v) will be to a person that is a "qualified purchaser" within the meaning of Section 3(c)(7) of the Investment Company Act of 1940, as amended. Any such sale, assignment, transfer or other disposition shall be subject to the following additional requirements:

15.1.1 Time of Transfer. Any such sale, assignment, transfer, or other disposition of a Limited Partner's interest in the Partnership, or a portion thereof, shall be made only as of the first day of any month.

15.1.2 Admission of Substituted Limited Partners. A Person may be admitted as a substituted Limited Partner with respect to the Units so transferred only: (i) with the consent of the General Partner (which consent may be granted or withheld in the sole discretion of the General Partner) and as of the first day of any month; (ii) upon the filing or recording of any document required under the Act to be filed or recorded; and (iii) upon signing upon any document reasonably required by the General Partner Each Limited Partner executing this Agreement thereby consents to the admission of any substituted Limited Partner so admitted.

15.1.3 Effect of Admission. The transferee of an interest in the Partnership transferred pursuant to Section 15.1 that is admitted to the Partnership as a substituted Limited Partner shall succeed to the rights and liabilities of the transferor Limited Partner solely with respect to the Units so transferred. The transferor shall remain a Limited Partner under this Agreement and the rights and obligations of this Agreement shall continue to apply with respect to such Limited Partner.

15.1.4 Transfer of Units to a Plan. Notwithstanding anything herein to the contrary, unless and until the Exemption is issued upon such terms and conditions, as the General Partner, in its sole discretion, deems acceptable, the provisions of Section 3.2 shall apply with respect to transfer of Units to a Plan. In the even that an Exemption is issued, then notwithstanding anything herein to the contrary, the General Partner may allow the Limited Partners , subject to other provisions of this Section 15, to transfer either their Units to a Plan at such terms as shall be determined by the General Partner and the Plan shall be required to execute the Joinder Agreement attached hereto as Schedule F.

15.1.5 Status of Transferee Not Admitted as Partner. Any transferee in a transfer made in accordance with this Section 15 shall have all the economic rights of a Limited Partner with respect to the Units transferred, to the maximum extent permitted by the Act and the Code. Until and unless the transferee of part or all of the interest of a Limited Partner is admitted to the Partnership as a substituted Limited Partner pursuant to 15.1.2, however, (1) that transferee shall have no right to participate with the Limited Partners in any votes taken or consents granted or withheld by the Limited Partners hereunder, and (2) the transferor shall remain liable to the Partnership for all contributions and other amounts payable with respect to the transferred interest to the same extent as if no transfer had occurred.

15.1.6 Transfer Expenses. The transferor of any Units in the Partnership hereby agrees to reimburse the Partnership, at the request of the General Partner, for any expenses reasonably incurred by the Partnership in connection with such Transfer, including any legal, accounting and other expenses (**"Transfer Expenses"**), whether or not such Transfer is consummated. At its election, the General Partner may seek reimbursement of such Transfer Expenses either through a direct reimbursement by the transferor or through a charge to the transferor's Capital Account.

15.1.7 Effect of Death, Dissolution or Bankruptcy of a Limited Partner. Upon the death, incompetence, bankruptcy, insolvency, liquidation or dissolution of a Limited Partner, the rights and obligations of that Limited Partner under this Agreement shall inure to the benefit of, and shall be binding upon, that Limited Partner's successor(s), estate or legal representative, and each such Person shall be treated as an assignee of that Limited Partner's interest for purposes of this Section 15 until such time as such Person may be admitted as a Partner pursuant to this Section 15, if at all.

15.2 Transfer of General Partner's Interest. The General Partner may not sell, assign, transfer, or otherwise dispose of, or pledge, hypothecate, or otherwise encumber, its interest in the Partnership or any part thereof or withdraw or retire from the Partnership during the term thereof; provided, that (i) the General Partner may transfer all or any portion of its economic interest in the Partnership to an entity organized and wholly owned by members of the General Partner and (ii) the General Partner shall not be released from its obligations under this Agreement as a result of any such transfer. The General Partner may admit additional members to the General Partner without the consent of the Limited Partners.

15.3 Prohibition Against Public Trading. Each Partner hereby covenants and agrees with the Partnership for the benefit of the Partnership and all Partners that the Partner will not transfer all or any portion of its Partnership interest (including solely for this purpose any type of derivative or notional interest in such Partnership interest that is treated as a Partnership interest under Treasury Regulation Section 1.7704-1(a)(2)) on an established securities market within the meaning of Section 469 or 7704 of the Code or otherwise in any manner that would cause the Partnership to be treated as a publicly traded partnership within the meaning of Section 469 or 7704 of the Code. Any attempted transaction that would violate the preceding sentence shall be null and void. Moreover, the Partnership and the General Partner shall not recognize, authorize or otherwise give effect to any transfer of an interest in the Partnership (including solely for this purpose any type of derivative or notional interest in such Partnership interest that is treated as a Partnership interest under Treasury Regulation Section 1.7704-1(a)(2)) if such transfer would cause the Partnership to be treated as a publicly traded partnership within the meaning of Section 469 or 7704 of the Code.

16.0 Books of Account; Reports

16.1 Books of Account and Reports. The Partnership shall keep proper and complete books of account, in accordance with generally accepted accounting principles, consistently applied, at all times during its continuance and until its complete liquidation, and such books of account shall be open to the inspection of any Partner at any time during normal business hours. For each Contribution of an Invested Work, the Partnership will issue to the Contributing Artist a certificate representing the Units, including a description of the Artwork Unit and the number of Pooled Unit(s), substantially in the form attached hereto as Schedule E. An Artist will be permitted to surrender his or her Units' certificates for issuance of new or separate certificates as requested to evidence permitted transfers pursuant to this Agreement. Each Partner may fully examine and audit the Partnership's books, records, accounts, and assets, including bank balances, and may make or cause to be made, any examinations or audits at its expense. Each Limited Partner may during normal business hours examine, or request that the General Partner furnish, such information as is reasonable or appropriate to enable the requesting Limited Partner to review the results of the operations, or to evaluate the status of the Liquidation, of the Partnership.

16.2 Annual Audited Financial Statements. As promptly as practicable, and in any event within ninety (90) days, after the end of each fiscal year of the Partnership, each Limited Partner shall be furnished a copy of the financial statements of the Partnership for such fiscal year, which financial statements shall include balance sheets of the Partnership as of the end of such fiscal year and of the preceding fiscal year, statements of income and losses and of the source and application of funds of the Partnership for such fiscal year and for the preceding fiscal year, and statements of change in Partnership capital for such fiscal year and for the preceding fiscal year, all prepared in accordance with generally accepted accounting principles, consistently applied, and certified by the independent public accountants retained by the Partnership to audit its books. Each Partner shall also be furnished, within ninety (90) days after the end of each fiscal year, such information as it may reasonably request to enable it to complete its annual tax returns or to fulfill any other annual reporting requirement imposed on it by governmental authorities (including all items of income or gain, expense, loss or other deduction and tax credit of the Partnership allocated to each Partner for income tax purposes).

16.3 Complete Dissolution Financial Statements. As promptly as practicable after the termination of the Partnership and the completion of the winding up and liquidation of its affairs, and in any event not less than thirty (30) days before the final distribution to the Partners of the assets of the Partnership, each Partner shall be furnished a statement by the General Partner, setting forth in reasonable detail the computations as to, and certifying as to their preparation in accordance with generally accepted accounting principles consistently applied, the assets to be distributed to each Partner. The financial statements delivered pursuant to this paragraph shall be certified by the Partnership's independent public accountants, provided that such accountants may rely on the final valuation, pursuant to the provisions of Section 16.2, of the fair market value of the assets of the Partnership.

16.4 Section 754 Election. The General Partner shall on behalf of the Partnership have the option to file or cause to be filed with the Internal Revenue Service, in a timely manner, a written election under Section 754 of the Code to adjust the basis of property held by the Partnership under the circumstances and in the manner provided by Sections 734 and 743 of the Code.

16.5 Auditors. The General Partner may from time to time select the Partnership's account firm at its discretion.

16.6 Confidentiality. Notwithstanding the foregoing provisions of this Section 16.0: (i) the Limited Partners shall not improperly disclose any confidential Partnership information; and (ii) the General Partner, acting in its reasonable discretion, may protect the confidentiality of Partnership information in accordance with the Act.

17.0 **Power of Attorney**.

17.1 General. Each Limited Partner does hereby constitute and appoint the General Partner, and each of its Managing Members, as its true and lawful representatives and attorneys-in-fact, and authorizes such attorneys-in-fact in its name, place and stead to make, execute, sign, and file the Certificate of Limited Partnership of the Partnership, any amendment thereof required by law, any necessary amendment of Schedule A of this Agreement upon the admission of any additional or substituted Limited Partner pursuant to Section 15.1 and all such other instruments, documents and certificates which may from time to time be required by the laws of the United States of America, the State of Delaware, or any other state in which the Partnership shall determine to do business, or any political subdivision or agency thereof, to effectuate, implement, and continue the valid subsisting existence of the Partnership. Such representatives and attorneys-in-fact shall not, however, have any right, power, or authority to amend or modify this Agreement (except as permitted in Section18.0) when acting in such capacities.

17.2 Survival. The foregoing grant of authority in 17.1 is a special power of attorney coupled with an interest in favor of the General Partner and as such shall be irrevocable and shall survive the death or disability of a Partner that is a natural person or the merger, dissolution or other termination of the existence of a Partner that is a corporation, association, partnership, limited liability company or trust, and (b) shall survive the assignment by the Partner of the whole or any portion of its interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the General Partner to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Partner and shall thereafter terminate.

17.3 Execution of Other Documents. Each Partner hereby agrees to execute all certificates, counterparts, amendments, instruments or documents that may be required by laws of the various jurisdictions in which the Partnership conducts its activities, to conform with the laws of such jurisdictions governing limited partnerships.

18.0 **Amendments: Voting and Consents**.

18.1 Amendments. This Agreement may not be terminated, changed, waived, or discharged except by an instrument in writing signed by the General Partner and a Majority in Interest of the Limited Partners, provided that notwithstanding the above: (i) the General Partner (without the consent of the other Partners) may amend this Agreement as necessary to obtain the Exemption and in the event that the General Partner, at its sole discretion, decides that the Exemption is not likely to be issued, the General Partner may amend this Agreement to remove certain restrictions intended to facilitate the issuance of the Exemption; (ii) Section 11.2 ("Passive Income") may not be amended without the consent of any Partner adversely affected by such amendment; and (iii) any provision of this Agreement requiring the written vote or consent of a greater percentage in interest of the Limited Partners may be terminated, changed, waived, or discharged only with the vote or written consent of the General Partner and such greater percentage in interest of the Limited Partners as is required by such provision.

18.2 Corrective Amendments. Notwithstanding the other provisions of this Section 18.0, the General Partner, without the consent of any other Partner, may amend any provisions of this Agreement (a) to add to the duties or obligations of the General Partner or surrender any right granted to the General Partner herein; (b) to cure any ambiguity or correct or supplement any provision herein which may be inconsistent with any other provision herein or to correct any printing, stenographic or clerical errors or omissions in order that this Agreement shall accurately reflect the agreement among the Partners; and (c) to amend Schedule A to add a Limited Partner, to provide any necessary information regarding any additional Limited Partner or substituted Limited Partner; provided that no amendment shall be made pursuant to this 18.2 unless the General Partner reasonably shall have determined that such amendment will not subject any Limited Partner to any material adverse economic consequences, alter or waive the right to receive allocations and distributions that otherwise would be made to any Limited Partner, or alter or waive in any material respect the duties and obligations of the General Partner to the Partnership or the Limited Partners.

18.3 Voting and Consent. Whenever action is required by this Agreement to be taken by a specified percentage in interest of the Limited Partners, such action shall be deemed to be valid if taken upon the written vote or written consent of those Limited Partners whose Pooled Units represent the specified percentage of the aggregate Pooled Units of all Limited Partners at the time.

19. **Representations of Partners**. Each of the Partners hereby represents to the Partnership and to the other Partners, in connection with its respective investment in the Partnership, that it: (i) it has received and read the Offering Circular dated February 2005, relating to the Partnership; (ii) is aware of the Partnership's intended business as set forth in the statement of purposes and objectives included in Section 2.34, and financial condition; (iii) is purchasing the Partnership interest for investment for its own account and without a view to resale thereof in connection with any "distribution" as that term is used in the Securities Act of 1933 ("Securities Act"); (iv) is aware that the Partnership interests have not and will not be "registered" as that term is used in the Securities Act; (v) is aware that there is no market for the transfer of the Partnership interests; (vi) is aware that absence an Exemption he/she will not be able to transfer Units to a Plan; (vii) has the capacity to meet its Contributions obligations as contained in Section 7.1; and (viii) each Work Contributed to the Partnership is his/her original creation. Each Partner acknowledges

that such representations form the basis for the determination by the Partnership not to register the Partnership interests.

20. Notices. Except as otherwise expressly provided in this Agreement, whenever any notice is required or permitted to be given under any provision of this Agreement, such notice shall be in writing, signed by or on behalf of the person giving the notice, shall be mailed by prepaid registered or certified mail, with or without request for return receipt, or be sent by fax or by electronic mail, addressed, if to the Partnership or to the General Partner, to the principal place of business of the Partnership, and, if to a Limited Partner, to the address set forth in Schedule A hereto or to such other address as such Limited Partner may from time to time specify by notice in writing to the Partnership. Any such notice shall be deemed to have been given seventy two (72) hours after such notice is mailed, or, in the case of any notice permitted to be given by fax or electronic mail, twenty four (24) hours after such notice is so sent, if no delivery failure notice or similar notice is received. Reports required pursuant to Section 16.0 may be sent by mail.

21. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which taken together shall constitute one agreement.

22. Governing Law: Dispute Resolution. This Agreement and all amendments hereto shall be governed by and construed in accordance with the laws of the State of Delaware. It is the intent of the parties that any action, dispute, claim or controversy of any kind, whether in contract or tort, statutory or common law, legal or equitable, now existing or hereafter arising under or in connection with, or in any way pertaining to, this Agreement ("**Disputes**") arising under this Agreement be resolved expeditiously, amicably, and at the level within each party's organization that is most knowledgeable about the disputed issue. As a result, all Disputes arising under this Agreement will be resolved by the procedure outlined in Schedule C attached hereto.

23. Integration. This Agreement together with the Partnership's Offering Circular, sets forth the entire understanding of the parties with respect to the matters addressed herein, and supersedes any prior negotiations, discussions and agreements, whether written or oral.

24. Binding on Successors. This Agreement shall be binding upon and shall inure to the benefit of the respective heirs, successors, assigns and legal representatives of the parties hereto.

[the rest of the page was intentionally left blank]

[signature page of the Agreement of Limited Partnership of Artist Pension Trust (New York), L.P]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement effective as of the date set forth on the first page of this Agreement.

GENERAL PARTNER:

APT MANAGEMENT (NEW YORK), LLC

By: ______________________________
MutualArt US Holdings, Inc.
Managing Member

LIMITED PARTNERS:

THE LIMITED PARTNERS LISTED ON SCHEDULE A HERETO

By: APT MANAGEMENT (NEW YORK), LLC

Title: Attorney-in-Fact

By: ______________________________
MutualArt US Holdings, Inc.
Managing Member

Schedule A
List of Limited Partners

Schedule B

Contribution Schedule

Year	Number of Works	Year	Number of Works
1	2	11	0
2	2	12	1
3	2	13	0
4	2	14	1
5	2	15	0
6	1	16	1
7	1	17	0
8	1	18	1
9	1	19	0
10	1	20	1

Schedule of Pooled Units per Invested Work

Invested Work	**Number of Pooled Units per Invested Work**
First Invested Work	1
Second	1
Third	2
Forth	2
Fifth	3
Sixth	3
Seventh	4
Eight	4
Ninth	5
Tenth	5
Eleventh	6
Twelfth	6
Thirteenth	6
Fourteenth	6
Fifteenth	6
Sixteenth	8
Seventeenth	8
Eighteenth	8
Nineteenth	8
Twentieth	8
Total	**100**

Schedule C

Dispute Resolution Procedures

The steps for Dispute Resolution are set forth below:

1. The complaining party's representative will notify the other Party's representative in writing of the Dispute, and the non-complaining Party will exercise good faith efforts to resolve the matter as expeditiously as possible.

2. In the event that such matter remains unresolved ten (10) days after the delivery of the complaining party's written notice, a senior representative of each party will meet or participate in a telephone conference call within five (5) business days of a request for such a meeting or conference call by either party to resolve the Dispute.

3. In the event that the meeting or conference call specified in 2 above does not resolve the Dispute, the President, Chief Executive Officer or Senior Vice President of each party will meet or participate in a telephone conference call within five (5) business days of the request for such a meeting or conference call by either party to discuss a mutually satisfactory resolution of the Dispute.

4. If the parties are unable to reach a resolution of the Dispute after following the above procedure, any Dispute will be resolved by binding arbitration in accordance with the terms of this **Schedule C**, except as otherwise set forth below. Any Party who fails or refuses to submit to arbitration following a lawful demand by any other party will bear all costs and expenses incurred by such other party in compelling arbitration of any Dispute.

5. Governing Rules. Arbitration proceedings will be administered by the American Arbitration Association ("AAA") or such other administrator, as the parties will mutually agree upon. Arbitration will be conducted in accordance with the AAA Commercial Arbitration Rules. If there is any inconsistency between the terms hereof and any such rules, the terms and procedures set forth herein will control. All Disputes submitted to arbitration will be resolved in accordance with the Federal Arbitration Act (Title 9 of the United States Code). The arbitration will be conducted at a location in New York selected by the AAA or other administrator. All statutes of limitation applicable to any Dispute will apply to any arbitration proceeding. All discovery activities will be expressly limited to matters directly relevant to the Dispute being arbitrated. Judgment upon any award rendered in an arbitration may be entered in any court having jurisdiction.

5. No Waiver; Provisional Remedies. No provision hereof will limit the right of any party to obtain provisional or ancillary remedies, including without limitation injunctive relief, attachment or the appointment of a receiver, from a court of competent jurisdiction before, after or during the pendency of any arbitration or other proceeding. The exercise of any such remedy will not waive the right of any party to compel arbitration or reference hereunder.

6. Arbitrator Qualifications and Powers; Awards. Arbitrators must be active members of the State Bar in the state in which the arbitration is held or retired judges of the state or federal judiciary of the state in which the arbitration is held, with expertise in the substantive laws applicable to the subject matter of the Dispute. Arbitrators are empowered to resolve Disputes by summary rulings in response to motions filed prior to the final arbitration hearing. Arbitrators (a)

will resolve all Disputes in accordance with the substantive law of the state of Delaware, (b) may grant any remedy or relief that a court of the state in which the arbitration is held could order or grant within the scope hereof and such ancillary relief as is necessary to make effective any award, and (c) will have the power to award recovery of all costs and fees, to impose sanctions and to take such other actions as they deem necessary to the same extent a judge could pursuant to the Federal Rules of Civil Procedure, the Rule of Civil Procedure in the state in which the arbitration is held or other applicable law. Any Dispute in which the amount in controversy is $5,000,000 or less will be decided by a single arbitrator who will not render an award of greater than $5,000,000 (including damages, costs, fees and expenses). By submission to a single arbitrator, each Party expressly waives any right or claim to recover more than $5,000,000. Any Dispute in which the amount in controversy exceeds $5,000,000 will be decided by majority vote of a panel of three arbitrators; provided however, that all three arbitrators must actively participate in all hearings and deliberations.

7. Judicial Review. Notwithstanding anything herein to the contrary, in any arbitration relating to the ownership of intellectual property rights or in which the amount in controversy exceeds $5,000,000, the arbitrators will be required to make specific, written findings of fact and conclusions of law. In such arbitration (a) the arbitrators will not have the power to make any award which is not supported by substantial evidence or which is based on legal error, (b) an award will not be binding upon the Parties unless the findings of fact are supported by substantial evidence and the conclusions of law are not erroneous under the substantive law of the state in which the arbitration is held, and (c) the Parties will have in addition to the grounds referred to in the Federal Arbitration Act for vacating, modifying or correcting an award, the right to judicial review of (i) whether the findings of fact rendered by the arbitrators are supported by substantial evidence, and (ii) whether the conclusions of law are erroneous under the substantive law of the state in which the arbitration is held. Judgment confirming an award in such a proceeding may be entered only if a court determines the award is supported by substantial evidence and not based on legal error under the substantive law in which the arbitration is held.

8. Damages. The arbitrator(s) will have no authority to award punitive or other damages not measured by the prevailing party's actual damages, except as may be required by statute. The arbitrator(s) will not award consequential damages in any arbitration initiated hereunder, except as may be expressly provided in the Agreement. Any award in arbitration hereunder will be limited to monetary damages and will include no injunction or direction to any party other than the direction to pay a monetary amount.

9. Miscellaneous. To the maximum extent practicable, the AAA, the arbitrators and the parties will take all action required to conclude any arbitration proceeding within one hundred and eighty (180) days of the filing of the Dispute with the AAA. No arbitrator or other party to an arbitration proceeding may disclose the existence, content or results thereof, except for disclosures of information by a party required in the ordinary course of its business, by applicable law or regulation, or to the extent necessary to exercise any judicial review rights set forth herein. This arbitration provision will survive termination, amendment or expiration of the Agreement or any relationship between the parties.

Schedule D – Selling Criteria

The timing of the sale of artwork is a complex matter, as the art market is not predictable by standard tools of measurement or profitability analysis. Without limiting the foregoing, the following set of criteria has been established by the General Partner to regulate the process of selling the Invested Works, in an attempt to make such selling process more predictable and transparent, despite the extremely subjective nature of the art buying and selling processes.

Selling Criteria

Invested Works will be considered by the General Partner for selling if the following conditions and information regarding the Artist exist: The following criteria are not exclusive and the General Partner may review and consider additional information available.

1. Concrete indication that the Artist has quit the art profession, and is no longer actively engaged in the production of art or in the pursuit of an art career;

2. An assessment made over three successive calendar years that the Artist's selling prices have reached a plateau. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

3. An assessment that the value of the Artist's individual Invested Work that is owned by the Partnership is unlikely to double in value over the ensuing five calendar years. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

4. A unanimous recommendation from the General Partner's Selection Committee, ratified by the Director and the President, that the Artist will most likely not become successful;

5. The Artist has no significant one-person exhibition activity for a period of three successive calendar years. "Significant" means either a commercial gallery exhibition, or a non-profit museum or gallery exhibition;

6. If within any single calendar year, the overall average selling price of the Artist's artworks declines by more than 30%;

7. If the average selling price of the Artist's artworks increases by more than 400%-500% in a single calendar year;

8. If the Partnership receives a bona fide offer from a major art museum for the purchase of a single Invested Work or a group of Invested Works by a single Artist at a reasonable bulk price;

9. If the Artist dies, and the General Partner believes that the market price for such Artist's works will drop.

Schedule E – Units' Certificate

Schedule F – Joinder Agreement

Exhibit 2.2
Joinder Agreement

JOINDER AGREEMENT

This Joinder Agreement ("**Joinder Agreement**") is executed by the undersigned ____________________________ (the "**Transferee**") pursuant to the terms of the Limited Partnership Agreement of Artist Pension Trust (New York), L.P. (the "**Partnership Agreement**") by and among APT Management (New York), LLC, ____________ (the "**Artist**" or the "**Transferor**") and additional Limited Partners as listed in Schedule A of the Partnership Agreement. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Partnership Agreement. By the execution of this Joinder Agreement, the Transferee agrees as follows:

Acknowledgment. Transferor hereby transfers to the Transferee certain of Transferor's entire Partnership Units, or certain of Transferor's Pooled Units, as described in Schedule I attached hereto. The Transferee is acquiring these Units subject to the terms and conditions of the Partnership Agreement.

Agreement. The Transferee (i) agrees to be bound by and subject to the terms of the Partnership Agreement with respect to such Units; (ii) hereby adopts the Partnership Agreement with the same force and effect as if the Transferee was originally a party thereto; and (iii) represents and warrants that it has received, has read and understood, and is familiar with the Offering Circular dated _________, relating to the Partnership.

Notice. Any notice required or permitted by the Partnership Agreement shall be given to the Transferee at the address listed below the Transferee's signature below.

Plan Supplement. If the Transferee is a trust established under the Transferor's profit-sharing plan, the "Plan Supplement" to this Joinder Agreement is required.

EXECUTED AND DATED this ______ day of ________________, 20____.

TRANSFEROR:	TRANSFEREE:
By: ________________________	By: ________________________
Name: ______________________	Name: ______________________
Title: _______________________	Title: _______________________
	Address: ____________________
	____________________
	Fax: _______________________

Accepted and Agreed:

ARTIST PENSION TRUST (NEW YORK), L.P.
BY: APT MANAGEMENT NEW YORK, LLC, its General Partner
BY: MUTUALART US HOLDINGS, INC.

SIGNATURE: ______________________________
NAME: ______________________________
TITLE: Managing Member

Plan Supplement to Joinder Agreement

1. Introduction. As of the date of this Plan Supplement to Joinder Agreement (the "Plan Supplement"), the undersigned Transferee has entered into a joinder and adoption agreement (the "Joinder Agreement") for the acquisition and holding of certain Units of the Artist Pension Trust (New York), L.P., a Delaware Limited Partnership (the "Partnership"), established under a Limited Partnership Agreement dated as of ______________ (the "Partnership Agreement"). The Partnership Agreement provides that APT Management New York, LLC, a Delaware limited liability company (the "General Partner"), is the General Partner of the Partnership.

   The undersigned Transferee is a trust holding assets of a profit-sharing plan (the "Plan") established by the Transferor that is tax-qualified pursuant to the Internal Revenue Code of 1986 (the "Code"). This Plan Supplement is a part of the Joinder Agreement, and sets forth certain provisions applicable to a Transferee that is such a trust. Capitalized terms not otherwise defined in this Plan Supplement have the meanings provided by the Partnership Agreement or the Joinder Agreement.

2. Authority. This Plan Supplement and the Joinder Agreement have been entered into on behalf of the Transferee by its trustee or, if applicable, a named fiduciary under the Plan (either, the "Named Fiduciary'). The Named Fiduciary represents that it is independent of the General Partner and the Partnership. The Named Fiduciary also represents that it is a "named fiduciary" (as defined in Section 402(a)(2) of the Employee Retirement Income Security Act of 1974, as amended) of the Transferee and, under the Transferee's governing documents, has the authority to manage assets of the Transferee and the authority to cause the Transferee to acquire and hold Units in the Partnership. The Named Fiduciary further represents that the acquisition and holding of the Transferee's Partnership Interest in the Partnership is permitted under, and is consistent with, the Transferee's and the Plan's governing documents and applicable law.

3. Responsibility of Transferor. The Transferor hereby represents and warrants to the General Partner and the Partnership that the Plan is a profit-sharing plan, as defined in Treasury Regulation §1.401-1(b)(1)(ii), under which the amount of contributions by the sponsoring employer is purely discretionary. The Transferor further represents and warrants to the General Partner and the Partnership that the Plan has at all times been maintained, and will continue to be maintained, in accordance with the tax-qualification requirements of the Code. The Transferor acknowledges that it bears sole responsibility for maintaining the Plan in accordance with those tax-qualification requirements, and that none of the Partnership, the General Partner and each partner (general or limited), member, director, officer, employee, and agent thereof shall bear any responsibility for the Plan's compliance with the requirements of the Code.

4. Appointment and Scope of General Partner's Responsibilities. With respect to the Transferee and the Plan, the General Partner's sole responsibility shall be to manage the assets of the Partnership in accordance with the Partnership Agreement and with applicable law. The Transferee acknowledges that the General Partner is not a party to the Plan and that the General Partner shall have no duties or responsibilities with respect to the Plan other than

those applicable to Limited Partners under the Partnership Agreement. Without limitation by specificity, the undersigned acknowledge that the General Partner is not responsible for the Transferee's decision to acquire or hold Units of the Partnership, or for the compliance of the Transferee or the Plan with respect to such investments under the Plan's governing documents or applicable law.

5. Information Requests. The Transferor and the Named Fiduciary will respond to reasonable requests for information by the General Partner including, but not limited to, information regarding dealers, galleries and recent sales of the Artist's work.

6. Indemnification. The undersigned acknowledge that they understand the meaning and legal consequences of the representations and warranties made by the undersigned herein, and that the General Partner is relying on such representations and warranties in making its determination to accept or reject the Transferee's Joinder Agreement. The undersigned hereby agree to indemnify and hold harmless the Partnership, the General Partner and each partner (general or limited), member, director, officer, employee, and agent thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the undersigned contained in the Joinder Agreement or this Plan Supplement.

EXECUTED AND DATED this ______ day of ________________, 20____.

TRANSFEROR:

By: ________________________
Name: ______________________
Title: ________________________

TRANSFEREE:

By: ______________________________
Name: ____________________________
Title: _____________________________
Address: __________________________
____
Fax: __________________________

Accepted and Agreed:

ARTIST PENSION TRUST (NEW YORK), L.P.
BY: APT MANAGEMENT NEW YORK, LLC,
its General Partner

BY: MUTUALART US HOLDINGS, INC.

SIGNATURE: ________________________________

NAME: ________________________________

TITLE: Managing Member

Exhibit 2.3
The Incorporation Documents of the General Partner

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "APT MANAGEMENT (NEW YORK), LLC", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF OCTOBER, A.D. 2004, AT 5:46 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3874142 8100

040780822

AUTHENTICATION: 3443620

DATE: 10-29-04

CERTIFICATE OF FORMATION

OF

APT MANAGEMENT (NEW YORK), LLC.

1. The name of the limited liability company is APT MANAGEMENT (NEW YORK), LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of APT Management (New York), LLC., this 28 day of October, 2004.

HILI BLUM

Hili Blum, Attorney

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:38 PM 10/28/2004
FILED 05:46 PM 10/28/2004
SRV 040780822 - 3874142 FILE

OPERATING AGREEMENT OF
APT MANAGEMENT (NEW YORK), LLC.
A DELAWARE LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT (this "Agreement") of APT Management (New York), LLC, a Delaware limited liability company (the "**Company**"), is entered into as of October 28, 2004 and shall constitute the "limited liability company agreement" of the Company within the meaning of Section 18-101(7) of the Delaware Limited Liability Company Act, Title 6, Delaware Corporations Code, Section 18-101 *et seq.*, as amended (the "**Act**").

1. Except as otherwise provided in this Agreement, the default provisions of the Act shall apply to the Company.

2. The sole "member" of the Company within the meaning of Section 18-101(11) of the Act (the "**Member**"), shall be: MutualArt US Holdings, Inc., a Delaware corporation, who shall act as a managing member.

3. The Member hereby enters into and forms the Company as a limited liability company in accordance with the Act. The name of the Company shall be APT Management (New York), LLC.

4. The Company shall maintain a Delaware registered office and agent for the service of process as required by the Act. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

5. The purpose and scope of the Company shall be to engage in such lawful activities as shall be determined by the Member.

6. The term of the Company shall begin as of the date of filing of the certificate of formation for the Company in accordance with Section 18-201 of the Act and, unless otherwise specified in a certificate of cancellation filed by the Members in respect of the Company pursuant to Section 18-203 of the Act, such term shall continue in perpetuity.

7. Title to all Company property shall be held in the name of the Company; provided, however, that the Company shall make such distributions of cash and/or property to the Members as the Managing Member shall from time to time determine.

8. Except as otherwise required by applicable law, the Members shall have no personal liability for the debts and obligations of the Company.

9. The Members shall have no obligation to make any contributions to the capital of the Company and shall make only such contributions as the Managing Member shall from time to time determine.

10. The Members shall have no obligation to provide any services to the Company and shall provide only such services as the Managing Member shall from time to time determine.

11. The Company shall indemnify each Member to the fullest extent permitted by law.

12. The Managing Member shall control the management and operation of the Company in such manner as it shall determine. The Members may appoint, remove and replace managers, officers and employees of the Company from time to time in their sole and absolute discretion. Notwithstanding any provision of this Agreement to the contrary, any contract, agreement, deed, lease, note or other document or instrument executed on behalf of the Company by the Managing Member shall be deemed to have been duly executed by the Company and third parties shall be entitled to rely upon each Managing Member's power to bind the Company without otherwise ascertaining that the requirements of this Agreement have been satisfied.

13. Each Member may transfer all or any portion of its interest in the Company in such Member's sole and absolute discretion. In the event of any such transfer, this Agreement shall be amended to reflect the respective rights and obligations of the Members and the transferee or transferees. No person shall be admitted to the Company as an additional member without the written consent of the Members, which consent may be withheld in the Members' sole and absolute discretion.

14. The interpretation and enforceability of this Agreement and the rights and liabilities of the Members as such shall be governed by the laws of the State of Delaware as such laws are applied in connection with limited liability company operating agreements entered into and wholly performed upon in Delaware by residents of Delaware. To the extent permitted by the Act and other applicable law, the provisions of this Agreement shall supersede any contrary provisions of the Act or other applicable law.

15. In the event any provision of this Agreement is determined to be invalid or unenforceable, such provision shall be deemed severed from the remainder of this Agreement and replaced with a valid and enforceable provision as similar in intent as reasonably possible to the provision so severed, and shall not cause the invalidity or unenforceability of the remainder of this Agreement.

16. This Agreement may be amended, in whole or in part, only through a written amendment executed by all the Members.

17. This Agreement contains the entire understanding and intent of the Members regarding the Company and supersedes any prior written or oral agreement respecting the Company. There are no representations, agreements, arrangements, or understandings, oral or written, of the Members relating to the Company which are not fully expressed in this Agreement.

IN WITNESS WHEREOF, the Members have executed this Agreement as of the date first above written.

MUTUALART US HOLDINGS, INC.



Managing Member
By: Moti Shniberg
Title: Director

Exhibit 2.4
Mutual Art BVI Corporate Documents

I.B.C. No.: 533905

TERRITORY OF THE BRITISH VIRGIN ISLANDS

MEMORANDUM AND ARTICLES OF ASSOCIATION
OF

MUTUAL ART INC.

Date of Incorporation: 18th February, 2003
(as Amended on the 11th day of August, 2003)
(As Amended on the 7th day of May, 2004)

QUIJANO & ASSOCIATES (BVI) LIMITED
P.O. Box 3159
Road Town, Tortola
British Virgin Islands

Tel: (284) 494-3638
Fax: (284) 494-7274


REGISTRAR OF INTERNATIONAL BUSINESS COMPANIES

AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

OF

MUTUAL ART INC.
(the "Company")

UNDER THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
OF THE TERRITORY OF THE BRITISH VIRGIN ISLANDS

CLAUSE I

THE NAME OF THE COMPANY IS: Mutual Art Inc.

CLAUSE II

THE REGISTERED OFFICE OF THE COMPANY will be located at the offices of Quijano & Associates (BVI) Limited, P.O. Box 313, Road Town, Tortola, British Virgin Islands.

CLAUSE III

THE REGISTERED AGENT OF THE COMPANY is QUIJANO & ASSOCIATES (BVI) LIMITED, P.O. Box 313, Road Town, Tortola, British Virgin Islands.

CLAUSE IV

THE COMPANY IS ESTABLISHED FOR THE FOLLOWING PURPOSES:

1. To undertake, conduct, direct and carry out all kinds of investments and to acquire, purchase, hold, manage, sell, assign, transfer, guarantee, pledge, finance, or otherwise dispose of or deal in securities, stocks, shares, merchandise, rights on movable property or on real estate, and in any other kind of rights, or to carry on any and all commercial and other transactions and operations involved in businesses dealing with precious metals, gems and other articles of value either on its own behalf or on behalf of third parties, and to engage in any and all of the activities connected with these purposes;

2. To provide guarantees concerning the obligations of third parties whether these latter be related to the Company or not, and to secure any such guarantees by mortgages or encumbrances on any or all of the assets of the Company.

3. To subscribe, buy, own, keep, receive, acquire, sell, trade in, manage, guarantee, assign, exchange, transfer, mortgage, pledge, in any way encumber, or otherwise commit or dispose of movable property and real estate and assets in general, including securities, shares of capital stock, bonds, coupons, mortgages, valuables, notes, acceptances, drafts and other documents of



BUSINESS COMPANIES

title and of obligations, issued or created by another natural or juridical person, whether public, private or municipal; and once in its capacity as owner, to have and hold and to exercise in their respect all privileges, powers and rights of ownership, including the right to vote, to encumber in any way and to transfer;

4. To guarantee the payment of dividends on any shares of the capital stock of any juridical person; to stand as guarantor for the capital or interest on any bonds, coupons, mortgages, securities, notes, acceptances, drafts, bills of exchange or other titles, documents and obligations issued or created by any natural or juridical person or accept participation on any bond or guarantee concerning lease contracts or any kind of obligations of any natural or juridical person;

5. To acquire and/or assume all or part of the business, the property or the liabilities of any natural or juridical person;

6. To act as agent or representative of any natural or juridical person, and particularly to act as Commission Merchant for the purchase and sale of various products in the market, including know-how, technical assistance, trademarks, etc., on its own behalf or on behalf of third parties;

7. To underwrite, buy, own, keep, receive, acquire, sell, negotiate, guarantee, assign, exchange, transfer, mortgage, pledge, in any way encumber, and in any way compromise or dispose of licenses, permits, privileges, inventions, patent letters, trademarks, and trade names;

8. To borrow money for any of the purposes of the Company, and for such loans to issue bonds, notes, and other instruments of title or documents and to secure the same either by pledge or mortgage on all or part of the assets of the Company, whether they be movable property or real estate, or by issuing bonds and other unsecured instruments of title or documents, and to issue bonds, promissory notes, bills of exchange and other documents of obligation which may or may not be converted into shares of the Company, payable on a given date or dates, or payable upon the occurrence of a given event, either with mortgage or pledge security or unsecured, for borrowed money or in payment for assets acquired, or for any other lawful reason;

9. To lend money to such persons and on such terms as may be deemed fit, and to make remittances, draw, accept, endorse, set off, guarantee, underwrite and issue promissory notes, bills of exchange, drafts, money orders, and all types of titles, documents and certificates;

10. To obtain, own, sell and transfer shares of its own capital stock, and for that purpose to use its capital, excess capital, surplus or any other asset, provided that its funds or assets are not used to purchase shares of its own capital stock when such use may impair its capital stock, and provided also that such shares of its own capital stock which it owns are not used directly or indirectly for voting purposes;

11. To enter into, perform and carry out contracts of all kinds and for all kinds of lawful purposes, with no limitation as to the amount thereof, and with any natural or juridical person;

12. To engage in the business of shipyards, of building and repairing ships, in the construction of buildings and highways and in port drainage, to promote, establish, purchase, acquire, own, keep, trade, deal in, manage, exchange, equip, operate, lease, charter, sub-charter, sell, transfer, mortgage, pledge and otherwise encumber and in any way dispose of shipping lines, yachts, vessels, ships and any other means of transportation by land, sea or air, and directly or indirectly, as commission merchant or agent or as a public transport enterprise, and be it under contract or privately, to carry in them, for money, from one place to another, passengers, baggage, cattle, mail, express and/or cargo of any kind and class, whether among foreign states or within the same state, and to acquire, own, hold, build, repair, equip, operate, lease, charter, sub-charter, mortgage, pledge and otherwise encumber, exchange, trade and deal in, sell and otherwise dispose of yachts and every kind of vessels or ships and any other means of transportation or conveyance of any kind, for use on land, air or water, as well as any and all parts, materials, equipment, apparatus, appurtenances, machinery, articles, tools, pneumatic dinghies, fuel, oil and/or any and all items and goods related to or used in connection with any of the above, or which may be necessary, useful or appropriate in the conduct of any or all of the businesses mentioned above.

13. With corporations or associations of steamships, shipping, transshipment, railroads, transportation by trucks, carriers or ferries, or with individuals engaged in the shipping business or in other forms of transportation, to contract or agree the collection, conveyance, clearance and distribution of such goods, properties, merchandise, crates, packages, baggage and cargo items and other movable property of any description.

14. To engage in the business of, and in buying, selling, manufacturing, and distributing, and in the trade, dispatch, assembly, transportation, traffic, importation, exportation, acquisition, purchase and sale, distribution and commerce of all kinds of articles, merchandise, and goods in general;

15. To carry out any business which may be done in a convenient way or which may be conceived for directly or indirectly improving the value and yield of the Company's assets;

16. To do everything that may be necessary to accomplish the purposes of the Company, or that may be incidental to or necessary for the protection and the benefit of the corporation, whether on its own behalf or as an attorney or jointly with other persons in all kinds of financial and commercial transactions;

17. To carry out any other lawful business.

And it is hereby declared that the intent of the above is that each of these specific purposes shall be an independent main purpose unless otherwise expressly stipulated in the immediate context, and that none of these purposes individually or collectively shall be restricted or limited in any way whatsoever neither by reference to nor by inference from either the name of the Company or the terms of any other paragraph or clause in this Memorandum of Association or in its Articles of Association.

Furthermore, the Company shall have all of the powers granted to companies by the laws for the time being in force in the Territory of the British Virgin Islands to perform any act and to engage in any activity deemed necessary or incidental or conducive or convenient in connection with the conduct of the


BUSINESS COMPANIES

Company's businesses or with the attainment of its purposes, regardless of whether such activity or act is to entail any benefit for the Company or not.

CLAUSE V

THE COMPANY HAS NO POWER TO:

1. carry on business with persons resident in the British Virgin Islands;

2. own an interest in real property situated in the British Virgin Islands, other than a lease of property for use as an office from which to communicate with members or where books and records of the Company are prepared or maintained;

3. carry on banking or trust business, unless it is licensed under the Banks and Trust Companies Act, 1990;

4. carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless it is licensed under the Insurance Act, 1994;

5. carry on the business of company management unless it is licensed under the Company Management Act, 1990;

6. carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands;

7. act as a custodian in the British Virgin Islands of shares unless authorised under the Financial Services Commission Act, 2001;. Or

8. carry on mutual fund business unless it is licensed to do so under the Mutual Funds Act, 1996.

CLAUSE VI

The existence of the Company shall be perpetual.

CLAUSE VII

1. THE Authorised Capital of the Company is US$ 100,000.00. The Company is authorized to issue two classes of shares, to be designated, respectively, "**Ordinary Shares**" and "**Preferred Shares**." The total number of shares, which the Company is authorized to issue is ten million (10,000,000) shares, US$0.01 par value each. Eight Million Two Hundred and Twenty Thousand (8,220,000) shares shall be designated Ordinary Shares, par value US$ 0.01 per share, and One Million Seven Hundred and Eighty Thousand (1,780,000) shares shall be designated Preferred Shares, par value US$ 0.01 per share. All the Preferred Shares shall be designated "Series A Preferred Shares". These shares may be issued to bearer or as registered shares, the one being exchangeable for the other.



2. All shares in the Company shall be issued in denominations of the legal currency of the United States of America.

3. Each of the holders of bearer shares shall be asked to give the name and address of an agent or an attorney for service of notices and for sending any information or written statement required to be given to members, and service upon such agent or attorney shall be deemed to constitute service to the bearer of such shares who shall be identified by the number of the share certificate for these purposes. Until the Company has received communication from the bearer containing such name and address, publication of the notice or the information or written statement in one or more newspapers published or circulated in the Territory of the British Virgin Islands, and in a newspaper in the place where the company has its principal office shall be sufficient for the purposes of service.

CLAUSE VIII

THE RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF PREFERRED SHARES:

The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Shares are as set forth below in this Clause:

1. Dividend Provisions. The holders of Preferred Shares shall be entitled to receive dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Ordinary Shares of the Company, at the rate of Four and one Half percents (4.5%) of the Original Series A Issue Price (as defined in 2(a) below) per share per annum for each Preferred A Share held by them (as adjusted for any stock dividends, combinations or splits with respect to such shares). Such dividends shall be cumulative and will be paid only when declared by the Company's board of directors and approved by the Company's general meeting. After the dividend preference of the Preferred Shares has been paid in full, the Preferred Shares will participate pro rata with the Ordinary Shares in the receipt of any additional dividends on an as-converted basis. No dividend shall be paid on Ordinary Shares in any fiscal year, unless the aforementioned preferential dividends of the Preferred Shares shall have been paid in full during that year or in previous years, and the aggregate dividends paid on each Preferred Share during such fiscal year equals or exceeds the dividends per share (compared on an as-converted basis) paid during such fiscal year on the Ordinary Shares.

The above preference shall cease and expire with respect to each holder of Preferred A Shares on the date such holder has been repaid the amount of the Original Series A Issue Price multiplied by the number of Preferred A Shares purchased by such holder with dividends of the Company and as of that date such holder of Preferred A Shares will participate pro rata with the Ordinary Shares in the receipt of any dividends paid by the Company on an as-converted basis.

2. Liquidation Preference.

a. Primary Distribution. In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, each holder of Preferred Shares shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Ordinary Shares by reason of their ownership thereof (the **"Primary Distribution"**)



the amount of US$ 1.00 (the **"Original Series A Issue Price"**) (as adjusted for any stock dividends, combinations or splits with respect to such shares) for each Preferred Share held by such Holder. If upon the occurrence of such event, the assets and funds of the Company legally available for distribution shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire assets and funds of the Company legally available for distribution shall be distributed ratably among the holders of Preferred Shares, the allocation between the holders of the Preferred Shares shall be in proportion to the preferential amount each such holder is otherwise entitled to receive.

b. Secondary Distribution. Upon the completion of the distribution required by subparagraph (a) of this Section 2, any remaining assets of the Company legally available for distribution to shareholders shall be distributed among the shareholders of the Company, pro rata to the number of Ordinary Shares held or convertible into Ordinary Shares, by each Stockholder of record of the Company.

c. Definition of Liquidation Event; Notice.

(i) For purposes of this Article VIII, a liquidation, dissolution or winding up of the Company shall be deemed to be occasioned by, and to include, (A) the acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, any reorganization, merger or consolidation); or (B) a sale of all or substantially all of the assets of the Company (including, for purposes of this section, intellectual property rights which, in the aggregate, constitute substantially all of the Company's material assets); unless in each case, the Company's shareholders of record as constituted immediately prior to such acquisition or sale will, immediately after such acquisition or sale (by virtue of securities issued as consideration for the Company's acquisition or sale or otherwise) hold at least fifty percent (50%) of the voting power of the surviving or acquiring entity.

(ii) In any of such events, if the consideration received by the Company is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability shall be valued as follows: (1) if traded on a securities exchange or through The NASDAQ National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange over the thirty day period ending three days prior to the closing; (2) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three days prior to the closing; and (3) if there is no active public market, the value shall be



the fair market value thereof, as determined in good faith by the Board of Directors of the Company.

(B) Securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be valued in such a manner as to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors of the Company.

(iii) The Company shall give each holder of record of Preferred Shares written notice of any such impending transaction not later than twenty (20) days prior to the shareholders meeting called to approve such transaction, or thirty (30) days prior to the closing of such transaction whichever notice date is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction, the provisions of this Section 2, and the amounts anticipated to be distributed to holders of each outstanding class of capital stock of the Company pursuant to this Section 2, and the Company shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than thirty (30) days after the Company has given the first notice provided for herein or sooner than ten (10) days after the Company has given notice of any material changes provided for herein; provided, however, that such periods may be shortened upon the written consent of the holders of Preferred Shares that are entitled to such notice rights or similar notice rights and that represent at least a majority of the voting power of the outstanding Preferred Shares.

(iv) In the event the requirements of subsection 2(c)(iii) are not complied with, the Company shall forthwith either:

(1) cause such closing to be postponed until such time as the requirements of subsection 2(c)(iii) have been complied with; or

(2) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Shares shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(c)(iii).

3. Conversion. The holders of Preferred Shares shall have conversion rights as follows (the **"Conversion Rights"**):

a. Right to Convert. Each Preferred Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Company or any transfer agent for such shares into such number of fully paid and nonassessable Ordinary Shares as is determined by dividing the Original Series A Issue Price of such share by



the Series A Conversion Price applicable to such share, determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Series A Conversion Price per share for the Series A Preferred shall be the Original Series A Issue Price; provided, however, that each such Conversion Price shall be subject to adjustment as set forth in subsections 3(d) and 3(g). (The Series A Conversion Price shall herein be referred to as the "**Conversion Price**").

b. Automatic Conversion. Each Preferred Share shall automatically be converted into Ordinary Shares at the Conversion Price at the time in effect for such Preferred Shares immediately upon the earlier of: (i) the closing of a public offering of Ordinary Shares of the Company, where the Company's pre-money valuation is at least twenty five million US Dollars (US $ 25,000,000), or (ii) the date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Shares.

c. Mechanics of Conversion. Before any holder of Preferred Shares shall be entitled to convert the same into Ordinary Shares, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or of any transfer agent for the Preferred Shares, and shall give written notice to the Company at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for Ordinary Shares are to be issued. The Company shall, as soon as practicable thereafter, issue and deliver to such holder of Preferred Shares, or to the nominee or nominees of such holder, a certificate or certificates for the number of Ordinary Shares to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the Preferred Shares to be converted, and the person or persons entitled to receive the Ordinary Shares issuable upon such conversion shall be treated for all purposes as the record holder or holders of such Ordinary Shares as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, or similar securities act, if in jurisdiction other than the U.S. (the "**Securities Act**"), the conversion, unless otherwise designated by the holder, will be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Ordinary Shares upon conversion of the Preferred Shares shall not be deemed to have converted such Preferred Shares until immediately prior to the closing of such sale of securities. All rights incident to the Preferred Shares (including but not limited to rights to any declared but unpaid dividends) will terminate automatically upon any conversion of such share to Ordinary Shares.


REGISTRAR OF INTERNATIONAL BUSINESS COMPANIES

d. Conversion Price Adjustments of Preferred Shares for Certain Splits, Dividends and Combinations. The Conversion Price of the Preferred Shares shall be subject to adjustment from time to time as follows:

(i) In the event the Company should at any time or from time to time after the date upon which any shares of Series A Preferred were first issued (the "Series A Original Issue Date") fix a record date for the effectuation of a split or subdivision of the outstanding Ordinary Shares or for the determination of the outstanding Ordinary Shares entitled to receive a dividend or other distribution payable in additional Ordinary Shares without payment of any consideration by such holder for the additional Ordinary Shares, then, as of such record date (or the date of such dividend, distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Shares shall be appropriately decreased so that the number of Ordinary Shares issuable on conversion of each share of such series shall be increased in proportion to such increase of the aggregate of Ordinary Shares outstanding.

(ii) If the number of Ordinary Shares outstanding at any time after the Series A Original Issue Date is decreased by a combination of the outstanding Ordinary Shares or reverse stock split, then, following the record date of such combination or reverse stock split, the Conversion Price for each series of the Preferred Shares shall be appropriately increased so that the number of Ordinary Shares issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

e. Other Distributions. In the event the Company shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by the Company or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 3(d)(i), then, in each such case for the purpose of this subsection 3(e), the holders of the Preferred Shares shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of Ordinary Shares of the Company into which their Preferred Shares are convertible as of the record date fixed for the determination of the holders of Ordinary Shares of the Company entitled to receive such distribution.

f. Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Ordinary Shares (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 3 or Section 2) provision shall be made so that the holders of the Preferred Shares shall thereafter be entitled to receive upon conversion of the Preferred Shares the number of shares of shares or other securities or property of the Company or otherwise, which a holder of Ordinary Shares deliverable upon conversion immediately prior



to such recapitalization would have been entitled to receive on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 3 with respect to the rights of the holders of the Preferred Shares after the recapitalization to the extent that the provisions of this Section 3 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Shares) shall be applicable after that event as nearly equivalently as may be practicable.

g. Adjustments to Conversion Price for Dilutive Issues.

(i) Special Definitions. For purposes of this Section 3(g), the following definitions shall apply:

(1) **'Options'** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Ordinary Shares or Convertible Securities (defined below).

(2) **'Convertible Securities'** shall mean any evidence of indebtedness, Preferred Shares (other than Series A Preferred), or other securities convertible into or exchangeable for Ordinary Shares or Preferred Shares.

(3) **'Additional Ordinary Shares**' shall mean all Ordinary Shares issued (or, pursuant to Section 3(g)(iii), deemed to be issued) by the Company after the Series A Original Issue Date, other than Ordinary Shares issued, issuable or, pursuant to Section 3(g)(iii) herein, deemed to be issued:

(A) upon conversion of the Preferred Shares;

(B) Ordinary Shares issued or held in reserve to be released to employees, directors and consultants of the Company or subsidiaries, in accordance with an employee share incentive plan approved by the Company's Board of Directors or by the compensation committee of the Board of Directors;

(C) as a dividend or distribution on Preferred Shares.


REGISTRAR OF INTERNATIONAL BUSINESS COMPANIES

(ii) Adjustment of Conversion Price Upon Issuance of Additional Ordinary Shares.

In the event that after the Original Issue Date, the Company shall issue Additional Ordinary Shares for a consideration per share less than the Conversion Price in effect on the date of and immediately prior to such issue, then and in such event such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) in accordance with the following formula:

Conversion Price = ((CS*CP) +(NAS*PSPP)) / (CS+NAS)

Where:

CS is the total number of Ordinary Shares outstanding on a fully diluted and as converted basis immediately prior to the issuance of such Additional Ordinary Shares;

CP is the Conversion Price in effect;

NAS is the number of Additional Ordinary Shares being issued;

PSPP is the per share purchase price paid for the Additional Ordinary Shares (or on a fully diluted and an as converted basis for shares that are convertible into Ordinary Shares).

(iii) No Adjustment of Conversion Price. No adjustment in the applicable Conversion Price shall be made in respect of the issuance of Additional Ordinary Shares unless the consideration per share (determined pursuant to Section 3(g)(v) hereof) for any Additional Share of Ordinary issued or deemed to be issued by the Company is less than the applicable Conversion Price in effect on the date of, and immediately prior to such issue.

(iv) Options and Convertible Securities. In the event that the Company at any time, or from time to time after the Series A Original Issue Date, shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Ordinary Shares issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Ordinary Shares issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided, however, that Additional Ordinary Shares shall not be deemed to have been issued unless the consideration per share (determined



pursuant to Section 3(g)(v) hereof) of such Additional Ordinary Shares would be less than the applicable Conversion Price in effect on the date of and immediately prior to such issue, or such record date, as the case may be, and provided further that in any such case in which Additional Ordinary Shares are deemed to be issued:

(1) no further adjustment in the applicable Conversion Price shall be made upon the subsequent issue of Convertible Securities or Ordinary Shares upon the exercise of such Options or conversion or exchange of such Convertible Securities, in each case, pursuant to their respective terms;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any increase in the consideration payable to the Company, or decrease in the number of Ordinary Shares issuable, upon the exercise, conversion or exchange thereof, the applicable Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(3) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the applicable Conversion Price computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto), and any subsequent adjustments based thereon, shall, upon such expiration, be recomputed as if:

(A) in the case of Convertible Securities or Options for Ordinary Shares, the only Additional Ordinary Shares issued were Ordinary Shares, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration actually received by the Company upon such exercise, or for the issue of all such Convertible Securities which were actually


COMPANIES

converted or exchanged, plus the additional consideration, if any, actually received by the Company upon such conversion or exchange, and

(B) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Company for the Additional Ordinary Shares deemed to have been then issued was the consideration actually received by the Company for the issue of all such Options, whether or not exercised, plus the consideration deemed to have been received by the Company upon the issue of the Convertible Securities with respect to which such Options were actually exercised;

(4) no readjustment pursuant to clauses (2) or (3) above shall have the effect of increasing the applicable Conversion Price to an amount which exceeds the lower of (i) the applicable Conversion Price on the original adjustment date, or (ii) the applicable Conversion Price that would have resulted from other issuances of Additional Ordinary Shares between the Series A Original Issue Date and such readjustment date; and

(v) Determination of Consideration. For purposes of this Section 3(g), the consideration received by the Company for the issue of any Additional Ordinary Shares shall be computed as follows:

(1) Cash and Property. Such consideration shall:

(A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company excluding amounts paid or payable for accrued interest or accrued dividends;

(B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(C) in the event Additional Ordinary Shares are issued together with other shares or securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

(2) Options and Convertible Securities. The consideration per share received by the Company for Additional Ordinary Shares deemed to have been issued pursuant to Section 3(g)(iii)(1), relating to Options and Convertible Securities, shall be determined by dividing (x) the total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities (in each case as set forth in the instrument relating thereto, without regard to any provision contained therein for any subsequent adjustment of such consideration), by (y) the maximum number of Ordinary Shares issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, as determined in Section 3(g)(iii) hereof.

h. No Impairment. The Company will not, by amendment of its Memorandum of Association or through any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but will at all times in good faith assist in the carrying out of all the provisions of this Section 5 and in the taking of all such action as may be necessary or appropriate in order to protect the Conversion Rights of the holders of the Preferred Shares against impairment.


BUSINESS COMPANIES

i. No Fractional Shares and Certificate as to Adjustment.

(i) No fractional shares shall be issued upon the conversion of any share or the Preferred Shares, and the number of Ordinary Shares to be issued shall be rounded to the nearest whole share. Whether or not fractional shares are issuable upon such conversion shall be determined on the basis of the total number of the Preferred Shares the holder is at the time converting into

Ordinary Shares and the number of Ordinary Shares issuable upon such aggregate conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Shares pursuant to this Section 3, the Company, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of such Preferred Shares a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the reasonable written request at any time of any holder of Preferred Shares, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for the Preferred Shares at the time in effect, and (C) the number of Ordinary Shares and the amount, if any, of other property which at the time would be received upon the conversion of a Preferred Share held by such holder.

j. Notices of Record Date. In the event of any taking by the Company of a record date for determining the holders of any class of securities who are entitled to receive any dividend (other than a cash dividend) or other distribution, any right to subscribe for, purchase or otherwise acquire any shares of shares of any class or any other securities or property, or to receive any other right, the Company shall mail to each holder of Preferred Shares, at least ten (10) days prior to the record date specified therein, a notice specifying the record date for the purpose of such dividend, distribution or right, and the amount and character of such dividend, distribution or right.

k. Reservation of Shares Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued Ordinary Shares, solely for the purpose of effecting the conversion of the outstanding Preferred Shares, such number of its Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Shares; and if at any time the number of authorized but unissued Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Preferred Shares, in addition to such other remedies as shall be available to the holder of such Preferred Shares, the Company shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Ordinary Shares to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite Board of Directors and shareholder approval of any necessary amendment to this Amended and Restated Memorandum of Association.



l. Notices. Any notice required by the provisions of this Section 3 to be given to the holders of Preferred Shares shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Company.

4. Voting Rights.

a. General Voting Rights. Each holder of Preferred Shares shall be entitled to a number of votes equal to the number of Ordinary Shares into which the Preferred Shares held by such holder are then convertible, shall have voting rights and powers equal to the voting rights and powers of the holders of Ordinary Shares (except as required by law), shall be entitled to notice of any shareholders meeting in accordance with the Articles of Association of the Company, and shall vote together as a single class with holders of Ordinary Shares and Preferred Shares on all matters except as required by law. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into Preferred Shares held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

b. Election of Directors. All directors shall be elected at large, unless otherwise agreed among the Parties to an Investors' Rights Agreement dated February 9, 2004.

5. Protective Provisions. For as long as at least 10% of the Preferred Shares remain outstanding, the Company shall not, without first obtaining the affirmative vote or written consent of the holders of not less than a majority of the then outstanding shares of Preferred Shares, voting together as a class (with respect to any resolutions and actions taken by the shareholders of the Company) or the directors appointed by the holders of the Preferred Shares (with respect to any resolutions and actions taken by the board of directors of the Company):

(i) Amend or change any of the rights, preferences, privileges or powers of, or the restrictions provided for the benefit of the Series A Preferred;

(ii) Take any action that authorizes, creates or issues shares of any class of shares having preferences superior to or on a parity with the Series A Preferred;

(iii) Take any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on a parity with the preferences of the Series A Preferred;

(iv) Amend the Company's Memorandum of Association or the Company's Articles of Association in a way that adversely affects the rights of the Series A Preferred;


BUSINESS COMPANIES

(v) Merge or consolidate the Company with or into one or more other corporations in which the shareholders of the Company immediately prior to such merger or consolidation hold, immediately after such merger or consolidation, shares representing less than a majority of the voting power of the outstanding shares of the surviving corporation;

(vi) Sell all or substantially all of the Company's assets;

(vii) Take any action to liquidate or dissolve the Company;

(viii) Declare of or pay dividend on Ordinary Shares if such dividend impairs the economic rights of the Preferred Shares (other than a dividend payable solely in Ordinary Shares);

(ix) Conduct activities outside the field of financial products to the art industry.

6. Status of Converted Preferred Shares. In the event any Preferred Shares are converted pursuant to Clause VIII, section 3, the shares so converted shall be canceled and shall not thereafter be issuable by the Company. In such event, the Amended and Restated Memorandum of Association of the Company shall be appropriately amended to effect the corresponding reduction in the Company's authorized capital shares.

CLAUSE IX

ORDINARY SHARES

1. Dividend Rights. Subject to the prior rights of holders of all classes of shares at the time outstanding having prior rights as to dividends as provided in Section 1 of Article VIII hereof, the holders of the Ordinary Shares shall be entitled to receive, when and as declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation shall be distributed as provided in Section 2 of Article VIII hereof.

3. Redemption. The Ordinary Shares are not redeemable.

4. Voting Rights. Each holder of Ordinary Shares shall be entitled to one (1) vote for each share of Ordinary Shares held, shall be entitled to notice of any shareholders meeting in accordance with the Articles of Association of the Company, and shall be entitled to vote upon such matters and in such manner as is otherwise provided herein or as may be provided by law.

5. Protective Provisions. For as long as (a) the Ordinary Shares held by MTS Investments Inc. and (b) the Ordinary Shares held by Dan Galai and Rivka Perry (calculated together), constitute at least 8% of the outstanding and issued share capital of the Company on an as converted and fully diluted basis, the Company shall not take any of the following actions if such action has not been approved in advance in writing by each of MTS Investments Inc. and at least one of Dan Galali and Rivka Perry:

(i) Any transaction between the Company and any "Interested Party" (meaning existing member (either directly or indirectly), serving director, or serving chief executive officer of the Company, including, without limitation, any agreement with or any change in an agreement between the Company and an existing member, or any change in the salary or employment terms of a director of the Company (including in his capacity as an officer) or the chief executive officer of the Company, or entering into any other type of transaction with a serving director, serving chief executive officer or existing member of the Company;

(ii) A material change in the Company's business (it being acknowledged and agreed that any merger, consolidation or other business combination in which the Company is sold in its entirety shall not be deemed to be a material change in the Company's business, and no approval in advance shall be required with respect thereto, so long as the consideration paid by the acquirer per Ordinary Share does not discriminate between the holders of Ordinary Shares);

(iii) Investments and/or incurrence of liabilities and/or activities outside the field of financial products to the art industry;

(iv) Amending the rights attached to the Ordinary Shares in a manner which affects them adversely; provided that this section 5 shall not apply if (i) such amendment is made in connection with a transaction in which funds are raised by the Company in consideration for the issuance of securities or rights to acquire securities, and (ii) such amendment applies to the Ordinary Shares as a group or applies similarly both to MTS Investments Inc. and to Dana Galai and Rivka Perry (collectively) (including their respective Permitted Transferees, as such term is defined in the Articles of Association);

CLAUSE X

Except as otherwise provided in this Memorandum of Association, the Board of Directors may make, repeal, alter, amend or rescind any or all of the Articles of Association of the Company.

CLAUSE XI

The Company may amend, alter, change or repeal any provision contained in this Memorandum of Association, in the manner now or hereafter prescribed by law. All rights conferred on shareholders herein are granted subject to this reservation.


REGISTRAR OF INTERNATIONAL BUSINESS COMPANIES

SUBSCRIBER'S NAME, ADDRESS AND DESCRIPTION

Name: QUIJANO & ASSOCIATES (BVI) LIMITED

Address:

P.O. Box 3159,
Road Town, Tortola,
British Virgin Islands.

We, Quijano & Associates (BVI) Limited, being a licensed trust company, for the purposes of incorporating an international business company under The International Business Companies Act (CAP. 291) and the laws of the Territory of the British Virgin Islands, hereby subscribe our name to these Articles of Association.

FOR AND ON BEHALF OF
QUIJANO & ASSOCIATES (BVI) LIMITED



Authorized Signatory
Carla Todman

Date: 18th February, 2003

In the presence of:



Kasmah DaBreo


REGISTRAR OF INTERNATIONAL BUSINESS COMPANIES

AMENDED AND RESTATED
ARTICLES OF ASSOCIATION
OF

MUTUAL ART INC.
(the "Company")

UNDER THE INTERNATIONAL BUSINESS COMPANIES ACT
(CAP. 291)
OF THE LAWS OF THE TERRITORY OF THE BRITISH VIRGIN ISLANDS

1. These Articles of Association contain the regulations governing the Company. Reference to "the Act" in these Articles shall mean the International Business Companies Act (CAP. 291) (as amended) of the Laws of the Territory of the British Virgin Islands, together with any modifications and extensions thereof. Words and expressions defined in the Act shall have the same meaning in these Articles and, unless the context otherwise requires, the singular shall include the plural and vice-versa, the masculine shall include the feminine and neuter, and references to "persons" shall include corporations and all legal entities capable of having a legal existence.

DEFINITIONS

"Control"- shall mean for the purpose of the definition of "Permitted Transferees", the ability to cast at least 50.1% of the total votes in the General Meetings or the General Assembly or other applicable governing body and, if applicable, the ability to appoint at least 50.1% of the members of the Board of Directors or other similar managing body.

"Dan" - shall mean Dan Galai, an Israeli citzencitizen holder of Israeli i.d. no. 07537665, holding Ordinary Shares of the Company.

"Field of Activity" -shall mean field of financial products for the art industry.

"Founders Agreement" -shall mean an agreement between the Founders dated January 1st 2003.

"Founders" -shall mean Riki, Dan and MTS (collectively or severally).

"Investors" - shall mean the holders of the Company's Series A Preferred Shares as described in Exhibit A of the Investors' Rights Agreement dated February 9, 2004. MTS Investments Inc., Dan Galai and Rivka Perry, each, is regarded as an "Investor" with respect to the Preferred A Shares held by each it.

"MTS" - shall mean MTS Investments Inc., a company duly organized under the laws of the British Virgin Islands, holding Ordinary Shares of the Company.

"Ordinary Shares" - shall mean ordinary shares of the Company, par value US$0.01 each.

"Permitted Transferees" – shall mean a corporation or other entity controlling, controlled by, or under common control with, such Founder (or with respect to Sigma Group Parties, both and/or any of them), (ii) a member of the immediate family of any Founder or of any individual Controlling such Founder, (iii) any trust for the benefit of any Founder or of any individual Controlling such Founder and/or its or such individual's immediate family member, and/or (iv) transfer by and between Sigma Group Party members, provided that in the event of a transfer to an entity, at all times the transferring entity or its shareholders shall remain in control of, controlled by or under common control with, the Permitted Transferee, for so long as it continues to hold the shares in the Company .

"Riki" - shall mean Rivka Perry, an Israeli citzencitizen holder of Israeli i.d. no. 003761277, holding Ordinary Shares of the Company.

"Series A Preferred Shares" – shall mean shares of Series A Preferred Shares of the Company, par value US$0.01 each.

"Sigma Group Party" – shall mean each of Riki or Dan.

"Sigma Group" – shall mean Riki and Dan.

SHARES

2. The directors of the Company shall, at their discretion, determine the number of shares to be issued.

3. Certificates of shares must be signed by two directors or two officers, or by one director and one officer, but they may be issued under the common seal of the Company with or without the signature of any director or officer.

4. Whenever a share certificate belonging to a member is lost or torn or misplaced or defaced or destroyed, the said member may request that a new share certificate be issued to him in order to replace the old one upon submission of satisfactory evidence that the certificate originally in the said member's possession has been lost or torn or misplaced or defaced or destroyed, together with such indemnity provisions as the directors may reasonably require. The member to whom a new share certificate is issued in these circumstances shall indemnify and hold the company and its directors harmless should any liability arise from any wrongful or fraudulent use or representations made by any person in possession of such share certificate.

TRANSFER OF SHARES

5. The transfer of registered shares in the Company takes place by means of a written instrument signed by the transferor and indicating the name and address of the transferee. The Directors may accept different manners and forms of transfer subject to such evidence as they consider appropriate. In the case of bearer shares, the transfer shall take place by delivery of the share certificate.

6. Registered shares may be exchanged for shares issued to bearer upon decision of the Member's meeting. In such cases, the directors shall cancel the certificate evidencing the registered shares together with the respective entry in the share register, and issue in its stead a certificate evidencing shares issued to bearer with and subject to such evidence of intent as the directors may consider appropriate.

7. Shares issued to bearer may be exchanged for registered shares upon request by the holder thereof. In such cases, the directors shall cancel the certificate evidencing the shares issued to bearer, and issue in its stead a certificate evidencing the registered shares. The directors shall also enter the name and address of the holder in the share register, with and subject to such evidence of intent as the directors may consider appropriate.

8. RIGHT OF FIRST REFUSAL

8.1 General. A member of the Company shall not be permitted to make any Transfer (as hereinafter defined) of its Ordinary Shares or securities convertible into Ordinary Shares in the Company, except as set forth below.

For the purposes of this Article 8, the term "Transfer" shall mean any sale, assignment, transfer, hypothecation or other encumbrance or disposition of Ordinary Shares or shares converted into Ordinary Shares in any way.

8.2 Sale Notice. A member desirous in good faith of making a Transfer of the Ordinary Shares or shares converted into Ordinary Shares held by it to others, in whole or in part (hereinafter the "Transferor") shall be obligated to offer them first to such Investors, holding at least two percent (2%) of the share capital of the Company on an as converted, fully diluted basis and to such entity or individuals of the Founders holding at least two percent (2%) of the share capital of the Company on an as converted, fully diluted basis (hereinafter the "Holder(s) of Right of First Refusal"), by giving notice in writing to such Holder(s) of Right of First Refusal (hereinafter "Sale Notice"). Notwithstanding the above, if the Transferor is a Founder, it shall be obligated to offer the shares to the other Founders first, in accordance with the provisions of this Article 8, and the remaining of the shares not purchased by the other Founders in accordance with the provisions of this Article 8, if any, – to such Investors, holding at least two percent (2%) of the share capital of the Company on an as converted, fully diluted basis pursuant to the provisions of this Article 8.

8.3 Particulars of Sale Notice. In the Sale Notice, the Transferor shall include the number of shares it wishes to transfer (hereinafter the "Offered Shares"), the price forming the consideration for the Offered Shares, and the name of the transferee.

8.4 Notice Irrevocable. The Sale Notice shall be irrevocable unless all of the Holders of Right of First Refusal agree otherwise.

8.5 Purchase Notice. Each of the Holders of Right of First Refusal may inform the Transferor in writing within 14 business days from the date of receipt of the Sale Notice as to its intention to purchase that number of Offered Shares, in whole or in part, which is the result of the multiplication of the Offered Shares by a fraction: (a) the numerator of which is the number of Ordinary Shares and Preferred Shares (on an as-converted basis) of the Company held by such Holder of Right of First Refusal, and (b) the denominator of which is the total number of Ordinary Shares and Preferred Shares (on an as-converted basis, fully diluted basis) held by the Holders of Right of First Refusal (hereinafter the "Pro-Rata Portion" or the "Holders' Offered Shares"), the purchase of which shall be at the purchase price and payment condition as provided for in the Sale Notice (hereinafter the "Purchase Notice"). For the purposes of this Article 8, a Holder of Right of First Refusal who has submitted a Purchase Notice shall be referred to hereinafter as "Buyer".

8.6 Over Allotment. Each Holder of Right of First Refusal shall also have the right of over-allotment such that if any of the Holders of Right of First Refusal fails to exercise its right to purchase its Holders' Offered Shares, each Buyer may purchase its Pro-Rata Portion of the Offered Shares allocable to the non-purchasing holder. In the event that any Holder of Right of First Refusal shall have failed to exercise its right hereunder by the expiration of the time specified, then, on the expiration of such time, the Transferor shall give each Buyer a written notice stating the amount of shares with respect to which no Purchase Notice was submitted. Each Buyer shall then have five (5) business days from the delivery of such notice to exercise its right of over-allotment.
Sale to Stockholders. If there have been received Purchase Notices for a total number of shares equal to the number of Offered Shares, every Buyer shall buy the number of shares as mentioned in the Purchase Notice it has submitted.

8.7 Sale to Third Party. If by the end of the period referred to in subsections 8,5 and 8.6 no Purchase Notices have been received by the Transferor or it has received Purchase Notices with respect to a total number of shares less than the number of Offered Shares, no Buyer shall be entitled to purchase any of the Offered Shares pursuant to its Purchase Notice and the Transferor may, within 14 business days from the expiration of the time for submission of the Purchase Notices sell the Offered Shares to the identified transferee, at a price not less than the price mentioned in the Sale Notice and upon all other conditions not less favorable to the Transferor than those provided for in the Sale Notice.

8.8 Re-offer. If the Transferor shall not transfer the Offered Shares as aforesaid, within the period of time specified in subsection 8.7, it shall be obligated, before selling the Offered Shares to another, to offer them again to the Holders of Right of First Refusal in accordance with the aforementioned procedure, and such procedure shall apply to any proposed Transfer.

8.9 Permitted Transferees. Notwithstanding the above, the members of the Company shall be entitled to transfer their shares to "Permitted Transferees" without regard to the provisions of this Article 8. For the purposes of this Article 8, "Permitted Transferee" shall mean any one of the following: (a) a person or entity that controls or is controlled by or is under common control with the respective member. The term "control" means the possession, directly or indirectly, of at least 50.1% of the voting power or the right to appoint at least 50.1% of the members of the Board of Directors or the right to receive at least 50.1% of the distributed profits; (b) the holdings of affiliated partnerships and other entities, constituent or retired partners, constituent limited partners or members (collectively, "Affiliated Persons"), in the event that the transferring member is a corporation or other entity, provided the transferee shall furnish to the Company and the Investors a written agreement to be bound by and comply with all provisions of this Article 8; (c) the holdings of spouses and ancestors, lineal descendants and siblings who acquire the shares by gift, will or in testate succession of such transferring member or trust for the benefit thereof, in the event that the transferring member is an individual; (d) Dan Galai and Rivka Perry, among themselves; (e) Ron Zuckerman and Gary Fuhrman, among themselves; or (f) with respect to Z.A.G. Trust Co. Ltd., any of the beneficial owners of those shares in the Company owned by Z.A.G. Trust Co. Ltd.

8.10 The right of first refusal granted pursuant to this Article 8 shall expire upon the earlier of the closing of a public offering of shares of Ordinary Shares of the Company, where the Company's pre-money valuation is twenty five million dollars (US$25,000,000) or more or a merger, acquisition or consolidation of the Company (other than a merger or consolidation in which the Company is the surviving or continuing corporation).

9. RIGHT OF FIRST OFFER

Subject to the terms and conditions specified in this Article 8, the Company hereby grants to such Investors holding at least Two Percent (2%) of the share capital of the Company on an as-converted, fully diluted basis and to such entity or individuals of the Founders holding at least Two Percent (2%) of the share capital of the Company on an as-converted, fully diluted basis (the "Preemptive Holder(s)"), a right of first offer with respect to future sales by the Company of its Securities (as hereinafter defined), other than in a transaction registered under the Securities Act, or a merger or acquisition.

9.1 General. Each time the Company proposes to offer any Ordinary Shares of, or securities convertible into or exercisable for any Ordinary Shares of its capital Shares ("Securities"), the Company shall first make an offering of such Securities to the Preemptive Holders in accordance with the following provisions:

9.1.1 The Company shall deliver a notice by certified mail (the "Offer Notice") to such holders stating (i) its bona fide intention to offer such Securities, (ii) the number of such Securities to be offered, and (iii) the price and terms, if any, upon which it proposes to offer such Securities.

9.1.2 Within ten (10) business days after giving of the Offer Notice, the Preemptive Holder may elect to purchase or obtain, at the price and on the terms specified in the Offer Notice, up to such Preemptive Holder's Pro Rata Portion of such Securities. If a Preemptive Holder elects not to exercise its right to purchase such Securities (the

"Unpurchased Securities") the Preemptive Holders exercising their right will have an over allotment right over the Unpurchased Securities according to their Pro-Rata Portion.

9.1.3 If all Securities referred to in the Offer Notice which Preemptive Holders are entitled to obtain pursuant to Article 9.1.2 are not obtained as provided in Article 9.1.2 hereof, the Company may, during the ninety (90)-day period following the expiration of the period provided in Article 9.1.2 hereof, offer the remaining unsubscribed portion of such Securities to any person or persons at a price not less than; and upon terms no more favorable to the offeree than those specified in the Offer Notice. If the Company does not enter into an agreement for the sale of the Securities within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Securities shall not be offered unless first re-offered to the Preemptive Holders in accordance herewith.

9.2 Exceptions. The right of first offer in this Article 9 shall not be applicable to (i) the issuance of any Ordinary Shares of, or securities convertible into or exercisable for Ordinary Share approved by the Company's Board of Directors to officers, directors, employees or consultants of the Company in accordance with an employee share incentive plan approved by the Company's Board of Directors or by the compensation committee of the Board of Directors., (ii) the issuance of securities in connection with any stock split, stock dividend or re-capitalization by the Company, or (iii) to the issuance or sale of any shares of or securities convertible into or exercisable for any shares of, any class of capital stock of the Company as a result of the exercise of the Warrants.

9.3 Expiration. The right of first offer granted pursuant to this Article 9 shall expire upon the earlier of the closing of a public offering of shares of Ordinary Shares of the Company, where the Company' s pre-money valuation is twenty five million dollars (US $ 25,000,000) or more or a merger, acquisition or consolidation of the Company (other than a merger or consolidation in which the Company is the surviving or continuing corporation).

10. BRING ALONG RIGHTS

10.1 Notwithstanding the rights set forth in Article 8 hereof, each member agrees that, in the event that holders owning at least seventy five percent (75%) of the total number of shares of issued capital of the Company (Preferred Shares and Ordinary Shares) (the "Proposing Shareholders") shall have approved in writing a transaction or series of related transactions with any person or persons regarding a sale of all shares of Company shares held by such Proposing Shareholders, or the merger or consolidation or other re-capitalization of the Company with another entity, or the sale of assets of the Company to another entity, or the liquidation or dissolution of the Company, such Proposing Shareholders shall be entitled, at their option, to require each other shareholder to include all of its shares in such transfer or to approve (by vote or written consent) such merger, consolidation, re-capitalization, sale of assets, liquidation or dissolution, by providing each such other shareholder with a notice (the "Bring-Along Notice"), at least thirty (30) days prior to the consummation of or vote for the proposed transaction, setting forth in reasonable detail the material terms and conditions of the proposed transaction and if applicable the price per share at which such other shareholders shall be required to sell their shares (which price shall be equal to the price at which such Proposing Shareholders have agreed to sell their shares). (Such entitlement shall be referred to herein as the "Bring-Along Rights".) Upon receipt of the Bring-Along Notice, each such other shareholder shall be obligated to sell all its shares in connection with such proposed transaction.

10.2 At the closing of the proposed transaction (which date, place and time shall be designated by the Proposing Shareholders and provided to each other shareholder in writing at least five (5) business days prior thereto), each such other member shall (if required by the Proposing Shareholders or the Company) deliver certificates evidencing all its shares, duly endorsed, or accompanied by written instruments of transfer in form satisfactory to the proposed purchaser, duly executed, by such Holder, free and clear of any liens, against delivery of the purchase price therefor.

10.3 The Bring Along Rights granted pursuant to this Article 10 shall expire upon the earlier of the closing of a public offering of shares of Ordinary Shares of the Company, where the Company's pre-money valuation is twenty five million dollars (US $ 25,000,000) or more or a merger, acquisition or consolidation of the Company (other than a merger or consolidation in which the Company is the surviving or continuing corporation).

10.4 Notwithstanding the foregoing, in the event any such proposed transaction (as described in Section 10.1 above) reflects valuation of the Company of less than US$6,000,000, such proposed transaction shall additionally require the consent of 75% of the Preferred Shares.

TAG ALONG

11. Subject to any rights of first refusal or other restrictions on the transfer of shares by the Founders, if any of the Founders (including for purposes of this Article 11 any Permitted Transferee to which such Founder may transfer the Company's shares) (the "**Selling Shareholder**") receives a bona fide offer from a third party, which is not a Permitted Transferee, to acquire any of its Ordinary Shares in the Company (the "**Purchase Offer**"), the Selling Shareholder shall inform the Offered Shareholders (as defined below) of the Purchase Offer and shall allow them to participate, pro rata to their shareholdings (and, with respect to the Sigma Group Parties, not less than 50% of such pro rata) in the Company (subject to clause (ii) of Article 13 below), in the said Purchase Offer according to the same terms and conditions offered to it. For purposes of this Article, the term "**Offered Shareholders**" shall mean: (i) in the event that the Selling Shareholder is MTS, each of the Sigma Group Parties and/or their Permitted Transferees; and (ii) in the event that the Selling Shareholder is any Sigma Group Party, only MTS and/or its Permitted Transferees.

12. If the Offered Shareholders decline the Purchase Offer or not respond to the Purchase Offer during a 7-day period after the material terms of the Purchase Offer were submitted to them, the Selling Shareholder shall have the right to sell its shares to the third party purchaser. Any such sale to the third party purchaser shall be at the same or lower price as stipulated in the Purchase Offer. Any shares not sold within 45 days from the date of the Purchase Offer shall

continue to be subject to the requirements of Articles 11 – 15 and any rights of first refusal or other restrictions on the transfer of shares by the Founders.

13. If any of the Offered Shareholders wishes to participate in the said Purchase Offer and so notifies the Selling Shareholder in writing within the aforementioned 7 day period, the participating Shareholders shall sell their shares in the Company according to the terms and conditions agreed, as follows: (i) in the event that the Selling Shareholder is MTS, each Sigma Group Party and/or their Permitted Transferees participating in the sale shall sell such number of shares, of the total shares being sold, as notified in writing by such participating party, up to its pro rata portion of shareholdings in the Company; and (ii) in the event that the Selling Shareholder(s) is or are any Sigma Group Party, MTS and/or its Permitted Transferees participating in the sale shall sell such number of shares as notified in writing by such participating party, up to a ratio of one share for each share being sold by the Sigma Group Party or Parties (allocated among MTS and/or any such Permitted Transferee pro rata to their shareholdings in the Company).

14. Notwithstanding the above, it is further agreed, that in the event MTS and/or its Permitted Transferees shall receive an offer to sell shares to a third party and as a result of such sale the purchaser, alone or acting collectively with others, will obtain Control of the Company, the Sigma Group Parties (including Permitted Transferees) shall have the right to participate in such sale pursuant to the provisions of the preceding paragraphs up to a ratio (collectively) of one share for each share being sold by MTS (allocated among the Sigma Group Parties and/or any such Permitted Transferees pro rata to their shareholdings in the Company).

15. A Selling Shareholder may provide the Offered Shareholders with the terms of the Purchase Offer at the same time as providing the Offer in connection with any right of first refusal under any agreement of the Company or other restrictions on the transfer of shares by the Founders; in such event, the 7 day periods referred to in Article 9 and in Articles 11 - 15 shall run in parallel.

TRANSMISSION OF SHARES

16. When the sole holder of a registered share is deceased, incompetent or bankrupt, the personal representatives, guardian or trustee of the said member shall be the only persons recognized by the Company as having any title to the share. In the case of a share registered in the names of two (2) or more holders, the survivor or survivors, and the personal representatives, guardian or trustee of the deceased, incompetent or bankrupt, shall be the only persons recognized by the Company as having any title to the share but they shall not be entitled to exercise any rights as members of the Company until they have complied with the provisions contained in the following two Clauses.

17. Whenever, by operation of the law or otherwise, a person becomes entitled to a share or shares in consequence of the death or the incompetence or the bankruptcy of any member, the said person shall also be entitled either to be registered as a member after providing such evidence as the directors may reasonably require, or to submit a request in writing to the effect that some other person to be named by him be registered as the transferee of the share or shares,

instead of having the registration as member made in his own name. Any such person's application for registration as a member shall, for all purposes, be deemed to be a transfer of shares of the deceased, incompetent or bankrupt member, as the case may be, and the directors shall treat it as such.

ACQUISITION BY THE COMPANY OF SHARES IN ITS OWN CAPITAL

18. Subject to any applicable provisions of the Act and to section 3 of Clause VII and section 3 of Article IX of the Amended and Restated Memorandum of Association and with the consent of the member or members who own them, and acting on behalf of the Company, the directors may purchase, redeem or otherwise acquire any shares in the Company but only out of surplus or in exchange for newly issued shares of equal value, and the Company may either cancel the shares so acquired or hold them as Treasury shares. The directors may dispose of any shares held as Treasury shares on such terms and conditions as they may from time to time determine. Newly issued shares in the Company may be used in payment for shares to be purchased or otherwise acquired.

ALTERATION IN AUTHORISED CAPITAL

19. On such terms as may be contained in a resolution of directors or in a resolution of members passed for the purpose of increasing the Company's authorised capital and subject to Clause VIII, subsection 5 to the Amended and Restated Memorandum of Association, increased capital may be divided into shares of the amounts indicated in the respective resolution, and these latter shares shall be entitled to those rights and privileges (if any) which the directors may deem expedient.

20. All capital raised by the newly created shares shall be deemed to be part of the original capital, and shall be subject to any provisions which would have been applicable to it if it had been a part of the original capital.

21. By means of a resolution of directors or in a resolution of members and subject to Clause VIII, section 5 of the Amended and Restated Memorandum of Association, the directors shall have the power to:

21.1 consolidate and divide all of its share capital or any part of it into shares of an amount larger than that of the originally existing shares;

21.2 sub-divide the shares in the Company or any of them into shares of an amount smaller than that which was fixed by the Memorandum of Association, and the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares, as compared with the other shares, may have those preferred or other special rights or may have those qualified or deferred rights or may be subject to those restrictions which the Company may attach to unissued or new shares according to its powers;

21.3 subject to the confirmations or consents which the law may require, reduce the authorized and issued share capital of the Company or any capital redemption reserve fund or any share premium account in any manner.

22. Any dispute arising in regard to consolidations and divisions under Clause 21 may be settled by the directors or the members in any manner which they deem to be expedient.

MEETINGS OF MEMBERS

23. The directors shall convene a meeting of the members upon the written request of members holding 10 percent of the votes of the outstanding voting shares in the Company.

24. At least ten days' notice shall be given to the persons who, on the date when the notice is given, appear as members with their names in the share register of the Company, and also to the recorded agents or attorneys of the holders of bearer shares. The notice shall specify place, date and hour of the meeting, as well as the general nature of the business to be conducted in the manner hereinafter indicated. No such meeting shall be valid if the notice requirement is not complied with, unless notice of the meeting is waived by all of the members and/or holders of bearer shares having a right to attend and to vote at the meeting.

PROCEEDINGS AT MEETINGS OF MEMBERS

25. The holders of a majority of the shares of the Company share capital issued and outstanding and entitled to vote thereat, present in person or represented by proxy, such majority must include MTS or Sigma Group, shall constitute a quorum at any meeting of members for the transaction of business, except as otherwise provided by statute or by the Memorandum of Association. Notwithstanding the other provisions of the Memorandum of Association or these Articles of Association, the holders of a majority of the shares of the Company's share capital entitled to vote thereat, present in person or represented by proxy, whether or not a quorum is present, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, such quorum at the adjourned meeting may not include MTS or Sigma Group, any business may be transacted which might have been transacted at the meeting as originally notified.

26. The notice whereby a meeting is convened may specify that it shall be dissolved if a quorum is not obtained within a given period of time from the appointed hour.

27. Members present at a meeting shall choose a Chairman from their number. If the members are unable to choose a Chairman for any reason, then the person who represents the greatest number of voting shares present at the meeting shall take the Chair.

28. The Chairman may, with the consent of the meeting, adjourn any meeting from a given time to another time, and from one place to another. At no adjourned meeting shall any business be transacted other than the business left unfinished at the meeting from which the adjournment took place.

29. Resolutions put to the vote of a meeting shall be decided on the basis of votes cast in person or by proxy.

30. [Reserved]

31. [Reserved]

VOTES OF MEMBERS

32. Every holder of a voting share present in person or by proxy at any meeting of members shall have one vote for every voting share of which he is the holder whether on a show of hands or on a poll. For this purpose a person (not being himself a member) who is present as the representative of a corporation shall be treated as if he is a member present in person.

33. Except as required by applicable law or by the Company's Memorandum of Association or these Articles of Association, as amended from time to time, all matters voted upon at the general assembly of the members of the Company, whether by show of hands or by way of a poll, shall be approved by the holders of the majority of the issued and outstanding share capital of the Company present and voting at such meeting in person or by proxy.

34. A resolution in writing signed by all the s of the Company entitled to attend and vote at the general assembly of the Company or to which all said members have given their written consent or their oral consent (provided that a written summary thereof has been approved and signed by the chairman of the Board of Directors), shall be deemed to have been unanimously adopted by a meeting duly convened and held, and may consist of several documents in like form each signed by one or more members.

35. If a committee is appointed for a member of unsound mind, the committee may vote for that member.

36. If two (2) or more persons are joint holders of a registered share or shares and if more than one of them is to vote in person or by proxy in any meeting of members or in accordance with the terms of Article 32, only the vote of that joint holder whose name appears first in the share register shall be counted.

37. Votes may be cast either in person or by proxy.

38. Any proxy shall produce the instrument of his appointment before the time for holding the meeting where the person appointed as proxy in such instrument proposes to vote, and at the place appointed for such meeting.

39. The instrument of appointment of a proxy shall have a form acceptable to the Chairman of the meeting as proper evidence of the wish of the member to appoint the proxy.

40. The instrument of appointment of a proxy shall be in writing and signed by the principal unless the principal is a corporation or other form of legal entity other than one or more individuals holding shares as joint owners in which case the said instrument shall be in writing and signed by an individual duly authorized to that effect by such corporation or legal entity. The Chairman of any meeting where a vote is cast by a proxy so authorized may call for a certified copy of such authority which shall be produced within ten (10) days of being so requested, and the said certified copy shall be duly attested to by a notary, otherwise the vote or votes cast by the proxy shall be disregarded. In the case of a proxy being given by the holder of a share issued to bearer, it shall be sufficient for the principal to identify himself by writing the identifying number of the certificate evidencing said bearer share.

VOTING TRUSTS

41. By written agreement, one or more members may deposit bearer shares with any person authorized to act as trustee, for the purpose of vesting the voting rights of the member or the members in such person, who may be designated voting trustee, the right to vote thereon. Registered shares may be transferred in the same manner and for the same purposes, and in both cases the following provisions shall apply:

41.1 the period of time for which the trust may vote shall not exceed ten (10) years;

41.2 subject to subsection 41.1, the agreement may contain any other provisions if they are not inconsistent with the purpose of the agreement;

41.3 a copy of the agreement shall be filed at the registered office of the Company, and it shall be open for inspection by members;

(i) in the case of any beneficiary of the trust under the agreement, daily during business hours, and;

(ii) in the case of members, subject to the provisions of Article 67 of the Act governing inspections by members of the books and records of the Company;

41.4 a share certificate issued for a registered share or shares that are to be transferred to a trustee pursuant to this Article shall be replaced by a new certificate representing the share or shares so transferred. The new certificate shall be issued to the voting trustee, and the certificate formerly representing the share or shares that have been transferred shall be surrendered and cancelled;

41.5 if an endorsement is made on a share certificate that has been issued to a voting trustee, stating that the shares represented thereby in the case of registered shares, or represented by the certificates in the case of bearer shares, are held by the person named therein pursuant to a written agreement;

41.6 the fact that such an agreement exists shall be noted in the share register against the record of the shares held by the trustee;

41.7 the voting trustee may vote the shares so issued or transferred during the period specified in the agreement of his appointment;

41.8 shares registered in the name of the voting trustee may be voted either in person or by proxy and, in voting the shares, the voting trustee shall not incur any liability as member or trustee, except in such measure as he may be liable for his own conduct or acts;

41.9 where two or more persons are designated as voting trustees and the right and method of voting any shares registered in their names at any meeting of members or on any resolution of members are not fixed by the agreement appointing the trustees, the right to vote shall be determined by a majority of the trustees, or if they are equally divided as to the right to vote the shares in any particular case, the votes of the shares in such cases shall be divided equally among the trustees;

41.10 at any time within two (2) years prior to the time of expiration of any voting trust agreement as originally fixed or as last extended under the provisions contained in this subsection, one or more beneficiaries of the trust under the voting trust agreement may, by written agreement and with the written consent of the voting trustee, extend the duration of the voting trust agreement for an additional period not exceeding ten (10) years from the expiration date of the trust as originally fixed or as last extended; and

41.11 prior to the time of expiration of a voting trust agreement as originally fixed or as previously extended, as the case may be, the voting trustee shall file at the registered office of the Company a copy of the extension agreement and of his consent thereto, and thereupon the duration of the voting trust agreement shall be extended for the period fixed in the extension agreement. No extension agreement shall affect the rights or obligations of persons who are not parties thereto.

42. By a written agreement, two or more members may provide that in exercising any voting rights the shares held by them shall be voted

42.1 as provided by the agreement;

42.2 as the parties may agree; or

42.3 as determined in accordance with such procedure as they may agree upon.

43. [Reserved].

44. Any voting trust or other voting agreement may be valid for a period of ten years from the date when it was created, and may be for a subsequent period of ten (10) years.

45. Any voting or other agreements among members and any irrevocable proxy that is not otherwise illegal shall not be invalidated by reason of the contents of any of these Articles.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETINGS

46. Any corporation or other form or corporate legal entity which is a member of the Company may by resolution of its directors or other governing body authorize any person whom it thinks fit, that the said person may act as its representative at any meeting of the members or of any class of members of the Company, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation represented by him as the corporation itself could exercise if it were an individual member of the Company.

DIRECTORS

47. The number of the directors shall consist of up to seven (7), but an amendment to these Articles at any time may change the number of directors. Both individuals and corporate bodies may hold the position of directors.

48. Unless otherwise agreed by the Company, the directors shall be elected by the members for such term as the members may determine and where permitted by the Memorandum of Association, the directors may also elect directors for such terms as the directors may determine.

49. 1 Any Director(s) who has been designated by certain members pursuant to their right to designate a director, may only be removed from office by the persons that designated such Director, and any vacancy, however created, in the Board of Directors may only be filled by the persons that designated the previous incumbent of such vacancy.

49.2 By a written instrument, a director may appoint an alternate who need not be a director. Such alternate shall be nominated and/or replaced by notice in writing to the Company by the nominating director and shall be effective as of the date the notice is served to the offices of the Company. The alternate for a director is entitled to attend meetings in the absence of the director who appointed him, and to vote or consent in his stead.

49.3 In order to avoid doubt it is clarified that any director may appoint another director as his alternate.

50. Without derogating from Article 49 above, the office of director shall be vacated if the director:

50.1 is removed from office by a resolution of members, provided, however, that any director appointed by a specific member or members, shall be removed from office only by the person or entity having the right to appoint him, unless such person or entity that has appointed him lost the right to designate a director(s), in which case he will be removed automatically, or

50.2 becomes of unsound mind, or of such infirm health as to be incapable of managing his affairs, or

50.3 resigns his office by means of written notice to the Company.

REGISTER OF DIRECTORS

51. The Company may shall maintain a register of directors which shall contain the following information:

51.1 the names and addresses of the directors of the Company;
51.2 the date on which each director was appointed;
51.3 the date on which each director ceases to be a director of the Company.

52. The register of directors may be in such form as the directors approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents.

53. The original or a copy of the register of directors shall be kept at the registered office of the Company, and it shall contain all relevant information commencing on the date of the Company's incorporation. A copy of the register of directors may be filed with the Registrar of Companies of the Territory of the British Virgin Islands, and this filed copy shall be binding on the company.

54. The register of directors is prima facie evidence of any matters directed or authorized by the Act to be contained therein.

OFFICERS

55. By a resolution of directors, the Company may appoint officers. These officers may consist of a President, a General Manager, one or more Vice-Presidents, a Secretary and a Treasurer, and such other officers as may from time to time be deemed desirable.

55.2 The authority, duties and identity of the General Manager of the Company shall be decided by the Board of Directors, and such General Manager shall be appointed by the Board of Directors at such time as it may determine.

56. Any person may hold more than one office and it is not necessary to be a director or member of the Company in order to become an officer. The tenure of office of the officers

of the Company shall continue until the directors determine their removal regardless of the appointment of any successor.

57. Where a position of officer is held by a corporate body, the corporate body may appoint any person as its duly authorized representative for the purpose of representing it as officer and also for the purpose of transacting any of the business of the officers.

POWERS OF DIRECTORS

58. The directors shall manage the business of the Company, and they may exercise all of the powers of the Company which neither the Act nor these Articles reserve for exercise only by the members of the Company.

59. On such terms and conditions and with such restrictions as it may deem fit, the Board of Directors may entrust to and confer upon any director or officer any of the powers which are exercisable by it, and do so either collaterally with its own powers or to their exclusion, and it may from time to time revoke, withdraw, alter or vary all or any of those powers.

60. The directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions, and for such period and subject to such conditions as they may think fit, provided that the said powers, authorities and discretions do not exceed those vested in or exercisable by the directors under these Articles, and any such powers of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney, which the directors may think fit to include, and the directors may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

61. Where the position of director is being held by a corporate body, such corporate body may appoint any person to be its duly authorised representative for the purpose of representing it at a meeting of the Board of Directors or and of transacting any of the business of directors.

62. All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments, and all receipts for monies paid to the Company, shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall be determined by a resolution of Directors from time to time.

63. The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertakings and its property, as well as its uncalled capital or any part thereof, and they may issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

64. Notwithstanding any vacancy in the Board of Directors, the directors who remain in office may continue to act, but if the number of directors has been fixed at two or more persons and by reason of vacancies in the Board there shall remain only one director in office, the one director remaining shall be authorized to act alone but only for the purpose of appointing another director.

MEETINGS OF DIRECTORS

65. The meetings of the Board of Directors shall be held at the place or places which the directors shall determine.

66. Unless otherwise agreed elsewhere, the directors may elect a chairman of their meetings and determine the term of his tenure of office; but if no such Chairman is elected, or if the Chairman is not present at any meeting at the time appointed for holding the same, the directors present may choose one of their number to be Chairman of the meeting.

67. The directors may meet together for the dispatch of business, and they may adjourn and otherwise regulate their meetings as they think fit. A legal quorum of the members of the Board of Directors necessary for the transaction of the business of the Company shall be the majority of the directors then in office, who are lawfully entitled to participate in the meeting, provided that following the appointment of directors by the Founders and the holders of Series A Preferred Shares, at least one director nominated by MTS or by the Sigma Group, in its capacity as Founders, and one director nominated by the holders of Series A Preferred Shares are present; provided that if any meeting of the Board of Directors shall have been adjourned as a result of the absence of quorum, at the adjourned meeting the legal quorum shall be the majority of directors then in office (which need not include the directors as mentioned above).

68. A director shall be given notice of a meeting of the directors at least seven (7) days in advance. The directors may designate one out of their number as responsible for such service of notice.

69. Regardless of compliance with the above notice requirement, any meeting of the directors shall be deemed to have been validly held if notice of the meeting has been waived by all of the directors entitled to it.

70. [Reserved.]

71. The notice whereby a meeting is convened may specify that it shall be dissolved if a quorum is not obtained within a given period of time from the appointed hour.

72. A director shall be deemed to be present at a meeting of directors if he participates by telephone or other electronic means, and all directors participating in the meeting are able to hear each other at the same time. Participation by such means shall constitute presence in person at a meeting provided that the director who so participates ratifies his presence in writing for filing together with any records thereof.

73. All Resolutions of the Board of Directors shall be approved by a majority vote of the directors participating and lawfully entitled to vote thereon.

74. A resolution in writing, signed by all the members of the Board of Directors then in office and lawfully entitled to vote thereon, shall be deemed to have been unanimously adopted by a meeting of the Board of Directors duly convened and held and may consist of several documents in like form each signed by one or more of the directors.

PROTECTIVE PROVISIONS:

75. The protective provisions in the Restated Memorandum of Association are incorporated herein by reference as if fully set forth herein. In addition, notwithstanding any other Article herein, for as long as each of MTS and the Sigma Group holds at least 8% of the outstanding and issued share capital of the Company on an as converted and fully diluted basis, the Company shall not take any of the following actions if such action has not been approved in advance in writing by each of MTS and at least one Sigma Group Party:

75.1 Transactions between the Company and any Interested Party;

Any transaction between the Company and any "**Interested Party**" (meaning existing member (either directly or indirectly), serving director, or serving chief executive officer of the Company, including, without limitation, any agreement with or any change in an agreement between the Company and an existing member, or any change in the salary or employment terms of a director of the Company (including in his capacity as an officer) or the chief executive officer of the Company, or entering into any other type of transaction with a serving director, serving chief executive officer or existing member of the Company.

75.2 A material change in the Company's business (it being acknowledged and agreed that any merger, consolidation or other business combination in which the Company is sold in its entirety shall not be deemed to be a material change in the Company's business, and no approval in advance shall be required with respect thereto, so long as the consideration paid by the acquiror per Ordinary Share does not discriminate between the holders of Ordinary Shares);

75.3 Investments and/or incurrence of liabilities and/or activities outside the Field of Activity.

75.4 Amending the rights attached to the Ordinary Shares in a manner which affects them adversely; provided that this Article 75.4 shall not apply if (i) such amendment is made in connection with a transaction in which funds are raised by the Company in consideration for the issuance of securities or rights to acquire securities, and (ii) such amendment applies to the Ordinary Shares as a group or applies similarly both to MTS and the Sigma Group (including their respective Permitted Transferees).

OPTIONAL PUBLIC FILING OF REGISTERS

76. By resolution of directors, the Company may exercise its option to submit for registration by the Registrar any of the following Registers:

76.1 Share Register;

76.2 Register of Directors;

76.3 Register of Mortgages, Charges an Other Encumbrances.

INDEMNITY

77. Subject to the provisions of the Act and of any other statute for the time being in force every director or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all losses or liabilities which he may sustain or incur in or about the execution of the duties of his office or otherwise in relation thereto, and no director or other officer shall be liable for any loss, damage or misfortune which may happen to, or be incurred by the Company in the execution of the duties of his office, or in relation thereto.

78. No contract, act or transaction between the Company and any other entity or any other natural or juridical person shall be affected or invalidated or voided by reason of the fact that any one or several of the directors or officers of this corporation is a member or a member or a director or an officer of the other, or by reason of the fact that several of the directors or officers of this corporation are members, shareholders, directors or officers of the other, or by reason of the fact that he or they have interests in the other. Any one or more than one of the directors or officers, either individually or jointly, may be a party or parties of, or may have an interest in any contract or transaction of the Company or in which the Company may have an interest; and any person who becomes a director or officer of the Company is exempted from any responsibility which he might otherwise have for contracting with the Company for his own benefit or that of any entity or association or corporation in which he may have an interest in any way.

SEAL

79. The directors shall provide for the safe custody of the common seal of the Company. The Company seal shall be affixed to any instrument in the presence of a director or any other person so authorized from time to time by the directors.

DIVIDENDS AND RESERVES

80. The directors may declare dividends by resolution of directors, but a dividend shall at all times be declared and paid only out of surplus and only after determination by the directors that immediately after the payment of such dividend

80.1 the Company will be able to satisfy its liabilities as they become due in the ordinary course of its business; and

80.2 the realisable value of the assets of the Company will not be less than the sum of its total liabilities, other than deferred taxes, as shown in the books of account, and its capital.

81. Dividends may be declared and paid in money, shares or other property.

BOOKS AND RECORDS

82. The Company shall keep such accounts and records as the directors consider necessary or desirable to reflect the financial position of the Company.

83. The Company shall keep minutes of all meetings of directors and of all meetings of members.

84. The books, records and minutes required by Article 82 and 83 shall be kept at the registered office of the Company or at any other place which the directors may determine, and they shall be open to inspection by the directors at all times.

85. Members of the Company may request in writing authorization to inspect during normal business hours any books, records, minutes or documents of the Company, and to make copies or extracts therefrom.

NOTICES AND CONSENTS

86. Any notice, information or written statement required to be given to members shall be served

86.1 in the case of members holding registered shares, by registered mail addressed to each member at the address shown in the share register; and

86.2 in the case of members holding shares issued to bearer

(i) by registered mail addressed to the agent or attorney whose name and address has been given for service of notice by the bearer of the share; or

(ii) in the absence of an address for service being given, or if the notice, information or written statement cannot be served for any other reason, by publishing the notice, information or written statement in a newspaper circulated in the Territory of the British Virgin Islands and in a newspaper in the place where the Company has its principal office.

87. Any notice required to be given to the members shall, with respect to any registered share held by more than one person, shall be given to the one person who appears named first

in the share register, and notice so given shall be sufficient notice to all the holders of that share.

88. Any notice, information or written statement required to be given to Company by the members shall be served by registered mail addressed to the Company.

89. Any notice shall be deemed to have been served within ten days of posting, and proof that the letter containing the notice was properly addressed and dispatched shall be sufficient to prove compliance with this requirement.

89.1 Any notice in connection with these Articles, required to be given to, or by, the Sigma Group, (but not to any of the Sigma Group as holders), may be given to, or by, Dan and such notice shall be sufficient and shall be deemed given to, or by, each Sigma Group Party, unless otherwise notified to MTS by any of the Sigma Group prior to the provision of such notice.

90. In the event that any article of these Articles requires the consent, agreement or approval of the Sigma Group (including an amendment to these Articles), then, the consent, agreement or approval of Dan shall be sufficient and shall bind each Sigma Group Party for the purpose of any such matter, unless otherwise notified to MTS by any of the Sigma Group prior to the provision of such consent, agreement or approval.

WINDING UP

91. If the Company shall be wound up, the Liquidator may, in accordance with a resolution of members and subject to the provisions of the Amended and Restated Memorandum of Association with respect to liquidation preference, divide amongst the members in money or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not), and may for such purposes set such value as he deems fair upon any property to be divided as aforesaid The Liquidator may vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the Liquidator shall think fit, but so that no member shall be compelled to accept any shares or other securities whereon there is any liability. The assets of the Company available for distribution among the members shall be distributed to them in proportion to their pro rata shareholdings.

ARBITRATION

92. In the case of any dispute and/or difference arising between the Company on the one hand, and any of the members or their executors, administrators or assigns on the other hand, touching the true intent and construction or the incidence or consequences of these Articles or of the Act or of amendments thereof, or touching anything done or executed, omitted or suffered in pursuance of the said Act or amendments thereof, or touching any breach or alleged breach or otherwise relating to the premises or to these Articles, or to any Act or Ordinance affecting the Company or to any affairs of the Company, and unless otherwise agreed in a valid contract with the Company, such difference shall be submitted for a binding arbitration to the International Chamber of Commerce in London, England and the proceedings of the arbitration will be

conducted in English. The arbitrator shall, to the extent possible, sit on consecutive days and elect the payment by the members of the costs of the arbitration. The arbitrator's findings shall be final and binding upon the members. The Arbitrator shall be bound to the substantive provisions of the law, but shall not be bound to English law Civil Procedure and shall substantiate his award.

CONTINUATION

93. By a resolution of members or by a resolution of directors, the Company may continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided for by the laws of that other jurisdiction.

AMENDMENT TO ARTICLES

94. Subject to Clause VIII, section 5 to the Amended and Restated Memorandum of Association, the Company may alter or modify the provisions of these Articles as originally drafted or as amended from time to time by a resolution of members.

Notwithstanding the above, the Company may not alter or modify the following rights of the Founders, without the consent of both MTS and Sigma Group: (i) the Right of First Refusal, between the Founders as set forth in the second paragraph of Article 8.2; (ii) the Tag Along right, set forth in Articles 11-15; and (iii) the Protective Provisions as set forth in Article 75.

SUBSCRIBER'S NAME, ADDRESS AND DESCRIPTION

Name: QUIJANO & ASSOCIATES (BVI) LIMITED

Address:

P.O. Box 3159,
Road Town, Tortola,
British Virgin Islands.

We, Quijano & Associates (BVI) Limited, being a licensed trust company, for the purposes of incorporating an international business company under The International Business Companies Act (CAP. 291) and the laws of the Territory of the British Virgin Islands, hereby subscribe our name to this Memorandum of Association.

FOR AND ON BEHALF OF
QUIJANO & ASSOCIATES (BVI) LIMITED



Authorized Signatory
Carla Todman

Date: 18th February, 2003

In the presence of



Kasmah DaBreo

Exhibit 3.1
Specimen Partnership Unit Certificates

Artwork Unit Serial #:
Number of Pooled Units:

ARTIST PENSION TRUST (NEW YORK), L.P

Certificate Number

INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE

THIS IS TO CERTIFY that

[name of Limited Partner]

is the owner of **One Artwork Unit, serial number: __________; and ____ Pooled Units.**

of the above Partnership transferable only on the books of the Partnership by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

Witness, the seal of the Partnership and the signatures of its General Partner.

Dated ____________, 200__

APT MANAGEMENT (NEW YORK), LLC

____

By: MutualArt US Holdings, Inc., Managing Member

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITEIS ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. SUCH INTERESTS MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR IF REASONABLY REQUIRED BY THE PARTNERSHIP THE PARTNERSHIP SHALL HAVE RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION REQUIREMENTS OF SAID ACT.

THE SALE, PLEDGE, HYPOTHECATION, ASSIGNMENT OR TRANSFER OF THE INTERESTS REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO THE TERMS AND CONDITIONS OF A LIMITED PARTNERSHIP AGREEMENT DATED _________ BY AND BETWEEN THE PARTNERSHIP, THE GENERAL PARTNER AND THE LIMITED PARTNERS LISTED IN SCHEDULE A THEREOF. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE GENERAL PARTNER.

Exhibit 4.1
The Subscription Agreement

SUBSCRIPTION AGREEMENT

FOR

LIMITED PARTNERSHIP INTERESTS

IN

ARTIST PENSION TRUST (NEW YORK), L.P.
A DELAWARE LIMITED PARTNERSHIP

CAREFULLY REVIEW AND FOLLOW THE INSTRUCTIONS TO SUBSCRIBERS IMMEDIATELY FOLLOWING THIS COVER PAGE.

INCOMPLETE SUBSCRIPTION AGREEMENTS WILL BE RETURNED TO SUBSCRIBERS FOR COMPLETION.

SUBSCRIBERS ARE ENCOURAGED TO SEEK INDEPENDENT LEGAL, INVESTMENT AND TAX ADVICE REGARDING THEIR INDIVIDUAL CIRCUMSTANCES AND FINANCIAL OBJECTIVES IN DETERMINING WHETHER TO SUBSCRIBE FOR AN INTEREST IN THE PARTNERSHIP.

Full Legal Name of Subscriber: ______________________________

Contact Person: ______________________________

Address: ______________________________

City, State and Zip: ______________________________

Email Address: ______________________________

Telephone Number: ______________________________

Fax Number: ______________________________

Subscriber's State/Nation of Domicile (for individuals) or
Principal Place of Business (for entities): ______________________________

Social Security or Tax Identification Number: ______________________________

ARTIST PENSION TRUST (NEW YORK), L.P.
A DELAWARE LIMITED PARTNERSHIP

SUBSCRIPTION AGREEMENT

THE LIMITED PARTNERSHIP INTERESTS REFERRED TO IN THIS SUBSCRIPTION AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR THE SECURITIES LAWS OF ANY OTHER JURISDICTION. SUCH LIMITED PARTNERSHIP INTERESTS ARE BEING OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS PROVIDED BY THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").

SUBSCRIBERS FOR A LIMITED PARTNERSHIP INTEREST SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF THE INVESTMENT OR CONTRIBUTION OF ART WORK CALLED FOR IN THE PARTNERSHIP AGREEMENT FOR AN INDEFINITE PERIOD OF TIME BECAUSE THE LIMITED PARTNERSHIP INTERESTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION, AND, THEREFORE, CANNOT BE SOLD UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. NEITHER THE PARTNERSHIP NOR THE GENERAL PARTNER IS OBLIGATED TO REGISTER THE LIMITED PARTNERSHIP INTERESTS UNDER THE SECURITIES ACT OR THE LAWS OF ANY OTHER JURISDICTION. THE LIMITED PARTNERSHIP INTERESTS ARE SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER SET FORTH IN THE LIMITED PARTNERSHIP AGREEMENT OF THE PARTNERSHIP.

THESE LIMITED PARTNERSHIP INTERESTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF THE PARTNERSHIP OTHER THAN AS CONTAINED IN THE LIMITED PARTNERSHIP AGREEMENT OR THE PARTNERSHIP'S OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON.

ARTIST PENSION TRUST (NEW YORK), L.P.
A DELAWARE LIMITED PARTNERSHIP

SUBSCRIPTION AGREEMENT

To: Artist Pension Trust (New York), L.P.
c/o Pearl Cohen Zedek Latzer, LLP
10 Rockefeller Plaza, Suite 1001
New York, New York 10020

Ladies and Gentlemen:

You have informed the undersigned that Artist Pension Trust (New York), L.P., a Delaware Limited Partnership (the "**Partnership**"), was formed pursuant to the Delaware Revised Uniform Limited Partnership Act, as amended (the "**Act**"); that the General Partner of the Partnership is APT Management (New York), LLC, a Delaware limited liability company (the "**General Partner**"); and that the Partnership is to be operated in accordance with its Limited Partnership Agreement (the "**Partnership Agreement**") substantially in the form furnished to the undersigned. The undersigned has received and read the Offering Circular dated ________________, relating to the Partnership (the "**Offering Circular**").

1. Subscription. Subject to the terms and conditions hereof, the undersigned hereby irrevocably apply to become a limited partner of the Partnership (a "**Limited Partner**") and accepts the opportunity to contribute to the Partnership artworks of his/her original creation on the terms set forth in the Partnership Agreement in consideration for Units in the Partnership (the "**Partnership Interest**"). **Capitalized terms not defined herein shall have the meaning ascribed to them in the Partnership Agreement**.

2. Acceptance of Subscription: Obligations Under Partnership Agreement. It is understood and agreed that this Subscription Agreement (the "**Subscription Agreement**") is made subject to the following terms and conditions:

(i) The General Partner shall have the right to accept or reject this Subscription, in whole or in part, in its sole and absolute discretion and this Subscription shall be deemed to be accepted by the General Partner only when the undersigned has been admitted as a Limited Partner of the Partnership by execution of this Subscription Agreement by the General Partner.

(ii) If this Subscription is accepted by the General Partner and the conditions to closing set forth in Section 3 below are satisfied, the General Partner will execute, both on behalf of the Partnership and as attorney-in-fact for the undersigned, the Partnership Agreement in substantially the form furnished to the undersigned, and naming the undersigned as a Limited Partner, subject to the limitations set forth in Section 11 below.

(iii) The undersigned hereby ratifies, adopts and accepts the Partnership Agreement in substantially the form furnished to the undersigned. If the undersigned becomes a Limited Partner as provided for in Section 2(ii), the undersigned will be bound by all the terms and provisions of the Partnership Agreement in the form executed (which shall be substantially in the form furnished to the undersigned), and any amendments thereto, and will perform all obligations therein imposed upon a Limited Partner with respect to the undersigned's Partnership Interest.

(iv) The undersigned understands that the undersigned's Partnership Interest will not be evidenced by a certificate subject to Article 8 of the Uniform Commercial Code.

(v) The undersigned understands and agrees that, in the event the undersigned does not make the contributions of Works in accordance with the schedule set forth in the Partnership Agreement, the General Partner may elect in its sole and absolute discretion any of the alternatives provided for in the Partnership Agreement relating to such failure.

(vi) The undersigned understands and agrees that the General Partner will have the exclusive right to determine the timing of any Liquidation of any Invested Work. The undersigned further understands and agrees that significant Liquidation of Invested Works is not anticipated before the tenth anniversary of the Initial Closing.

(vii) The undersigned understands and agrees that the Partnership involves a barter structure (combined with an opportunity for retirement planning) that presents unique legal issues under ERISA, the Code and other laws. An application for an exemption under "ERISA" is being filed with the Department of Labor to resolve certain, but not all of the ERISA issues. The undersigned understands and agrees that The Partnership structure may be amended, at the sole discretion of the General Partner, to obtain the Exemption. The Exemption may not be issued until sometime in 2006, if at all.

(viii) The undersigned understands and agrees that until the status of the Exemption is finalized, which may not be earlier than the forth quarter of 2005 or in 2006, if at all, the undersigned will not be permitted to make a Permitted Plan Contribution.

(ix) The undersigned understands and agrees that if the Exemption is not issued on such terms and conditions as acceptable to the General Partner, in its sole discretion, those provisions, including but, in the sole judgment of the General Partner not limited to, those itemized below, that are incorporated in the Partnership Agreement for the purpose of securing the Exemption, will be removed or changed: (i) the order of distribution of the 40% of Net Proceeds distributable to the Limited Partners, pro rata by percentage of Pooled Unit ownership; (ii) existence of a Sales Committee; (iii) the deferral restrictions as to the distribution of the General Partner's Management Fee with respect to Net Proceeds of Liquidations that are sales; and (iv) the interest charged on the GP Loans.

(x) The undersigned understands and acknowledges that the exchange of Invested Works for Partnership Units could result in taxable income and that there are tax consequences to making a Permitted Plan Contribution. The undersigned agrees to consult with his or her own tax advisors as to any application of income or other taxes imposed with respect to effecting an exchange of Works for Partnership Units, ongoing participation in the Partnership and with respect to making a Permitted Plan Contribution.

3. Closing; Subscription; Contribution upon Subscription.

(i) Time and Place of Subscription. The acceptance of the undersigned as a Limited Partner shall take place at the offices of the Partnership on such date and at such time as shall be selected by the General Partner (the "**Subscription Date**").

(ii) Undersigned's Subscription. The undersigned's obligation to subscribe for the Partnership is subject to acceptance of the undersigned's Subscription by the General Partner.

(iii) Contribution upon Subscription. The submission for acceptance of the first Work to the Partnership shall be due at the Subscription Date.

4. Representation as to Undersigned's Status.

The undersigned hereby represents and warrants that as of the date of the Subscription Date:

(i) He/she resides in a U.S. state east of the Mississippi River.

(ii) He/she is and will be the original creator of the Works offered to the General Partner for Contribution.

5. Other Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to the General Partner and the Partnership as follows:

(i) The undersigned is acquiring the Partnership Interest for the undersigned's own account for investment, with no intention of distributing or selling any portion thereof within the meaning of the Securities Act, and will not transfer the Partnership Interest in violation of the Securities Act or the then applicable rules or regulations thereunder or any other applicable law. No one other than the undersigned has any interest in or any right to acquire the Partnership Interest. The undersigned hereby confirms and makes all of the representations and warranties of a Limited Partner as contained in the Partnership Agreement. The undersigned understands and acknowledges that the Partnership will have no obligation to recognize the ownership, beneficial or otherwise, of such Partnership Interest by anyone but the undersigned, except as provided in the Partnership Agreement.

(ii) The undersigned's financial condition is such that the undersigned is able to bear the risk of holding the Partnership Interest for an indefinite period of time and the risk of loss of the undersigned's entire investment in the Partnership.

(iii) The undersigned has received, has read and understood and is familiar with the Offering Circular, the Partnership Agreement and this Subscription Agreement (including, without limitation, Appendix I attached hereto).

(iv) The General Partner and its managing member and/or officers have made available all additional information, which the undersigned has requested in connection with the transactions contemplated by the Offering Circular, the Partnership Agreement and this Subscription Agreement. No representations or warranties have been made to the undersigned by the Partnership, the General Partner, or any agent of the General Partner other than as set forth in the Offering Circular, the Partnership Agreement or this Subscription Agreement. The undersigned has been afforded an opportunity to ask questions of and receive answers from the General Partner and its members concerning the terms and conditions of the Partnership Agreement and the purchase of the Partnership Interest and the opportunity to obtain any additional information (to the extent the General Partner has such information or could acquire it without unreasonable effort or expense) necessary to verify the accuracy of information otherwise furnished by the General Partner and/or its managing members and/or officers. The undersigned has investigated the acquisition of the Partnership Interest to the extent the undersigned deemed necessary or desirable and the General Partner has provided the undersigned with any assistance the undersigned has requested in connection therewith.

(v) The undersigned understands and agrees that the undersigned's rights to transfer the Partnership Interest are restricted by the Securities Act, applicable state securities laws and laws of other jurisdictions, the Partnership Agreement and the absence of a market for the Partnership Interests. The undersigned further understands that (i) the Partnership Interest will not be, and partners in the Partnership have no rights to require that the Partnership Interests be, registered under the Securities Act; (ii) there will be no public market for the Partnership Interest; (iii) the undersigned may not be able to avail itself of exemptions available for resale of the Partnership Interest without registration, and accordingly, may have to hold the Partnership Interest indefinitely; and (iv) it may not be possible for the undersigned to liquidate its investment in the Partnership.

(vi) The undersigned understands and acknowledges that if the Exemption is not issued, Permitted Plan Contributions may be limited or prohibited.

(vii) The undersigned understands and agrees that he/she is solely responsible for making Permitted Plan Contributions and hereby represents and warrants to make Permitted Plan Contributions in accordance with the Code and other laws that may be applicable, including ERISA.

(viii) That the establishment, maintenance and operation of his/her Plan will be in compliance with the Code and other laws that may be applicable, including ERISA.

(ix) The undersigned has read this Subscription Agreement and the Partnership Agreement, is familiar with and understands the nature and scope of the rights and remedies provided to the General Partner and the Partnership in the event of the undersigned's failure to contribute Works as contemplated by the Partnership Agreement.

(x) The undersigned will respond to reasonable requests for information by the General Partner including, but not limited to, information regarding dealers, galleries and recent sales of his/her art work.

(xi) The address set forth below is the undersigned's true and correct domicile.

(xii) The undersigned understands that the Partnership Interest has not been registered under the Securities Act or any state securities act or other applicable law in reliance on an exemption for private offerings, and the undersigned acknowledges that it is purchasing an interest in the Partnership without being furnished any offering literature or prospectus other than the Partnership Agreement and the Offering Circular.

(xiii) The undersigned has full power and authority to make the representations referred to herein, and to make contributions of artworks in exchange for the Partnership Interest pursuant to the Partnership Agreement and this Subscription Agreement, and to execute and deliver the Partnership Agreement and this Subscription Agreement.

(xiv) The undersigned understands that no United States Federal or state agency or agency of any other jurisdiction has made any finding or determination as to the fairness of the terms of the offering and sale of the Partnership Interest or of the Partnership Agreement.

(xv) The undersigned is not relying on the Partnership, the General Partner or any of their partners, members, officers, employees, agents or representatives for legal, investment or tax advice, and the undersigned has sought independent legal, investment and tax advice to the extent the undersigned has deemed necessary or appropriate in connection with the undersigned's decision to subscribe for a Partnership Interest or with respect to Plan contributions.

The foregoing representations and warranties are true and accurate as of the date hereof and shall be true and accurate as of the Subscription Date and shall survive such date. <u>If in any respect such representations and warranties shall not be true and accurate prior to or at the Subscription Date, the</u>

undersigned shall give immediate notice of such fact to the General Partner at c/o Pearl Cohen Zedek Latzer LLP, 10 Rockefeller Plaza, Suite 1001, New York, New York 10020, Fax Number 212-632-3489, by telex, telegram, or facsimile with written confirmation of receipt, specifying which representations and warranties are not true and accurate and the reasons therefor.

6. Indemnification. The undersigned acknowledges that the undersigned understands the meaning and legal consequences of the representations and warranties made by the undersigned herein, and that the General Partner is relying on such representations and warranties in making its determination to accept or reject this Subscription. The undersigned hereby agrees to indemnify and hold harmless the Partnership, the General Partner and each partner (general or limited), member, director, officer, employee, and agent thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the undersigned contained in this Subscription Agreement.

7. Transferability. The undersigned agrees not to transfer or assign this Subscription Agreement, or any interest herein.

8. No Revocation. The undersigned agrees that this Subscription Agreement and any agreement of the undersigned made hereunder is irrevocable, and that this Subscription Agreement shall survive the death or disability of the undersigned, except as provided below in Section 9.

9. Termination of Agreement. If this Subscription is rejected in full by the General Partner, then this Subscription Agreement shall be null and void and of no further force and effect, and no party shall have any rights against any other party hereunder or under the Partnership Agreement, and the General Partner shall promptly return or cause to be returned to the undersigned this Subscription Agreement.

10. Notices. All notices or other communications given or made hereunder shall be in writing and shall be delivered or mailed by registered or certified mail, return receipt requested, postage prepaid, or delivered by facsimile with written confirmation of receipt to the undersigned at the address set forth below and to the General Partner at c/o Pearl Cohen Zedek Latzer LLP, 10 Rockefeller Plaza, Suite 1001, New York, New York 10020, Fax Number 212-632-3489, or at such other place as the General Partner may designate by written notice to the undersigned.

11. Power of Attorney.

(i) By executing this Subscription Agreement, the undersigned is hereby granting to the General Partner a special power of attorney, making, constituting and appointing the General Partner as the undersigned's attorney-in-fact, with power and authority to act in the undersigned's name and on the undersigned's behalf to execute, acknowledge and swear to the execution, acknowledgment and filing of documents necessary to create, operate, dissolve and liquidate the Partnership in accordance with the terms of the Partnership Agreement and this Subscription Agreement, including, without limitation, the Partnership Agreement in substantially the form furnished to the undersigned. In the event of any conflict between the Partnership Agreement and any document filed pursuant to this power of attorney, the Partnership Agreement shall control.

(ii) The special power of attorney being granted hereby by the undersigned: (i) is a special power of attorney coupled with an interest, is irrevocable, and shall survive the death or legal incapacity of the undersigned; and (ii) may be exercised by an individual member of the General Partner signing individually for each Limited Partner or for all of the Limited Partners executing any particular instrument.

12. Miscellaneous. Neither this Subscription Agreement nor any term hereof may be changed, waived, discharged or terminated orally but only with the written consent of the undersigned and the Partnership. This Subscription Agreement may be executed in any number of counterparts, each of which shall be an original but all of which taken together shall constitute one agreement. This Subscription Agreement and all amendments hereto shall be governed by and construed in accordance with the laws of the State of New York, as such laws are applied to agreements entered into and to be performed entirely within New York by New York residents. The headings in this Subscription Agreement are for convenience of reference, and shall not by themselves determine the meaning of this Subscription Agreement or of any part hereof.

Dated: ____________________, 2005

PRINT FULL LEGAL NAME OF SUBSCRIBER

BY:______________________________________

NAME/TITLE:______________________________

____
TELEPHONE NUMBER

____
FACSIMILE NUMBER

____
EMAIL ADDRESS

BUSINESS ADDRESS:

____
NUMBER AND STREET

____
CITY/STATE/COUNTRY/ZIP CODE

MAILING ADDRESS (IF DIFFERENT):

____
NUMBER AND STREET

____
CITY/STATE/COUNTRY/ZIP CODE

____
FEDERAL TAXPAYER I.D. NUMBER OF SUBSCRIBER

IF YOU WOULD LIKE TO HAVE COPIES OF FUTURE COMMUNICATIONS SENT TO OTHER PERSONS (FOR EXAMPLE, LEGAL AND FINANCIAL ADVISORS), PLEASE INITIAL THE FOLLOWING SPACE AND ATTACH SHEETS SETTING FORTH THE CONTACT INFORMATION LISTED ABOVE FOR SUCH PERSON(S)): ________.

ACCEPTED BY:

ARTIST PENSION TRUST (NEW YORK), L.P.

BY: APT MANAGEMENT (NEW YORK) LLC,
its General Partner

BY ITS MANAGING MEMBER: MUTUALART US HOLDINGS, INC.

SIGNATURE: ______________________________

NAME: ___________________________________

TITLE: ___________________________________

APPENDIX I

CERTAIN ERISA AND TAX CONSIDERATIONS

The following is a brief summary of certain ERISA and tax considerations which may be applicable to a Limited Partner. This summary does not contain a comprehensive discussion of all relevant matters and is not intended to be, and should not be construed as, legal or tax advice to any prospective investor in the Partnership. The summary below is based upon applicable US law, regulations, published rulings and court decisions as currently in effect.

TAX CONSIDERATIONS

1. Tax Considerations- In General

Introduction. The following is a summary of certain United States federal income tax consequences applicable to the Partnership in general as well as to: (i) the investment by the Artist in the Partnership; (ii) a contribution by the Artist of a Permitted Plan Contribution to a Plan maintained by the Artist; and (iii) the holding by the Plan of the Permitted Plan Contribution. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect. Changes in tax laws after the date of this Offering may alter anticipated tax consequences.

Neither the General Partner, the Partnership nor any of their respective affiliates, accountants, counsel or consultants assume any responsibility for the tax consequences to any Limited Partner investing in the Partnership. This summary does not purport to address all federal income tax considerations that may pertain to the Partnership or the Artist; or with respect to a Permitted Plan Contribution by an Artist and the tax considerations related thereto or related to the holding of that contribution by a Plan.

State and Local Taxation. All prospective investors also should consult their own tax advisors as to any application of income or other taxes imposed by their respective states and local jurisdictions of residence with respect to an investment in the Partnership. As to a Plan holding a Permitted Plan Contribution, income of a Trust established under a Plan which meets the requirements for qualified status under Section 401(a) and Section 501(a) of the Code would be tax-exempt under state and local tax laws.

2. Tax Treatment of the Partnership

General. The Partnership does not intend to seek a ruling from the Internal Revenue Service (the "IRS") or any other federal, state or local agency with respect to the tax status of the Partnership. The Partnership does not intend to make an election under section 754 of the Code. All prospective Limited Partners should consult their own tax advisors with respect to the federal, state and local income tax consequences of holding all or part of a Partnership Unit or of a Permitted Plan Contribution.

Classification of the Partnership. The General Partner believes that the Partnership will be treated, for federal income tax purposes, as a partnership and not as a publicly traded partnership taxable as a corporation under Section 7701 of the Code and Treasury Regulations thereunder.

Allocation of Profits and Losses. A capital account will be established on the Partnership's books for each Partner and will be maintained in accordance with Treasury Regulations Section 1.704-1(b).

Federal Income Taxation of Partners. Subject to rules applicable to Plans as tax-exempt organizations, each Limited Partner will be required to take into account for federal income tax purposes its distributive share of items of the Partnership's income, gain, loss and deduction, substantially as though such items had been realized directly by such Limited Partner and without regard to whether the Partnership has made or will make any distributions. Distributions of cash to such a Partner generally will be tax-free up to the amount of the Limited Partner's capital account. Any cash or property distributed in excess of such Limited Partner's capital account will be treated as gain from the sale of Partnership Units. Distributions of securities will generally not cause a Limited Partner to recognize gain but may be treated as distributions of cash in certain circumstances. See the paragraph "*Tax Treatment of Permitted Plan Contribution*".

Limitation on Deductibility of Investment Expenses. A non-corporate taxpayer is generally allowed to deduct investment expenses to the extent, and only to the extent, of such taxpayer's investment income under Section 212 of the Code, as a miscellaneous itemized deduction. The Code provides that most miscellaneous itemized deductions of an individual, trust or estate are deductible only to the extent that, in the aggregate, they exceed 2% of the taxpayer's adjusted gross income. This floor applies to "investment expenses" deductible under Section 212 of the Code and applies with respect to indirect deductions through certain pass-through entities, including partnerships. Limited Partners who are individuals, trusts or estates may thus be subject to the 2% floor with respect to their share of the Partnership's Section 212 expenses. In addition, those Limited Partners whose adjusted gross income exceeds a certain level (the "applicable amount") are required to reduce their itemized deductions further by the lesser of (i) 3% of the excess of the Limited Partner's adjusted gross income over the applicable amount or (ii) 80% of the itemized deductions otherwise allowable for the taxable year.

Inapplicability of Passive Activity Loss Provisions. Under temporary regulations dealing with the "passive activity" loss provisions of Code Section 469, the Partnership's activity will not constitute a passive activity. Therefore, losses from the Partnership will not be subject to the passive activity loss limitation rule (although losses will remain subject to the limitations on deductibility of capital losses) and losses from other activities which are subject to the passive activity loss limitation rules may not be used to offset income from the Partnership.

Tax-advantaged Programs. The activities of the Partnership itself do not involve participation in any tax-advantaged programs. Accordingly, an investment in a Partnership interest held by an Artist is not appropriate for investors seeking to shelter income through tax-saving investment techniques related to the Partnership operations.

However, if the Artist makes a Permitted Plan Contribution, certain tax advantages may result to the Artist. The Artist may have a current deduction with respect to the value of the Permitted Plan Contribution. Further, earnings in the Trust, resulting from Partnership distributions or otherwise, are not taxable to the Trust. However, benefit distributions under a Plan are subject to tax when distributed from the Trust to the participant or a beneficiary. Even then, there may be tax benefits as distributions from the Plan to a participant may be subject to further deferral of taxation by a rollover to an Individual Retirement Account.

Annual Tax Information. The Partnership will furnish each Limited Partner with annual tax related information. The Partnership will use its best efforts to cause such information to be timely provided after the close of each calendar year.

3. Tax Treatment to Artist upon Exchange of Invested Work for Partnership Unit.

The Partnership expects to accept, subject to the discretion of the General Partner, the exchange of Invested Works for Partnership Units. Upon such an exchange, the Artist, if an individual, or the Artist's business, if the Artist operates as a legal entity, generally should recognize taxable income to the extent that the fair market value of the Partnership Unit received exceeds the cost basis of the Invested Work. This tax treatment upon an exchange will apply regardless of whether or not the Artist then makes a Permitted Plan Contribution. However, an Artist who makes a Permitted Plan Contribution may have a deduction as described immediately below.

4. Tax Treatment of Permitted Plan Contribution.

To the Artist. A contribution by an Artist to a Plan of a Permitted Partnership Interest should result in a tax deduction for the Artist, subject to the limitations described below, equal to the fair market value of the Permitted Plan Contribution.

To the Trust Established Under the Plan. Under Code rules applicable to qualified plans, and subject to the continued maintenance of qualified plan status, there is no taxation of the Trust from the transfer of any cash, Permitted Plan Contribution or other contributions by the Artist to the Plan, or from any earnings from these contributions.

To Plan Participants. As long as the Plan maintains its tax qualified status, there is no current taxation to Plan participants until benefits are paid in accordance with the Plan. An individual who owns 5% or more of the equity interest in the Artist must begin distributions from such Plan after attainment of age 70-½. Individual Artists are expected to be such 5% owners and thus subject to mandatory distributions from their Plans. When benefits are distributed, they are taxable currently except if rolled over (other than the mandatory 5% amounts discussed immediately above) to an Individual Retirement Account or to another tax-qualified plan.

Code Limitations on Deductions for Contributions to Plans. In accordance with Section 404 of the Code, the Artist who makes a Permitted Plan Contribution may have a deduction for the year with respect to which the contribution is made, in the amount of the fair market value of the contribution. Code Section 404 generally permits a contribution to a tax-qualified plan to be deductible with respect to a year if the plan is established during the year and the contribution is made by the sponsor's tax return deadline (as extended) for that year. However, Section 404 also imposes aggregate limitations on the amount of deductible contributions for qualified plan purposes each year. Assuming that the Plan is the only qualified plan maintained by the Artist, the amount deductible is limited to 25% of the compensation of the Artist (and any other participant) during the year.

Deduction amounts further are restricted by the maximum annual additions and compensation limitations discussed immediately below. The amount deductible, subject to applicable limitations, with respect to a Permitted Plan Contribution, is the value of that contribution. However, there is no certainty that this valuation will not be challenged by the IRS upon audit. Also, if the value of a Partnership Unit would exceed the maximum deductible amount, the Artist instead may decide to contribute one or more Pooled Units (having a value within the deduction limits) as a Permitted Plan Contribution.

Maximum Annual Addition and Compensation Limitation. The Code also imposes an annual limit on the amount that can be added each year ("annual addition") to the account of any participant in a profit sharing plan, such as a Plan, through employer contributions, employee contributions and forfeitures. For 2005, the maximum amount that may be an annual addition for any individual account under a Plan is $42,000. In addition, the Code imposes a limit on the amount of compensation that can be utilized in determining contributions for qualified plan purposes. For 2005, the maximum annual compensation that may be utilized for determining contributions under a Plan is $210,000. These dollar amount limitations increase based on cost of living changes.

Special Considerations for 2005 Relating to Exemption Application. As described above, until the status of the Exemption is finalized, which may not be earlier than the fourth quarter of 2005, or in 2006, if at all, an Artist will not be permitted to make a Permitted Plan Contribution. An Artist who establishes a new Plan, or maintains a previously established Plan in 2005 still may be able to deduct a Permitted Plan Contribution with respect to 2005 if the Exemption is obtained, and the contribution made by the time of filing in 2006 of the Artist's tax return for 2005. Similarly, an Artist could establish a Plan in 2006, and transfer the Permitted Plan Contribution to the Plan prior to the Artist's tax return filing date in 2007, with a deduction claimed with respect to 2006. An Artist seeking to make a Permitted Plan Contribution should consult his or her advisors regarding the time limits for making such a contribution and claiming the related deduction.

5. Further Tax Considerations Applicable to Plans

General Tax-Qualification Requirements. All Plans must retain tax-qualified status in order for the tax benefits applicable under Section 401(a) and Section 501(a) of the Code to apply. Artists are responsible to make sure that their respective Plans and Trusts comply with the rules established under section 401 and related sections of the Code.

Collectibles. Code Section 408(m) provides that if an individually-directed account under a tax-qualified plan acquires a "collectible" such as a work of art, the cost of such collectible will be treated as distributed to the individual who directs that account. The General Partner believes that the holding of a Permitted Plan Contribution should be considered as the holding of a security and not as an acquisition of a collectible by an individually-directed account within the meaning of Code Section 408(m). An Artist should consult its own advisor as to considerations applicable to making a Permitted Plan Contribution; including, whether to transfer only Pooled Units (which have no relationship to any specific Invested Work) as a Permitted Plan Contribution rather than a Partnership Unit.

Artist with Employees. If an Artist has employees, the Code requires that the Plan operate on a nondiscriminatory basis. Among other requirements, this may require that all Plan participants be able to participate in the investment experience of Permitted Plan Contribution. In order that the Plan comply with such a requirement a Plan also may provide for "self-direction" by participants among different investment alternatives. Additional information is available under the paragraph *"Additional Plan Participants and Self Directed Investment"*.

Plan Subject to Other Code and Plan Requirements – Liquidity Considerations. Different rules under the Code or the Plan may require a distribution from a Plan. Such an event may occur at a time when the Plans does not have liquidity enabling the distribution to be made other than through distribution of a Partnership Unit or a Pooled Unit. For example, a distribution may be required upon a Plan termination, retirement, separation from employment or death of the Artist or other participant. On such an event, unless taxation is deferred by rollover to an Individual Retirement Account or another qualified plan, taxable income may result without a liquid asset being distributed to pay taxes that may be due. Another example described above, could be the Code requirement that distributions begin after the Artist attains age 70½.

Prohibited Transactions under the Code. The prohibited transaction provisions in Section 4975 of the Code generally prohibit a Plan, even if not subject to ERISA, from engaging in various transactions involving assets of that Plan with "disqualified persons," unless a statutory, class or individual exemption that covers the transaction is available. Thus, the prohibited transaction provisions of Code Section 4975 will apply to the Permitted Plan Contribution, and to that contribution while held in the Trust, even if the Plan is not subject to ERISA. The issuance of the Exemption would apply to exempt a transaction from the application of Section 4975 of the Code as to issues within the scope of the Exemption.

UBTI. Although the Code generally exempts a tax-exempt organization, such as a Plan, from federal income tax on its passive investment income (such as dividends, interest and capital gains), this general exemption from tax does not apply to the "unrelated business taxable income" ("UBTI") of a tax-exempt organization. The sale, leasing or other Liquidation of Invested Work by the Partnership, or other activities of the Partnership, may be considered to be engaging in the operation for UBTI purposes of a trade or business. In such event all or a portion of the Partnership's income in any year may be subject to UBTI. Artists wishing to make Permitted Plan Contributions, as well as Trustees accepting such contributions, should consult their own tax advisors with respect to whether Trust income attributable to such contributions could be subject to UBTI.

ERISA CONSIDERATIONS

ERISA is a federal law governing employee benefit plans that prescribes various relationships and conduct for employees, employers, plan fiduciaries and other persons associated with such a plan. Based on the structure underlying the application for the Exemption, the following is a summary of ERISA provisions that may apply to the Partnership, Partnership assets and to fiduciaries with respect to these assets. This summary is based on current laws and regulations, which are subject to change or reinterpretation in the future, possibly with retroactive effect, and does not purport to address all ERISA or other legal considerations that may pertain to each Plan or each Artist, or to the Partnership and its General Partner (or Sales Committee or other person constituting an ERISA fiduciary).

WHEN IS A PLAN SUBJECT TO ERISA?

With respect to Artists, a critical factor in determining whether or not a Plan is subject to ERISA is whether any common-law employee (not including a spouse) is employed by the Artist and eligible to participate in the Plan. A Plan established by an Artist will be subject to ERISA if there are any participants in the Plan other than the Artist and his or her spouse. Consequently, the status of a Plan as subject to ERISA (or not subject to ERISA) may change from time to time. For example, a Plan not subject to ERISA will become subject to that statute if the Artist hires one or more employees (other than a spouse) who become Plan participants.

CONSIDERATIONS FOR PLANS SUBJECT TO ERISA

Plans subject to ERISA must comply with the provisions of that statute, including those applicable to reporting and disclosure, fiduciary responsibilities and prohibited transactions. Fiduciaries, of a Plan subject to ERISA include all persons with discretionary authority and control over the administration of the Plan and the investment of its assets, which generally includes persons such as Trustees. A fiduciary of a Plan subject to ERISA is required, among other things, to act prudently and in the best interest of participants and beneficiaries of the Plan, which standards apply with respect to both Plan administration and the management of the Plan's investments.

Fiduciary Issues for Plans subject to ERISA. In the context of an investment in the Partnership by a Plan subject to ERISA (e.g., accepting and holding a Permitted Plan Contribution), ERISA's fiduciary responsibility requirements are applicable. A Plan's fiduciaries may include the Artist, as an entity and/or as an individual (e.g., as Trustee or as a person with discretionary authority). In compliance with ERISA's fiduciary standards, Plan fiduciaries must ascertain that:

(a) the accepting and holding of a Permitted Plan Contribution is consistent with the prudence and diversification requirements of Section 404(a) of ERISA;

(b) the investment is in the best interests of the Plan and its participants and beneficiaries;

(c) the investment is permissible under the terms of the Plan's governing documents;

(d) the fiduciary is authorized to make such investment under the appropriate governing instrument and Title I of ERISA taking into account, among other things, that the assets of the Partnership (as discussed under "Partnership Assets as Plan Assets") likely will be considered plan assets subject to ERISA and that the General Partner and others likely will be considered a "fiduciary", as defined in Section 3(21)(A) of ERISA, with respect to such assets; and

(e) the Plan is not engaged in a "prohibited transaction" within the meaning of Section 406 of ERISA in acquiring or holding its interest in the Partnership.

In accepting and holding a Permitted Plan Contribution, the Trustee, or other applicable fiduciary, of a Plan subject to ERISA, must consider whether such acceptance or holding is consistent with the above requirements.

Prohibited Transactions. The prohibited transaction provisions in Section 406 of ERISA generally prohibit a fiduciary of a Plan subject to ERISA, from engaging in various transactions involving the Plan and assets of that Plan and "parties-in-interest," unless a statutory, class or individual exemption that covers the transaction is available. Substantially similar provisions are found in Section 4975 of the Code, which is applicable whether or not the Plan is subject to ERISA. Prohibited transaction violations are subject to excise taxes under Code Section 4975. Class and individual exemptions issued by the DOL apply for purposes of both ERISA and the Code.

Section 406(a) of ERISA prohibits a plan from engaging in a transaction if the transaction constitutes, among other things, a direct or indirect sale or exchange of property between the plan and a party-in-interest or a loan to the plan by a party-in-interest. Parties-in-interest include, but are not limited to, fiduciaries, sponsoring employers and persons providing services to a Plan subject to ERISA. Section 406(b) of ERISA prohibits an ERISA fiduciary from engaging in certain acts constituting "self-dealing", "conflict of interest" or "kick-back" with respect to the Plan subject to ERISA.

In-kind contribution of Units to Plan. The prohibited transaction rules also have been applied to an in-kind contribution by an employer to a plan to the extent the transfer relieves the employer of an obligation to the plan, e.g., an obligation to contribute to a defined benefit plan. IRS Announcement 95-14 and DOL Regulation Section 2509.94-3, following up on *Commissioner v. Keystone Cons. Ind., Inc.*, 508 U.S. 152 (1993), provide that a transfer of property from a plan sponsor to a plan will not be considered a prohibited transaction if, *inter alia*, the transfer does not satisfy an existing obligation of the employer. As a Permitted

Plan Contribution is made to a profit sharing plan - under which the amount of contribution, if any, is purely discretionary - the Artist is under no obligation to make any contribution in a given year. Thus, there is no fixed contribution or other obligation with respect to which the Artist is being relieved if the Artist decides to make such contribution. Consequently, and even without exemption relief under the Exemption, the General Partner believes that, under applicable authority, the transfer by Artists of Permitted Plan Contributions, to their Plans should not be deemed a prohibited transaction. It is contemplated that the Exemption will extend to this issue; but, if it does not, Artists should consult their own advisors before making a Permitted Plan Contribution.

Additional Plan Participants and Self Directed Investment. In the event that an Artist has employees (other than his or her spouse) who becomes plan participants, the Plan becomes subject to the prudence, diversification and other requirements of ERISA. In that event, the Artist as the Plan sponsor will need to consider how ERISA, as well as the Code and the terms of the Plan, apply to these participants and to the investment of contributions with respect to these participants. Such an Artist should consult with his or her Plan advisors prior to making a Permitted Plan Contribution. Applicable considerations include the extent to which the discrimination rules under the Code require that such participants have the opportunity to participate in the investment represented by Permitted Plan Contributions, as well as the extent to which a contribution in cash is appropriate. A consideration in addressing ERISA and Code compliance would be the ability to establish, pursuant to the Plan, different investment funds for participant directed investment. Participant directed investments in funds (including a possible fund providing for investment in Partnership Units and Pooled Units) that meet the requirements of section 404(c) of ERISA could result in relieving a person who otherwise is a fiduciary under ERISA from fiduciary responsibility that otherwise would be applicable.

Reporting and Disclosure. ERISA requires that the administrator of a Plan subject to ERISA provide certain information to the Plan's participants and beneficiaries. Similarly, the sponsoring employer or the Plan's administrator is subject to applicable federal filing requirements and disclosure obligation to employees. Plans subject to ERISA also may become subject to the "small plan" audit requirement because a substantial portion of each such Plan's assets may consist of Permitted Plan Contributions, which do not qualify for the audit exemption. The General Partner will make available information regarding the Partnership so that Plans subject to ERISA can comply with their reporting and disclosure obligations with respect thereto. Artists and Plan fiduciaries should consult with their advisors as to the requirements applicable to their Plans.

Bonding, Indemnification and Insurance. ERISA also requires certain persons to be bonded, and imposes restrictions limiting the ability of a Plan subject to ERISA to provide indemnifications to ERISA fiduciaries. Plan fiduciaries may be covered by fiduciary liability insurance provided and paid for by the sponsor of the Plan.

General Partner Not a Fiduciary. Neither the General Partner, the Director, the President, the Sales Committee nor any other agent of the Partnership who is an ERISA fiduciary with respect to Partnership assets will be a fiduciary with respect to any individual Plan or as to the holdings and investment of assets of its Trust. Fiduciary status with respect to "plan assets" of the Partnership relates to the assets managed by the Partnership, in accordance with the policies and objectives described in this Offering. Separately, the fiduciary for each Plan is responsible for making fiduciary decisions with respect to the Plan, including, but not limited to, the decision to accept and to hold a Permitted Plan Contribution, or other investments made by that Plan or contributions accepted by it.

CONSIDERATIONS FOR PLANS NOT SUBJECT TO ERISA

1. Fiduciary Responsibility – Attachment.

If a Plan is not subject to ERISA, the fiduciary responsibility provisions of ERISA are, of course, not applicable. Such Plans, however, are subject to Code requirements such as the provision that a tax-qualified plan be maintained for the "exclusive benefit" of its participants as well as application of the prohibited transaction rules under Code section 4975. State laws also may be applicable, such as the possible ability of creditors to attach the asset of the Plan in the event of the bankruptcy of the Artist.

2. Prohibited Transactions.

The prohibited transaction provisions in Code Section 4975 will apply to a Plan even if the Plan is not subject to ERISA. Code Section 4975 is discussed in "Code Considerations for Artists and Plans" above. The Exemption, if issued, also will apply for purposes of Section 4975 of the Code.

3. Reporting and Disclosure.

The sponsor or the administrator of a Plan not subject to ERISA may be required to file an annual return with the IRS. The General Partner will make available information regarding the Partnership so that such Plans can comply with their reporting obligations. Artists should consult with their advisors as to the requirements applicable to their Plans.

ERISA PARTNERSHIP CONSIDERATIONS

Partnership Assets as ERISA "Plan *Assets" – In General.* Neither the Code nor ERISA specifically defines the term "plan assets" as applied to commingled entities, such as the Partnership, in which a Plan invests. The question is whether the Partnership assets, e.g., the Invested Works, are considered as "plan assets" subject to ERISA (and those with discretionary authority with respect to them considered fiduciaries under ERISA). Even if no Artist has employees, Code Section 4975 and the prohibited transaction provisions of the Code will apply to the Partnership if the Partnership is considered to hold "plan assets". The General Partner anticipates that, if the Exemption is issued, the number of Plans being Limited Partners will result in the underlying assets of the Partnership being considered to be "plan assets".

Such "plan assets" status could result in the General Partner, the Director, the President, the Sales Committee and others with requisite discretionary authority being considered as fiduciaries under ERISA with respect to Partnership assets and subject to the prudence and other fiduciary standards of ERISA. If subject to ERISA, personal liability under that law is possible for fiduciaries who fail to conform to ERISA's prudence and other fiduciary standards. Further, classification of Partnership assets as plan assets would result in the application of the "prohibited transaction" provisions of ERISA or the Code even if Plans are not subject to ERISA, (please see the paragraph "*Prohibited Transactions*" above), to transactions entered into by the Partnership. Concern that certain prohibited transactions described below might occur have led to the seeking of the Exemption, as described below.

Application of DOL "Plan *Assets" Regulation.* The applicable DOL regulation provides that, subject to certain exceptions noted below, when an employee benefit plan acquires an interest in an entity that is neither a publicly offered security nor a security issued by an investment company registered under the Investment Company Act of 1940, the assets of the employee benefit plan include not only its interest in the entity itself, but also an undivided interest in each of the assets of the entity. Under the DOL regulation the assets of such an entity are not "plan assets" only if: (i) the entity is registered as an investment company under the

Investment Company Act of 1940 or equity interests in the entity are publicly offered securities; (ii) the entity is an "operating company" (as defined in the regulation); or (iii) the "benefit plan investors" own less than 25% of the value of each class of interest in the entity.

The first two of these exceptions from "plan asset" classification, are not applicable as the Partnership will not register as an investment company under the Investment Company Act of 1940 and interests in the Partnership will not be publicly offered securities. As to the "operating company" exception, the General Partner will be managing a pool of assets exchanged for Partnership Units, i.e., appearing comparable to managing a pool of securities as opposed to the operation of business activities, as contemplated by the regulation. As to the last exception, the General Partner expects that if Permitted Plan Contributions are permitted, Plans will hold at least 25% of the value of Partnership Units.

Concluding that under these regulations assets of the Partnership would be Plan assets, results in the General Partner being a fiduciary under ERISA with respect to such assets, as well as a disqualified person under Code Section 4975. In addition, the Director, the President, the members of the Sales Committee and others may be fiduciaries of plan assets because of their respective roles in exercising discretion with respect to the management and disposition of the Invested Works held by the Partnership. Other agents of the Partnership also might be considered fiduciaries if they exercise discretionary control over the management of Partnership assets.

The General Partner will operate the Partnership taking into consideration both the investment strategy of the Partnership and the prohibited transaction provisions of ERISA and the Code. The General Partner does not intend to buy, sell or otherwise deal with an asset of the Partnership through itself or any of its affiliates or other person who would be a party-in-interest under ERISA. Services to the Partnership will be rendered by independent third parties. The General Partner anticipates that any requirement that the General Partner, the Sales Committee or other agents of the Partnership who are ERISA fiduciaries operate the Partnership in accordance with the fiduciary provisions of ERISA will not adversely affect the operation or performance of the Partnership. However, there can be no certainty of this result.

The Exemption Request. Because, absent restriction on the number of Artists able to make Permitted Plan Contributions, the assets of the Partnership are expected to be considered "plan assets", the anticipated GP Loans of operating capital to the Partnership might be a prohibited indirect loan from the GP, and therefore a possible prohibited transaction. The General Partner believes that the GP Loans fall within the scope of DOL Prohibited Transaction Class Exemption 80-26 because the GP Loans bear no interest or other fee, are to be used for the ordinary operating expenses of the Partnership, are unsecured and are not made by "plan assets". Accordingly, such loans should be exempt from the prohibited transaction rules.

However, other prohibited transaction exemption issues would remain. The General Partner (absent required Sales Committee review) would control the Liquidation of Partnership assets, and hence the timing and amount of its management fees. Consequently, such payments might be considered to be prohibited transactions under section 406(b) as ERISA plan assets are being sold at the discretion of the General Partner, a fiduciary; with certain proceeds from these transactions payable to the General Partner. Further, as repayment of loans are keyed to Liquidation, the same issue exists as to loan repayments, i.e., that a Liquidation decision by a fiduciary may result in a payment to that fiduciary. To address this issue, the Partnership and the General Partner have applied for the Exemption which includes three principal operational safeguards and procedures intended to satisfy ERISA's requirements that an exemption be protective of plan participants and administratively feasible:

(a) deferral of receipt by the General Partner of its interest in Net Proceeds related to sales and also the ordering of the repayment of GP Loans;

(b) the criteria relating to Liquidation through sale of Invested Works; and

(c) the need to obtain prior approval of the Sales Committee before Liquidation through sale of Invested Work,

As described above, the DOL has jurisdictional authority to issue exemptions for purposes of both Section 406 of ERISA and Section 4975 of the Code. Issuance of the Exemption would apply for purposes both of ERISA and the Code.

In the event the DOL requires any modifications to the operation of the Partnership before granting the Exemption, the General Partner may, in its sole discretion, agree to such modification and amend the Partnership Agreement as necessary. However, the General Partner, in its sole discretion, may withdraw the Exemption request and Partnership then will continue consisting solely of Limited Partner who are Artists; or the General Partner may develop a procedure to admit Plans as Limited Partners provided that Plans in the aggregate do not exceed the threshold of holding 25% or more of the value of outstanding Partnership Units (and/or Pooled Units) at the time of the Permitted Plan Contribution.

The General Partner does not expect the Exemption to be issued prior to the fourth quarter of 2005, and its status may not be resolved until 2006. The exact time of issuance, or whether the Exemption will be issued at all, or the application withdrawn, cannot be predicted. Until such time as the Exemption is granted, the Partnership will not permit an Artist to make a Permitted Plan Contribution. Upon receipt of the Exemption, the General Partner will secure a surety bond complying with the bonding requirements of ERISA. At that time, there also would be limits on the indemnifications available from the Partnership to the General Partner and the other ERISA fiduciaries of the Partnership, as well as restrictions on the ability of the Partnership to provide liability insurance for the General Partner and the other ERISA fiduciaries of the Partnership.

Exhibit 4.2
The Capital Notes

CAPITAL NOTE

THIS CAPITAL NOTE of MutualArt US Holdings, Inc., a Delaware corporation, with offices at 156 Fifth Avenue, Suite 323, New York, New York 10010 (the "Company"), in favor of Mutual Art, Inc., a B.V.I corporation, with offices at 156 Fifth Avenue, Suite 323, New York, New York 10010 (the "Holder"), dated as of [Date].

WHEREAS, the Company wishes to improve its financial situation by increasing its investments in the form of a capital note;

WHEREAS, the Holder is the corporate parent of the Company; and

WHEREAS, the Holder, as corporate parent of the Company, subject to the availability of funds to it, wishes to improve the financial situation of the Company in the form of a capital note;

Now, therefore, in consideration of the premises and respective agreements contained herein, the parties hereto hereby agree as follows:

1. The Company hereby issues to the Holder this Capital Note in the amount of US Dollars ____________ (the "Note Amount") in exchange for the transfer to the Company by the Holder of cash in the Note Amount.

2. The Company may repay the Note Amount to the Holder at such time as the Company determines in its sole discretion.

3. This Capital Note shall not bear interest.

4. This Capital Note shall not expire on any fixed date, and the Company is not obligated to repay the Note Amount on a fixed date.

5. The Company's obligation of repayment of the Note Amount shall be subordinated to all other current and future debt obligations of the Company.

6. The Company shall:

   (a) Record in its accounting system all operations relating to the advance of funds represented by this Capital Note in a separate and dedicated account opened for this purpose only; and

   (b) Furnish to the Holder copies of all documents reasonably requested by Holder pertaining to the financial condition of the Company (including, without limitation, annual financial statements, minutes of shareholders meetings and minutes of Board of Directors meetings).

7. Both parties waive and forego any requirement of notices or notarial notes with regard to this Capital Note.

8. Upon demand by the Holder, this Capital Note shall be convertible into shares of the Company in an aggregate amount reflecting the relative value on the date of such conversion of this Capital Note relative to the fair market value of the shares of the Company.

9. The parties intend this Capital Note to qualify as equity for United States tax purposes.

10. If, after the date hereof, a party hereof shall determine that the adoption of any applicable law, rule or regulation or change in the interpretation thereof or any other change in circumstances shall render unfair or prejudicial to such party's interests the

performance of any of the provisions hereof, then such party shall notify the other party of the change and the prejudicial consequences resulting therefrom. The parties agree to negotiate in good faith such modification of the terms and conditions of this Capital Note as shall eliminate or otherwise remedy the prejudicial consequences of the change in circumstances. Such modification may, but need not, include the conversion of this Capital Note into new shares of the Company.

11. The Company shall be liable to pay any taxes or duties levied in the country of residence of the Company deriving from the issuance of this Capital Note, and the Holder shall be liable to pay any taxes or duties levied in the country of residence of the Holder deriving from the investment represented by this Capital Note.

12. The Company shall be liable to pay any expenses incurred in connection with the execution of this Capital Note.

13. The Company shall not be liable for any default or delay in performing its obligations under this Capital Note that is the result of "force majeure."

14. If for any reason any provision hereof is deemed to be invalid, unenforceable or contrary to any existing or future law, such invalidity or unenforceability shall not impair the operation of the valid provisions hereof. The parties agree that they shall endeavor to substitute for any invalid or unenforceable provision a valid and enforceable provision that will effectuate to the extent possible the basic purposes of this Capital Note.

15. All notices or other communications which are required or permitted hereunder shall be deemed sufficient if contained in a written instrument given by personal delivery, telex, facsimile, or registered mail, return receipt requested, to such party at the address set forth above or to such other address as may thereafter be designated in a written notice to the other party.

16. This Capital Note shall be governed by, and construed in accordance with, the laws of the State of New York, excluding the choice of law rules thereof.

17. In the event of a dispute arising out of the performance of this Capital Note, the parties hereby submit to the exclusive jurisdiction of the courts in New York City.

IN WITNESS WHEREOF, the parties hereto have executed this Capital Note as of the date first written above.

MutualArt US Holdings, Inc.	Mutual Art, Inc.
____________________	____________________
By:	By:
Title:	Title:

CAPITAL NOTE

THIS CAPITAL NOTE of APT Management New York, LLC, a Delaware limited liability company, with offices at 156 Fifth Avenue, Suite 323, New York, New York 10010 (the "Company"), in favor of MutualArt US Holdings, Inc., a Delaware corporation, with offices at 156 Fifth Avenue, Suite 323, New York, New York 10010 (the "Holder"), dated as of [Date].

WHEREAS, the Company wishes to improve its financial situation by increasing its investments in the form of a capital note;

WHEREAS, the Holder is the sole managing member of the Company; and

WHEREAS, the Holder, as the sole member of the Company, subject to the availability of funds to it, wishes to improve the financial situation of the Company in the form of a capital note;

Now, therefore, in consideration of the premises and respective agreements contained herein, the parties hereto hereby agree as follows:

1. The Company hereby issues to the Holder this Capital Note in the amount of US Dollars ____________ (the "Note Amount") in exchange for the transfer to the Company by the Holder of cash in the Note Amount.

2. The Company may repay the Note Amount to the Holder at such time as the Company determines in its sole discretion.

3. This Capital Note shall not bear interest.

4. This Capital Note shall not expire on any fixed date, and the Company is not obligated to repay the Note Amount on a fixed date.

5. The Company's obligation of repayment of the Note Amount shall be subordinated to all other current and future debt obligations of the Company.

6. The Company shall:

   (a) Record in its accounting system all operations relating to the advance of funds represented by this Capital Note in a separate and dedicated account opened for this purpose only; and

   (b) Furnish to the Holder copies of all documents reasonably requested by Holder pertaining to the financial condition of the Company (including, without limitation, annual financial statements, minutes of shareholders meetings and minutes of Board of Directors meetings).

7. Both parties waive and forego any requirement of notices or notarial notes with regard to this Capital Note.

8. Upon demand by the Holder, this Capital Note shall be convertible into shares of the Company in an aggregate amount reflecting the relative value on the date of such conversion of this Capital Note relative to the fair market value of the shares of the Company.

9. The parties intend this Capital Note to qualify as equity for United States tax purposes.

10. If, after the date hereof, a party hereof shall determine that the adoption of any applicable law, rule or regulation or change in the interpretation thereof or any other change in circumstances shall render unfair or prejudicial to such party's interests the

performance of any of the provisions hereof, then such party shall notify the other party of the change and the prejudicial consequences resulting therefrom. The parties agree to negotiate in good faith such modification of the terms and conditions of this Capital Note as shall eliminate or otherwise remedy the prejudicial consequences of the change in circumstances. Such modification may, but need not, include the conversion of this Capital Note into new shares of the Company.

11. The Company shall be liable to pay any taxes or duties levied in the country of residence of the Company deriving from the issuance of this Capital Note, and the Holder shall be liable to pay any taxes or duties levied in the country of residence of the Holder deriving from the investment represented by this Capital Note.

12. The Company shall be liable to pay any expenses incurred in connection with the execution of this Capital Note.

13. The Company shall not be liable for any default or delay in performing its obligations under this Capital Note that is the result of "force majeure."

14. If for any reason any provision hereof is deemed to be invalid, unenforceable or contrary to any existing or future law, such invalidity or unenforceability shall not impair the operation of the valid provisions hereof. The parties agree that they shall endeavor to substitute for any invalid or unenforceable provision a valid and enforceable provision that will effectuate to the extent possible the basic purposes of this Capital Note.

15. All notices or other communications which are required or permitted hereunder shall be deemed sufficient if contained in a written instrument given by personal delivery, telex, facsimile, or registered mail, return receipt requested, to such party at the address set forth above or to such other address as may thereafter be designated in a written notice to the other party.

16. This Capital Note shall be governed by, and construed in accordance with, the laws of the State of New York, excluding the choice of law rules thereof.

17. In the event of a dispute arising out of the performance of this Capital Note, the parties hereby submit to the exclusive jurisdiction of the courts in New York City.

IN WITNESS WHEREOF, the parties hereto have executed this Capital Note as of the date first written above.

MutualArt US Holdings, Inc.	APT Management (New York), LLC.
____________________	____________________
By:	By its Managing Member: MutualArt US Holdings, Inc.
Title:	Name:
	Title:

Exhibit 4.3
The General Partner Loan Agreement

LOAN AGREEMENT

This Loan Agreement is entered into on [date],

BETWEEN: APT Management (New York), LLC, a limited liability company, incorporated under the laws of Delaware and having its statutory seat at 156 Fifth Avenue, Suite 323, New York, New York 10010, hereby duly represented by its managing member MutualArt US Holdings, Inc.,

hereinafter "**the Lender**";

AND: Artist Pension Trust (New York), L.P, a limited partnership, incorporated under the laws of Delaware and having its statutory seat at 156 Fifth Avenue, Suite 323, New York, New York 10010, hereby duly represented by its General Partner, APT Management (New York), LLC.

hereinafter "**the Borrower**" or "**the Partnership**";

The Borrower and the Lender are hereinafter individually called a "**Party**" and collectively as the "**Parties**".

WHEREAS The Lender is the General Partner of the Borrower; and

WHEREAS Pursuant to the Limited Partnership Agreement of the Borrower, a copy of which is attached hereto as Attachment I (the "**LP Agreement**"), the Lender undertook to provide the Borrower, from time to time, with loans in such amounts that shall be sufficient to pay the Partnership Costs and Expenses.

THE PARTIES HEREBY AGREE AS FOLLOWS:

Article 1 - Definitions

Capitalized terms used in this Agreement that are not otherwise defined herein shall have the respective meanings set forth in the LP Agreement. In addition, the following terms are defined as set forth below:

1.1 "**Advances**" has the meaning set forth in Section 2.1;

1.2 "**Agreement**" means this agreement;

1.3 "**Date of the Agreement**" means the date mentioned on the first page of this Agreement;

Article 2 – Amounts and Terms and Conditions

2.1 The Advances: Subject to the availability of funds to it, the Lender hereby agrees to make advances (the "**Advances**") to the Borrower from time to time, on the terms and conditions hereinafter set forth, on any Business Day during the period from the incorporation of the Partnership and until the Termination Date in such amounts as shall be sufficient to pay the Partnership Costs and Expenses, not otherwise paid for under the LP Agreement.

2.2 Making the Advances: Each Advance shall be made on notice, given no later than 11:00 A.M. (New York City time) on the Business Day prior to the date of the proposed Advance, by the Borrower to the Lender, specifying the date and amount thereof.

No later than 11:00 A.M. (New York City time) on the date of such advance and upon fulfillment of the applicable conditions set forth in Article 5, the Lender will make such Advance available to the Borrower in same day funds at the Lender's address as set forth in the front page of this Agreement.

Article 3 - Repayment

3.1. The Borrower shall repay the aggregate unpaid principal amount of all Advances in accordance with a promissory note of the Borrower, in substantially the form of Exhibit A hereto (the "**Note**"), evidencing the indebtedness resulting from such Advances and delivered to the Lender pursuant to Article 5.

3.2. Unless the law provides otherwise, the repayment by the Borrower shall take place without any right of set-off.

Article 4 – Interest and Security

The Advances shall not bear any interest, nor shall they be secured by any of the Borrower's assets.

Article 5 – Conditions of Lending

The obligation of the Lender to make the Advances is subject to the condition precedent that the Lender shall have received The Note on or before the date of such Advance the following, each dated such date, in form and substance satisfactory to the Lender.

Article 6 - Miscellaneous

6.1. Notices

Any notices or communications under the Agreement or in connection with it shall be in writing and forwarded by registered mail to the address as set forth on the front page of this Agreement.

A notice or communication shall be deemed having been given three business days after it is mailed, or one business day after delivery against receipt.

A Party may change its notice address by notice to the other Party in accordance with this section.

6.2. Headings

The descriptive words or phrases at the head of the various articles and sections in this Agreement are inserted only for convenience and reference. These are in no way intended to be a part of the Agreement and do not define, limit or describe the scope or intent of the particular article or section to which they refer.

6.3. Waivers

No Party to this Agreement shall be deemed to have waived any rights arising out of the Agreement or out of any default or breach hereunder, unless this Party executes the waiver in writing in accordance with Section 6.1.

If a Party waives any right arising out of the Agreement or out of any default or breach of another Party in accordance with the paragraph above, such waiver shall not be construed to constitute a waiver of any other right arising out of the Agreement or out of the default or breach of another Party, even if the latter is similar to the prior.

6.4. Severability

If any covenant provided in this Agreement is unenforceable or contrary to mandatory law, then that covenant shall be ineffective only to the extent of the unenforceability or invalidity and shall in no way affect the enforceability or validity of the remainder of the provisions or covenant or of the other provisions or covenants in this Agreement.

6.5. Prior Representations

The Agreement supersedes all prior letters, representations, warranties or agreements relating to the subject matter of the Agreement and no variation of the Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

Notwithstanding the above, in any event of a conflict between this Agreement and the LP Agreement, the latter shall prevail.

Article 7 - Applicable Law and Jurisdiction

This Agreement shall be governed exclusively by and interpreted in accordance with the laws of the State of New York, without regard to conflict of laws provisions.

The courts of New York City will have exclusive jurisdiction over any disputes between the Parties arising out of or in relation with the Agreement.

The Agreement is executed in as many true copies as there are parties to the Agreement, and each Party acknowledges having received an original.

IN WITNESS WHEREOF THE PARTIES HAVE DULY EXECUTED THE AGREEMENT:

APT Management (New York), LLC.

____

By:

Title:

Artist Pension Trust (New York), L.P

By: Its General Partner,
APT Management (New York), LLC.,
a Delaware limited liability company

____

By: its sole member: MutualArt US Holdings, Inc.

Name:
Title:

Exhibit A

PROMISSORY NOTE

$ ____________________   ________, 20____

FOR VALUE RECEIVED, Artist Pension Trust (New York), L.P, a Delaware Limited Partnership (the "Borrower"), promises to pay to the order of APT Management (New York), LLC, a Delaware limited liability company, its successors and assigns (the "Lender") in lawful money of the United States of America and in immediately available funds, the principal amount of [$________________], or, if less, the aggregate amount of all the Advances made by the Lender to the Borrower pursuant to the Loan Agreement between the Lender and the Borrower outstanding on the Termination Date (as defined in the Loan Agreement).

1. Capitalized terms used in this Agreement that are not otherwise defined herein shall have the respective meanings set forth in the Loan Agreement.

2. The Borrower promises to repay the Advances to the Lender in accordance with the terms and conditions of Section 11 of the LP Agreement.

3. Each Advance made by the Lender to the Borrower and all payments made on account of the amount thereof, shall be recorded by the Lender and, prior to any transfer thereof, endorsed on the grid attached hereto which is an integral part of this Note.

4. The Borrower shall use the proceeds received under this Note only for financing the ongoing Partnership Costs and Expenses.

5. The Lender shall be entitled to immediate repayment of all the outstanding balance of the Advances, and the Borrower undertakes to immediately pay all such amounts due in any event of dissolution, liquidation, winding up, bankruptcy of the Borrower, or any proceedings or other actions by or against the Borrower in bankruptcy, liquidation, winding up or dissolution.

6. This Note is issued by the Lender pursuant to and entitled to the benefits of the Loan Agreement. Each future Lender, if any, that holds this Note, by their acceptance hereof, agrees to be bound by the provisions of the Loan Agreement. This Note shall be binding on the Borrower and its successors and assigns and shall be binding upon and inure to the benefit of the Lender, any future holder of this Note and their respective successors and assigns.

7. The terms of this Note shall be construed in accordance with the laws of the State of New York, without regard to conflict of laws provisions.

8. The Borrower covenants and agrees that this Note has been authorized by all necessary corporate action (and a copy of such resolutions have been provided to the Lender). If any terms or provisions of this Note are deemed invalid, the validity of all other terms and provisions hereof shall in no way be affected thereby. This Note may not be changed orally, but only by an agreement in writing and signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the Borrower has signed this Note as of the date written above.

Artist Pension Trust (New York), L.P
By: Its General Partner,
APT Management (New York), LLC.,
a Delaware limited liability company

By:__________________________________
its sole member: MutualArt US Holdings, Inc.
Name:
Title:

ADVANCES AND PAYMENTS OF PRINCIPAL

Date	Amount of Advance	Amount of Principal Paid	Unpaid Principal Balance	Notation Made by

Exhibit 4.4
The Management Agreement

MANAGEMENT AGREEMENT

MANAGEMENT AGREEMENT, dated as of ____________, 2005, among Artist Pension Trust (New York), L.P, a Delaware limited partnership (the "**Partnership**"), APT Management (New York) LLC, a Delaware limited liability company (the "**General Partner**"), and ________________, a Delaware ____________ (the "**Management Company**").

WHEREAS, the Partnership was organized pursuant to the Limited Partnership Agreement of the Partnership dated ____________ (as the same may be amended, supplemented or otherwise modified from time to time, the "**Partnership Agreement**");

WHEREAS, the Partnership Agreement provides that the General Partner shall have the exclusive right and power to manage the business and affairs of the Partnership and authorizes the General Partner to delegate to a management company certain management or administrative responsibilities of the General Partner under the Partnership Agreement; and

WHEREAS, the General Partner desires to delegate to the Management Company all of the management or administrative responsibilities of the General Partner under the Partnership Agreement that the General Partner is permitted to delegate under the Partnership Agreement to the extent such responsibilities relate to __________________________, and the Management Company desires to assume such management or administrative responsibilities.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, it is agreed by and among the parties hereto as follows:

1. Definitions.

For purposes of this Agreement, capitalized terms used without definition herein have the respective meanings specified in the Partnership Agreement.

2. Expenses.

The General Partner shall reimburse the Management Company for the Partnership Costs and Expenses incurred by it in connection with the services herein.

3. Delegation to Management Company; Management Company Duties.

Pursuant to Section 8.4.2 of the Partnership Agreement, the General Partner hereby delegates to the Management Company the General Partner's management and administrative responsibilities under the Partnership Agreement to the extent such responsibilities relate to __________________________.

4. Assignment of Management Fee. Pursuant to Section 8.6 of the Partnership Agreement, the General Partner hereby assigns to the Management Company ____% of the Management Fee payable to the General Partner under the Partnership Agreement.

5. Duration and Termination. Commencing on the date hereof, management services shall be performed hereunder by the Management Company for the term of the Partnership as set forth in the Partnership Agreement (including any extensions of such term) plus one year from the end of said term

(as extended) or until such time as liquidation of the Partnership is complete, whichever is sooner. However, if the Partnership is dissolved prior to expiration of its specified term, this Agreement shall terminate on the date of such dissolution. This Agreement may also be terminated without cause and without penalty at any time on 90 days' prior written notice by either party.

6. Fiduciary Responsibility. If the Partnership's assets are treated as "plan assets" subject to ERISA and the Code, and to the extent ERISA and the Code apply to the Management Company's activities, the Management Company agrees to comply with ERISA and the Code provisions.

7. Indemnification. If the Partnership's assets are treated as "plan assets" subject to ERISA and the Code, the General Partner and its partners, members, managers, employees and agents, each liquidating trustee (if any), the Management Company, and each partner, member, stockholder, director, officer, manager, employee, agent and Affiliate of any of the foregoing may NOT be indemnified out of the Partnership's assets, including, without limitations, the Net Proceeds and the Investment Work.

If ERISA and the Code provisions are not applicable, the following indemnification provision shall apply:

The Management Company, its partners, members, managers, employees and agents, each liquidating trustee (if any) and each partner, member, stockholder, director, officer, manager, employee, agent and Affiliate of any of the foregoing shall be the persons entitled to indemnification under this paragraph ("**Indemnitee**"). Any person or entity entitled to indemnification shall be indemnified to the fullest extent permitted by law by the Partnership against any cost, expense (including attorneys' fees), judgment and/or liability reasonably incurred by or imposed upon such person in connection with any action, suit or proceeding (including any proceeding before any administrative or legislative body or agency) to which such person may be made a party or otherwise involved or with which such person shall be threatened by reason of being or having been the Management Company, a partner, member, employee or agent of the Management Company, a liquidating trustee (if any), a partner, member, stockholder, director, officer, manager, employee, agent or Affiliate of any of the foregoing, or a partner, member, director, officer, manager, employee, consultant or agent of any other organization in which the Partnership owns or has owned an interest or of which the Partnership is or was a creditor, which other organization that person or entity serves or has served as a partner, member, director, officer, manager, employee, consultant or agent at the request of the Partnership (whether or not such person or entity continues to serve in such capacity at the time such action, suit or proceeding is brought or threatened), as it relates to the Partnership, or activities on behalf of the Partnership; provided, however, that such person shall not be so indemnified with respect to (i) any matter as to which such person shall not have acted in good faith in the best interests of the Partnership or (ii) any matter as to which such person shall have acted in a grossly negligent, willful violation of the law or fraudulent manner. The right of indemnification granted by this Section 6 shall be in addition to any rights to which such person may otherwise be entitled and shall inure to the benefit of the successors, assigns, executors or administrators of such person. The Partnership may, but shall not be required to, pay the expenses incurred by any person indemnified hereunder in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by such indemnified person to repay such payment if there shall be an adjudication or determination that it is not entitled to indemnification as provided herein. Any person or entity indemnified hereunder, may not satisfy any right of indemnity or reimbursement granted in this Section 6 or to which it may be otherwise entitled except out of the assets of the Partnership, and no Partner shall be personally liable with respect to any such claim for indemnity or reimbursement.

8. No Personal Liability. The Management Company understands and agrees that the Limited Partners or agents of the Partnership shall not be personally bound by or liable hereunder, nor shall there be any resort to their personal property for the satisfaction of any obligation or claim hereunder.

9. Amendment. This Agreement may be modified or amended only with the written consent of the parties hereto.

10. Assignment. No assignment of this Agreement may be made by any party to this Agreement without the written consent of the other parties, provided, however, that the Management Company may assign this Agreement in whole or in part to an Affiliate of the Management Company without such consent.

11. No Agency Status. The Management Company is an independent contractor. No agency or partnership relationship shall be inferred among the Management Company, the Partnership and the General Partner, solely as a result of this Agreement. The activities of the Management Company in any jurisdiction shall not cause the Partnership or the General Partner to be subject to jurisdiction of the competent courts of such jurisdiction or to tax liability in such jurisdiction.

12. Governing Law; Severability. This Agreement shall be governed by and construed in accordance with, the laws of the State of New York as such laws are applied in connection with agreements entered into and wholly performed upon in New York by residents of New York. If it is determined by a court of competent jurisdiction that any provision of this Agreement is invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

13. Notices. All notices, demands and other communications to be given and delivered under or by reason of provisions under this Agreement shall be in writing and shall be deemed to have been given when personally delivered, mailed by first class mail, return receipt requested or by reliable overnight courier, or transmitted by electronic facsimile to the principal offices of the Management Company, the General Partner or the Partnership, as the case may be.

14. Entire Agreement. This document, including those provisions of the Partnership Agreement referenced herein, contains the entire Agreement among the parties and supersedes all prior arrangements or understandings with respect thereto. Descriptive headings are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement. This Agreement may be executed in any number of counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts together shall constitute one agreement.

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IN WITNESS WHEREOF, the undersigned have executed this Management Agreement effective as of the date first above written.

Artist Pension Trust (New York), L.P., a Delaware limited partnership
By: Its General Partner,
APT Management (New York) LLC.,
a Delaware limited liability company

By:______________________________

Name:____________________________

Title:_____________________________

APT Management (New York) LLC.

By: Its Sole Member,
MutualArt US Holdings, Inc.,
a Delaware company

By:______________________________

Name:____________________________

Title:_____________________________

[Management Company]

By:______________________________

Name:____________________________

Title:_____________________________

Exhibit 15.1
Non-Exclusive Criteria for Selling Invested Works

EXHIBIT 15.1

Non-Exclusive Criteria for Selling Invested Works

The timing of the sale of artwork is a complex matter, as the art market is not predictable by standard tools of measurement or profitability analysis. Without limiting the foregoing, the following set of criteria has been established by the General Partner to regulate the process of selling the Invested Works, in an attempt to make such selling process more predictable and transparent, despite the extremely subjective nature of the art buying and selling processes.

Selling Criteria

Invested Works will be considered by the General Partner for selling if the following conditions and information regarding the Artist exist: The following criteria are not exclusive and the General Partner may review and consider additional information available.

1. Concrete indication that the Artist has quit the art profession, and is no longer actively engaged in the production of art or in the pursuit of an art career;

2. An assessment made over three successive calendar years that the Artist's selling prices have reached a plateau. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

3. An assessment that the value of the Artist's individual Invested Work that is owned by the Partnership is unlikely to double in value over the ensuing five calendar years. Such assessment may be prepared by the General Partner or become available to the General Partner from a reliable source;

4. A unanimous recommendation from the General Partner's Selection Committee, ratified by the Director and the President, that the Artist will most likely not become successful;

5. The Artist has no significant one-person exhibition activity for a period of three successive calendar years. "Significant" means either a commercial gallery exhibition, or a non-profit museum or gallery exhibition;

6. If within any single calendar year, the overall average selling price of the Artist's artworks declines by more than 30%;

7. If the average selling price of the Artist's artworks increases by more than 400%-500% in a single calendar year;

8. If the Partnership receives a bona fide offer from a major art museum for the purchase of a single Invested Work or a group of Invested Works by a single Artist at a reasonable bulk price;

9. If the Artist dies, and the General Partner believes that the market price for such Artist's works will drop.